ALIO GOLD INC.

NI 43-101 F1 TECHNICAL REPORT
UPDATED RESOURCES AND RESERVES
AND MINE PLAN FOR THE
SAN FRANCISCO GOLD PROJECT
SONORA, MEXICO

Report Date: May 25, 2017
Effective Date: April 1, 2017

Prepared by:

William J. Lewis, P.Geo.
Ing. Alan J. San Martin, MAusIMM (CP)
Mani Verma, P.Eng.
Richard M. Gowans, P.Eng.

900 – 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone +1 416 362 5135 Fax +1 416 362 5763

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List of Appendices

APPENDIX 1	Glossary of Terms	At end of Report

List of Tables

Table 11.12	San Francisco Gold Project, Summary of Blank Assay Data for the 2011 to 2013 Drill Program	149

Table 11.13	Summary of Results for the Duplicate Samples, July, 2011 to June, 2013 Drill Program	150

Table 11.14	Summary and Graph Showing the Assays Results for the Five Samples	152

Table 11.15	Summary and Graph Showing the Gold Variation in the Five Pairs of Samples Rejects Vs Field Duplicates	152

Table 11.16	Summary and Graph Showing the Gold Variation in the Samples Screen Metallics Vs Fire Assays	153

Table 11.17	Summary of Standard Material Reference Samples Used at Check Inspectorate and ALS Minerals	154

Table 13.1	Summary of Column Leach Test Results, Crush Size P80 9.5 mm, 127 Days Leach Time	168

Table 13.2	Summary of Column Leach Test Results, Crush Size P80 6.3 mm, 127 Days Leach Time	168

Table 13.3	Correlation Coefficient, Daily Pregnant Solution vs. Duplicates	169

Table 13.4	Summary of the 2015 Internal Metallurgical Testwork	169

Table 13.5	Summary of the 2017 Internal Metallurgical Testwork	170

Table 14.1	Mineral Resource Estimate for the San Francisco and La Chicharra Deposits as of April 1, 2017 (Inclusive of Mineral Reserves) (Gold Price of USD 1,350/Oz)	175

Table 14.2	Applied Grade Capping on 3 m Composites for the San Francisco Resource Model (by Rock Type)	178

Table 14.3	Applied Grade Capping on 3 m Composites for the San Francisco Resource Model (by Resource Area)	178

Table 14.4	3-D Block Model Limits and Dimensions	179

Table 14.5	Rock Domain Code and Specific Gravity	180

Table 14.6	Applied Search Parameters for Ordinary Kriging Grade Interpolation for the San Francisco Pit	180

Table 14.7	Applied Search Parameters for Ordinary Kriging Grade Interpolation for the La Chicharra Pit	181

Table 14.8	Pit Optimization Parameters for the April 1, 2017 Resource Estimate for the San Francisco and La Chicharra deposits	183

Table 15.1	Mineral Reserves within the San Francisco and La Chicharra Pit Design (April 1, 2017) after Mining Recovery and Dilution	187

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List of Figures

Figure 16.2	View of the San Francisco Pit in August, 2013 (Looking East- Northeast)	192

Figure 16.3	View of the San Francisco Pit in February, 2016 (Looking East- Northeast)	193

Figure 16.4	View of the San Francisco Pit in May, 2017 (Looking East-Northeast)	193

Figure 16.5	View of the La Chicharra Pit in February, 2016 (Looking to the East)	194

Figure 16.6	View of the La Chicharra Pit in May, 2017 (Looking to the West Northwest)	194

Figure 16.7	Plan View of the Current San Francisco Pit Showing the Location of the Longitudinal and Cross-Sections Demonstrating the Growth of the Pit Since 2009 with the Projected Growth to 2023	195

Figure 16.8	Longitudinal Section (3357580 North) Demonstrating the Growth of the San Francisco Pit Since 2009 with the Projected Growth to 2023	196

Figure 16.9	Cross-Section (488700 East) Demonstrating the Growth of the San Francisco Pit Since 2009 with the Projected Growth to 2023	197

Figure 16.10	Plan View of the Current La Chicharra Pit Showing the Location of the Longitudinal and Cross-Sections Demonstrating the Growth of the Pit Since 2009 with the Projected Growth to 2021	198

Figure 16.11	Longitudinal Section (3,357,950 North) Demonstrating the Growth of the La Chicharra Pit Since 2009 with the Projected Growth to 2021	199

Figure 16.12	Cross-Section (488,700 East) Demonstrating the Growth of the La Chicharra Pit Since 2009 with the Projected Growth to 2021	200

Figure 16.13	Piezometer (PFP-01A) Installed to Monitor Water Flow Surrounding the Pit	203

Figure 16.14	San Francisco and La Chicharra Final Pit Designs, Dumps and Low Grade Stockpile Layout	204

Figure 17.1	Heap Leach Pads as Viewed from the Road to the La Chicharra Pit with Phase 6 Under Construction in the Foreground	209

Figure 17.2	View of the Second ADR Plant	210

Figure 17.3	Fine Crushing Circuit Actual Flowsheet (at 80% passing 9.5 mm)	211

Figure 17.4	New Crushing Circuit Actual Diagram (80% passing 9.5 mm)	212

Figure 17.5	Plan View of the Current Crushing Facilities[1]	213

Figure 17.6	View of the Crushing Facilities and Heap Leach Pads as Seen from the Lookout at the San Francisco Pit (Zoom Lens)	213

Figure 17.7	Heap Leach Circuit Showing the Solution Balance	214

Figure 17.8	Overall Gold Recovery Circuit (ADR) Flowsheet	214

Figure 17.9	Crushing Circuit 1 Proposed Upgrade - Flowsheet (100% passing 9.5 mm)	215

Figure 17.10	Crushing Circuit 2 Proposed Redesign – Flowsheet (100% passing 9.5 mm)	215

Figure 18.1	2016 General Site Layout	217

Figure 18.2	Exploration Sample Storage and Preparation Facility	219

Figure 18.3	Core Stored in the Exploration Sample Storage and Preparation Facility	220

Figure 18.4	Pulp Samples Stored in the Exploration Sample Storage and Preparation Facility	220

Figure 18.5	Fresh Water Distribution Network at the San Francisco Mine	222

1.0        SUMMARY

1.1        GENERAL

Alio Gold Inc. (TSX: ALO) (ALO or Alio) has retained Micon International Limited (Micon) to conduct an audit of its resource and reserve estimates and to prepare an update of its September, 2016 Technical Report on the San Francisco Gold Project (San Francisco Project or the Project) in the state of Sonora, Mexico. The purpose of this Technical Report is to support disclosure of the results of Micon’s resource and reserve audit and the updated mining plan for the San Francisco Project, compliant Canadian National Instrument (NI) 43-101.

Micon’s most recent Technical Report for ALO was entitled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine, Sonora, Mexico”, dated September 30, 2016 (amended November 25, 2016). That Technical Report was filed by ALO on the System for Electronic Document Analysis and Retrieval (SEDAR, www.sedar.com). Micon has written nine prior reports on the San Francisco Project for ALO since 2005.

Micon does not have nor has it previously had any material interest in ALO or related entities. The relationship with ALO is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

This report is intended to be used by ALO subject to the terms and conditions of its agreement with Micon. That agreement permits ALO to file this report as a Technical Report with the Canadian Securities Administrators pursuant to provincial securities legislation or with the SEC in the United States. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

The conclusions and recommendations in this report reflect the authors’ best independent judgment in light of the information available to them at the time of writing. The authors and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

1.2        PROPERTY DESCRIPTION AND LOCATION

The San Francisco property is situated in the north central portion of the state of Sonora, Mexico, approximately 150 kilometres (km) north of the state capital, Hermosillo. In this report, the term San Francisco Project refers to the area within the exploitation or mining concessions controlled by ALO, while the term San Francisco property (the property) refers to the entire land package (mineral exploitation and exploration concessions) under ALO’s control.

The San Francisco Project is comprised of two previously mined open pits (San Francisco and La Chicharra), together with heap leach processing facilities and associated infrastructure located close to the San Francisco pit.

ALO advises that it holds the San Francisco Project, which consists of 13 mining concessions, through its wholly-owned Mexican subsidiary Timmins Goldcorp Mexico, S.A. de C.V. All concessions are contiguous and each varies in size for a total property area of 33,667.72 hectares (ha). In late 2005, the original Timmins II concession was subdivided into two concessions (Timmins II Fraccion Sur and Pima), as part of separate exploration strategies for the original Timmins II concession. All concessions are subject to a bi-annual fee and the filing of reports in May of each year covering the work accomplished on the property between January and December of the preceding year. The fee rates are estimated in US dollars based on the rates published in the “Diario Oficial de la Federacion (DOF)” as of March 31, 2017.

ALO reduced the size of the primary mineral concessions in 2015 by eliminating those areas deemed to have very little exploration potential, while maintaining the integrity of the overall concessions. A further reduction occurred in 2016 when ALO dropped the El Exito and El Picacho concessions. Therefore, ALO currently retains a total of 13,284.19 ha, which it believes contain the most prospective geology and mineralized targets upon which to base further exploration. The reduction in the size of the concessions has also resulted in a reduction in the bi-annual fees for the Project.

ALO advises that it acquired the first seven concessions covering the San Francisco mine through its purchase of Molimentales del Noroeste de S.A. de C.V. (Molimentales) in April, 2007.

In 2006, ALO signed a temporary occupancy agreement with an agrarian community (Ejido) in Mexico called Los Chinos, whereby ALO was granted access privileges to 674 ha, the use of the Ejido’s roads, as well as being able to perform all exploration work on the area covered by the agreement. Subsequent to the agreement, Molimentales has completed the process (before the Mexican Federal Agrarian Secretariat) of converting the 674 hectares contracted from the Los Chinos Ejido into private property, and formalizing the purchase of the 674 ha, before a notary public, according to the Sonora State Civil Code. The 674 ha was purchased by Molimentales in 2011, and the final public instrument documenting the purchase was issued on February 9, 2015.

During August and September, 2009, Molimentales acquired the 800 ha of surface land on which the San Francisco mine is located, by means of five purchase agreements covering all of the Ejido Jesus Garcia Heroe de Nacozari’s five former parcels that together form the 800 ha.

Other parties control two mineral concessions which are contained within the area of the mineral concessions owned by ALO but neither of these concessions impacts the main area of the San Francisco Project.

On February 23, 2011, ALO announced that it had staked an additional 95,000 ha of claims along the highly prospective Sonora-Mojave Megashear structural province in northern Sonora. ALO has continued to stake additional concessions since February, 2011 and the total additional regional mineral concessions amounted to approximately 152,279.6 ha in 2013.

On July 6, 2011, Molimentales acquired (through a straight purchase) a 10-ha mineral concession called La Mexicana. Prior to this purchase, the La Mexicana mineral concession was the last area in the metamorphic package that did not belong to ALO.

The Mexican mining laws were changed in 2005 and, as a result, all mineral concessions granted by the Dirección General de Minas (DGM) became mining concessions. There are no longer separate specifications for a mineral exploration or exploitation concession. A second change to the mining laws was that all mining concessions are granted for 50 years, provided that the concessions remain in good standing. As part of this change, all former exploration concessions which were previously granted for 6 years became eligible for the 50-year term.

Concessions are extendable provided that the application is made within the five-year period prior to the expiry of the concession and the bi-annual fee and work requirements are in good standing. The bi-annual fee payable to the Mexican government for ALO to hold the group of contiguous mining concessions for the San Francisco operations is USD 532,914. The biannual fee for ALO to hold the group of contiguous mining concessions which comprise the regional mineral property is USD 151,476.

1.3        ACCESSIBILITY, CLIMATE, PHYSIOGRAPHY, LOCAL RESOURCES AND INFRASTRUCTURE

The Project is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora, 2 km west of the town of Estación Llano (Estación), approximately 150 km north of Hermosillo and 120 km south of the United States/Mexico border city of Nogales along Highway 15 (Pan American highway). The closest accommodations are in Santa Ana, a small city located 21 km to the north on Highway 15.

The climate at the Project site ranges from semi-arid to arid. The average ambient temperature is 21°C, with minimum and maximum temperatures of -5ºC and 50ºC, respectively. The average annual rainfall for the area is 330 mm with an upper extreme of 880 mm. The desert vegetation surrounding the San Francisco mine is composed of low lying scrub, thickets and various types of cacti, with the vegetation type classified as Sarrocaulus Thicket.

Physiographically, the San Francisco property is situated within the southern Basin and Range Province, characterized by elongate, northwest-trending ranges separated by wide alluvial valleys. The San Francisco mine is located in a relatively flat area of the desert with the topography ranging between 700 and 750 m above sea level.

1.4        HISTORY

After conducting exploration on the Project between 1983 and 1992, Compania Fresnillo S.A. de C.V. (Fresnillo) sold the property in 1992 to Geomaque Explorations Ltd. (Geomaque). After conducting further exploration, Geomaque decided to bring the Project into production in 1995. Due to economic conditions, mining ceased and the operation entered into the leach-only mode in November, 2000. In May, 2002, the last gold pour was conducted; the plant was mothballed, and clean-up activities at the mine site began.

In 2003, Geomaque sought and received shareholder approval to amalgamate the corporation under a new Canadian company, Defiance Mining Corporation (Defiance). On November 24, 2003, Defiance sold its Mexican subsidiaries (Geomaque de Mexico and Mina San Francisco), which held the San Francisco gold mine, to the Astiazaran family of Sonora and their private company.

Since June, 2006, the Astiazaran family and their company Desarrollos Prodesa S.A. de C.V. have been extracting sand and gravel intermittently from both the waste dumps and the leach pads for use in highway construction as well as other construction projects.

ALO acquired an option to earn an interest in the property in early 2005, whereupon it conducted a review of the available data and started a reverse circulation drilling program in August and September, 2005. This was followed by a second drilling program comprised of both reverse circulation and diamond drilling in 2006, based on the results of the 2005 drilling program.

1.5        GEOLOGICAL SETTING AND MINERALIZATION

The San Francisco Project is a gold occurrence with trace to small amounts of other metallic minerals. The gold occurs in granitic gneiss and the deposit contains principally free gold and occasionally electrum. The mineralogy, the possibility of associated tourmaline, the style of mineralization and fluid inclusion studies suggest that the San Francisco deposits may be of mesothermal origin.

The San Francisco deposits are roughly tabular with multiple phases of gold mineralization. The deposits strike 60° to 65° west, dip to the northeast, range in thickness from 4 to 50 m, extend over 1,500 m along strike and are open ended. Another deposit, the La Chicharra zone, was mined by Geomaque, as a separate pit.

1.6        EXPLORATION PROGRAMS

     1.6.1        ALO Exploration Programs

From 2007 to 2009, concurrent with the feasibility study, which focused on re-starting the mining operations, ALO conducted exploration comprised mainly of in-fill and confirmation drilling in and around of the San Francisco and La Chicharra pits. The drilling results as of the end of 2009 indicated that the mineralization extended both along strike and down dip of the known deposit, a situation which led to the decision to accelerate the drilling in the first 6 months of 2010. The results from the 2010 drilling, when combined with the previous results, led to ALO updating the resource and reserve estimations, as well as its mine plan.

Between July, 2010 and June, 2011, ALO conducted an intensive exploration drilling program which included deeper drilling to explore the mineralization at depth, both in and around the La Chicharra and San Francisco pits. The results of this drilling indicated that the mineralization is located in parallel mineralized bodies both along strike and at depth.

From July, 2011 to June, 2013, 1,464 reverse circulation (RC) and core holes were drilled for a total of 327,853 metres (m). Most of the drilling was undertaken in and around the San Francisco pit and the La Chicharra pit. The RC drilling included 13,219 m in 62 holes of condemnation drilling and 3,842 m in 20 holes for water monitoring. A further 8 RC holes totalling 107 m were drilled on the low grade stockpile for grade control.

The drilling conducted within and around the San Francisco and La Chicharra pits comprised more than 92.8% of the drilling undertaken between July, 2011 and June, 2013. Both the RC and core drilling in these areas identified the extent of the mineralization along strike, as well as the extent down-dip, which remains open. The drilling surrounding the San Francisco and La Chicharra pits has been completed, except for defining the extent of the mineralization to the southeast of the San Francisco pit which remains open along strike and at depth. In 2013, ALO had completed its planned exploration drilling programs. Additional in-fill drilling is necessary to confirm the extension in the up-dip direction from the newly discovered mineral zones identified at the northern extremity of the pit but it was still undecided if these areas were going to be exploited due to the lower gold price.

In the period between 2013 and 2017, ALO has only conducted a small number of exploration drilling programs comprised of in-fill drilling in the San Francisco pit to cover gaps in drilling on the lower benches, exploration drilling to outline preliminary underground resources beneath the south wall of the pit and exploration drilling to the north of the San Francisco pit to potentially identify a secondary deposit which would supply feed to the heap leach pad and processing facilities at the San Francisco mine.

The in-fill drilling in the San Francisco pit on the lower benches was successful in allowing a better understanding of the mineralization being extracted in these areas. The drilling in the south wall, along with preliminary underground mining, has helped to identify the extent and mining potential for these areas but further drilling will be necessary to fully identify the extent of the mineralized lenses in this area. The exploration drilling to the north produced mixed results with areas of good mineralization identified but the extent of the mineralization is still not fully understood and these areas will need further work to identify if they are amenable to open pit mining methods.

ALO has continued to conduct in-fill drilling programs which have led to 2 small satellite pits to the north and northeast being identified around the La Chicharra deposit and a small pit to the southeast of the San Francisco deposit. These small pits are only a few benches deep.

     1.6.2       Future Exploration Programs

ALO is not planning any further exploration programs on the San Francisco property, at the current time. However, should the price of gold exceed USD 1,300/oz gold, ALO can revisit this decision.

ALO is currently planning a 62,000 m program consisting of both infill and step-out drilling as part of is mining operations to better define areas of weak mineralization or where the drilling is not detailed enough for the mine plan. Part of this in-fill drilling is also directed at identifying the continuity of the mineralization in the down dip projection of those mineralized zones that lie within the mine plan or could be brought into the mine plan

Micon has reviewed the proposed drilling program, as well as the work that ALO conducted to the north of the San Francisco pit and the work conducted on the south wall of the pit during its May, 2016 and previous February, 2016 site visits. Based on the reviews, Micon considers that the further exploration is warranted.

1.7        MINERAL RESOURCE AND RESERVE ESTIMATES

     1.7.1      Mineral Resource Estimate

The resource block model is based on 5 m by 5 m by 6 m high blocks. The coordinate limits of the previous model were retained for this current work. The topography was updated to reflect the mined surface as of April 1, 2017. The undisturbed pre-mining topographic surfaces are also available in the model.

ALO has continued to conduct a manual interpretation of the mineralized zones, based on all of the drilling intersections now available in its database. This approach allows for more precise geological modelling and mineralization interpretation, which is enabling ALO to plan better drilling programs to explore the extent of the mineralization and also to prepare better engineering designs regarding the ore and waste split in the pit for planning purposes.

Grade envelopes and geological domains are directly interpreted by the geologists using the drilling information they have gathered.

The database of the San Francisco and La Chicharra deposits consists of 4,261 drill holes with 407,805 intervals, amounting to 640,782 m of drilling. A total of 135 of the drill holes lie beyond the model limits and have not been included in the study. The current database includes 13,877 m of drilling from 101 new holes drilled in 2016 and 2017.

Approximately 13% of the sampling intervals are greater than or equal to a 2 m length, about 84% of the intervals are between 1.5 and 2.0 m in length, and about 3% are less than 1.5 m in length. In the case of duplicate samples, the original sample was used in the database.

High grade outlier assays were capped at different gold grades, according to the domains.

Once Micon had audited and accepted ALO’s block model, ALO proceeded to run a pit optimization program in order to estimate the resources. The gold price used for estimating the resources at the San Francisco Project was USD 1,350 per ounce.

The parameters used in the pit optimization for the estimation of the resources are summarized in Table 1.1. They are a combination of the parameters determined by Micon and ALO, taking into account the actual costs obtained from the operation.

Pit bench heights were set at 6 m (the block height used in the model) and slope angles were based on inter-ramp angles recommended by Golder Associates in its December, 1996, report, adjusted to allow for haul roads of 25 m width.

The pit shell adopted for reporting resources was estimated at a gold price of USD 1,350/troy ounce, using the economic parameters summarized in Table 1.1, the drilling database as of March, 2017 and the topographic surface as of April 1, 2017. The mineral resource, as estimated by ALO and audited by Micon, is presented in Table 1.2. This resource estimate includes the mineral reserve described subsequently, and has an effective date of April 1, 2017.

Table 1.1
Pit Optimization Parameters for the April 1, 2017 Resource Estimate for the San Francisco and La Chicharra Deposits

Area	Costs
San Francisco Mine	Description	Units	Amount
	Waste mining cost	USD/t	1.90
	Ore mining cost	USD/t	1.90
	Process cost	USD/t	3.35
	G & A cost	USD/t	0.47
	Gold price	USD/oz	1,350
	Rock Densities and Recoveries
	Name/code	Density	Recovery %
	Diorite (2)	2.72	60.50
	Gneiss (4)	2.75	75.29
	Granite (5)	2.76	85.70
	Schist (6)	2.75	71.70
	Lamprophite dike (8)	2.76	60.50
	Pegmatite (10)	2.85	71.70
	Gabbro (11)	2.81	70.16
	Conglomerate (12)	2.00	71.70
	General Recovery		73.00
La Chicharra Mine	Costs
	Description	Units	Amount
	Waste mining cost	USD/t	1.45
	Ore mining cost	USD/t	1.45
	Process cost	USD/t	3.35
	G & A cost	USD/t	0.47
	Gold price	USD/oz	1,350
	Rock Densities and Recoveries
	Name/code	Density	Recovery %
	All Rock (100-500)	2.9	76.69
	General Recovery		76.69

Table provided by Alio Gold Inc.

Micon recommends that ALO use the April 1, 2017 mineral resource estimate contained in Table 1.2 as the stated mineral resource estimate for the San Francisco Project as this estimate recognizes the use of 0.121 g/t gold for the San Francisco deposit and 0.115 g/t gold for the La Chicharra deposit as the open pit cut-off grades, at which the mineralization would meet the parameters for potential economic extraction, as defined by the CIM standards and definitions for resources.

Table 1.2
Mineral Resource Estimate for the San Francisco Project (Inclusive of Mineral Reserves)
(USD 1,350/oz Gold Price)

Area	Cut-off (Au g/t)	Category	Tonnes	Au (g/t)	Gold (Oz)
San Francisco Mine OP	0.121	Measured	39,713,000	0.531	678,000
		Indicated	20,604,000	0.566	375,000
		Measured & Indicated	60,317,000	0.543	1,053,000
		Inferred*	483,000	0.596	9,000
La Chicharra Mine OP	0.115	Measured	6,918,000	0.550	122,000
		Indicated	6,068,000	0.500	98,000
		Measured & Indicated	12,986,000	0.527	220,000
		Inferred*	231,000	0.488	4,000
La Chicharra Pit NW OP	0.115	Measured	673,000	0.550	12,000
		Indicated	558,000	0.616	11,000
		Measured & Indicated	1,231,000	0.580	23,000
		Inferred*	2,000	0.473	20
La Chicharra Pit North OP	0.115	Measured	186,000	0.676	4,000
		Indicated	92,000	0.628	2,000
		Measured & Indicated	278,000	0.660	6,000
		Inferred*	5,000	1.240	200
Total Resources		Measured	47,490,000	0.535	816,000
		Indicated	27,322,000	0.553	485,000
		Measured & Indicated	74,813,000	0.541	1,302,000
		Inferred*	721,000	0.566	13,000

*Inferred resources in this table only include material within the limits of the USD 1,350/oz pit shell and do not include material outside of the pits limit.

Micon believes that no environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues exist which would adversely affect the mineral resources estimated above. However, mineral resources that are not mineral reserves do not have demonstrated economic viability. The mineral resource figures in Table 1.2 have been rounded to reflect that they are estimates and therefore, the totals in the table may not add.

The mineral resource estimate has been reviewed and audited by Micon. It is Micon’s opinion that the April 1, 2017 mineral resource estimate has been prepared in accordance with the CIM standards and definitions for mineral resource estimates and that ALO can use this estimate as a basis for further exploration and economic evaluation of the San Francisco Project.

     1.7.2     Mineral Reserve Estimate

Once Micon had audited and accepted ALO resource estimate, ALO proceeded to run a pit optimization program in order to estimate the reserves. The gold price used for estimating the reserves at the San Francisco Project was USD 1,250 per ounce. The parameters used in the pit optimization for the estimation of reserves are the same as those used for the resource estimation.

Mining recovery has been estimated at 98% for both the San Francisco and La Chicharra deposits. Micon agrees with this estimate, as it is based on actual experience at the mine.

The dilution for the San Francisco and La Chicharra deposits varies, up to 4%, depending on the pit phases.

Table 1.3 presents the total reserves estimated within the pit design outline, including mine recovery and dilution factors.

Table 1.3
Mineral Reserves within the San Francisco and La Chicharra Pit Design (April 1, 2017) after Mining Recovery and Dilution

PIT	Classification	Metric tonnes	Gold (g/t)	Contained Gold Ounces
San Francisco Pit	Proven	27,048,000	0.578	502,500
	Probable	12,083,000	0.579	224,700
	Total	39,131,000	0.578	727,200
La Chicharra Pit	Proven	2,329,000	0.471	35,200
	Probable	5,328,000	0.551	94,300
	Total	7,657,000	0.526	129,600
La Chicharra Pit NW OP	Proven	170,000	0.434	2,400
	Probable	363,000	0.431	5,000
	Total	533,000	0.432	7,400
La Chicharra Pit North OP	Proven	72,000	0.638	1,500
	Probable	200,000	0.437	2,800
	Total	272,000	0.490	4,300
Total Pits	Proven	29,619,000	0.569	541,600
	Probable	17,974,000	0.566	326,900
	Total	47,593,000	0.568	868,500
San Francisco Mine	Low Grade Stockpile	7,199,000	0.26	60,200
San Francisco Mine	Total Pits + Stockpile	54,792,000	0.527	928,700

The proven and probable reserves in Table 1.3 have been derived from the measured and indicated mineral resources summarized in Table 1.2 and account for mining recovery and dilution. The figures in Table 1.3 have been rounded to reflect that they are an estimate and, therefore, the totals in the table may not add.

The mineral reserve estimate has been reviewed and audited by Micon. It is Micon’s opinion that the April 1, 2017 mineral reserve estimate has been prepared in accordance with the CIM standards and definitions for mineral reserve estimates and that ALO can use this estimate as a basis for further mine planning and operational optimization at the San Francisco Project (San Francisco and La Chicharra pits).

1.8        OPERATIONAL DATA

     1.8.1        Production to Date

The San Francisco mine resumed commercial production in April, 2010. Table 1.4 summarizes production from April, 2010 to the end of March, 2017, by quarter. Ore of lower grade is being stockpiled for processing at the end of the mine life. ALO reports that, as of the end of August, 2016, a total of 8.121 Mt at an average grade of 0.260 g/t gold had been placed on the low grade stockpile since 2010. However, ALO has processed some of the stockpile material and the actual low grade stockpile contains 7.287 MT at an average grade of 0.26 oz/t gold as of the date of this report.

During July, 2011, ALO expanded the crushing system to 15,000 t/d. In December, 2012, a new additional 5,000 t/d crushing circuit was installed. The equipment initially installed was one jaw crusher, one secondary crusher, two tertiary crushers and two screens. In August, 2013, an expansion was made to this crushing circuit, installing an additional secondary crusher, along with a screen, for a further capacity of 2,000 t/d. Total capacity for the new crushing circuit is 7,000 t/d.

With the original plant equipment and additions mentioned, the crushing capacity currently operates at 22,000 t/d.

ALO is working on improving the recovery within the leach pads by finer crushing in both crushing circuits, P100 = 9.35 mm and P80 = 8.50 mm. Both crushing circuits must be upgraded to maintain a throughput of 22,000 t/d at the finer crush sizes. These upgrades are expected to be completed by the first quarter of 2018.

     1.8.1        Mine Plans and Activities

Production from the La Chicharra deposit recommenced in late 2015. The San Francisco and La Chicharra pits will be mined at the same time. The La Chicharra pit, previously mined by Geomaque, is located 1,000 m west of the San Francisco pit.

All mining activities are being carried out by the contractor, Peal Mexico, S.A. de C.V., of Navojoa, Mexico. The contractor is obliged to supply and maintain the appropriate principal and auxiliary mining equipment and personnel required to produce the tonnage mandated by ALO, in accordance with the mining plan.

ALO provides contract supervision, geology, engineering and planning and survey services, using its own employees.

Table 1.4
San Francisco Project, ALO Annual Production from April, 2010 to the End of March, 2017 by Quarter)

1.9        PROCESSING

Ore extracted from the pit is transported in 100 t capacity haulage trucks, which feed directly into the gyratory primary crusher with dimensions of 42” x 65”. The crusher has nominal capacity of 900 t/h. The crushed product is then transported on conveyor belts to a stockpile with a capacity of 6,000 tonnes.

Two feeders beneath the stockpile deliver the ore onto a conveyor belt which feeds the secondary crushing circuit. The ore is screened and the screen undersize (minus 0.5 inch) reports to the final product, while screen oversize is fed to two parallel secondary crushers.

Product from the secondary crushers is transported on conveyor belts to the tertiary crushing circuit, which consists of three tertiary crushers in parallel operating in closed circuit with screens. The minus 0.5 inch undersize from the screens is delivered to the leach pad.

As noted above, the crushing circuits are presently being modified to deliver a finer product.

Product from the crushing plant is transported to the leach pad on overland conveyors and deposited on the pad with a stacker, forming lifts between 8 m and 12 m in height. A bulldozer is used to level the surface of each lift. The irrigation pipelines are then installed to distribute the leach solution over the entire surface of the lift.

ALO has constructed the leach pad and has six different phases for depositing, based on the permits granted by the Mexican Environmental Agency (PROFEPA, Procuraduría Federal de Protección al Ambiente). Table 1.5 summarizes the leach pad phases.

Table 1.5
Summary of the Leach Pad Phases Based Upon the Permits Acquired for the San Francisco Mine

# Phase	Duration	Surface	Nominal Capacity	Capacity to date	Status
1 & 2	November, 2009 to November, 2013	36 ha	23 Mt	22 Mt	Releached
3	November, 2013 to August, 2015	25 ha	16 Mt	16 Mt	On Irrigation
4	August, 2015 to October, 2016	16 ha	10 Mt	10 Mt	On Irrigation
5	October, 2016 to June, 2017	12 Ha	8 Mt	3 Mt	Depositing ore
6	June, 2017 to September, 2018	17 ha	10 Mt	----	In Construction

Table provided by Alio Gold Inc.

The 0.05% sodium cyanide leach solution with a pH of 10.5 to 11, flows downward through the crushed ore, dissolving the precious metals. The solution percolates to the bottom of the lift and is collected in the channel that carries the pregnant solution to a storage pond, from which it is pumped to the gold recovery plant. The gold contained in pregnant solution is adsorbed in the carbon columns.

The gold recovery operation comprises two adsorption-desorption-recovery (ADR) plants with a total of three parallel sets of carbon columns with a total feed capacity of 1,475 m3/h (6,500 US gpm) of pregnant solution.

Barren solution exiting the ADR plant flows to a second storage pond where fresh water and sodium cyanide are added, before the solution is pumped back to the leach pad.

A new stripping circuit with a capacity of 5.5 t of carbon has been added to the process. In March, 2017, this new circuit started full operations. The target is to improve the stripping efficiency to an average of 95%.

In March, 2017, ALO initiated a process to separate the drainage solution from old leach pads (Phases 1 and 2) in a parallel intermediate solution process and recirculate this drained solution continually until it is enriched enough to process (minimum average head grade of 0.13 ppm). Additional infrastructure was added in order to process the 8,000 m3/d recirculated from the old leach pads.

An additional carbon tank with a capacity of 6 t of activated carbon (similar at the existing ones in ADR Plant #2) for capturing the gold solution drained from old phases has been added to the circuit.

In the first quarter of 2017, ALO implemented a number of operational changes to the heap leach and crushing circuits as described above and improved overall gold recovery. Metallurgical testwork has indicated that recovery will be improved with the proposed modifications to the crushing circuity described above.

1.10      CAPITAL AND CASH OPERATING COSTS

     1.10.1      Capital Expenditures

Future capital expenditures over the mine life are estimated to total USD 70 million, as shown in Table 1.6.

Table 1.6
Estimated Future Capital Expenditures (USD)

Sustaining Capital Expenditure	2017	2018	2019	2020	2021	2022	2023	2024	LOM
Equipment	0.5	1.4	1.3	1.3	1.3	1.3	-	-	7.2
Leach pad	3.4	2.6	2.6	2.6	2.6	-	-	-	14.0
Other	4.3	-	-	-	-	-	-	-	4.3
Total	8.2	4.0	4.0	4.0	4.0	1.3	-	-	25.5
Expansionary Capital Expenditure
Pre-stripping	4.3	20.5	13.3	-	-	-	-	-	38.0
Crushing updates	2.1	2.6	0.2	-	-	-	-	-	4.9
Power upgrade	1.5	0.5	-	-	-	-	-	-	2.0
Total	7.8	23.6	13.5	-	-	-	-	-	44.9
Total Cost Expenditure	16.1	27.6	17.5	4.0	4.0	1.3	-	-	70.4

Sustaining capital expenditure includes equipment for crushing and conveying requirements, the continued expansion of leach pads for production purposes, and miscellaneous process equipment and plant improvements to generate efficiencies.

Expansionary capital expenditure includes pre-stripping to provide access to additional ore, crushing upgrades to enable finer crushing of ore to improve recoveries, power upgrade to provide more mains power to the crushing circuit and enable removal of the diesel generating plant.

Closure and reclamation costs are currently estimated to be USD 8.0 million. This amount includes physical reclamation and payments to employees. This cost is not included in the capital estimates as Alio believes they will not materially change.

Micon has reviewed Alio’s estimate of the future capital expenditures for the San Francisco Project and regards it as reasonable.

     1.10.2      Cash Operating Costs

Alio’s projected production and average cash cost per ounce of gold from 2017 to 2024 is estimated to be as shown in Table 1.7:

Table 1.7
Estimated Future Production and Cash Costs (USD)

Total	2017	2018	2019	2020	2021	2022	2023	2024	LOM
Ore mined	8.0	8.0	8.0	8.0	8.0	8.0	1.2	-	49.4
Waste mined	17.6	24.6	27.6	34.7	31.9	34.5	2.2	-	173.0
Pre-stripping mined	2.8	12.0	7.8	-	-	-	-	-	22.5
Total mined	28.3	44.6	43.4	42.8	39.9	42.5	3.4	-	245.0
Strip ratio (Incl. pre-stripping)	2.5	4.6	4.4	4.3	4.0	4.3	1.8	-	4.0
Ore grade	0.513	0.561	0.620	0.576	0.578	0.601	0.335	-	0.539
Ounces deposited	131,820	144,919	160,167	148,600	149,227	155,158	86,424	3,382	979,698
Recovery LOM (includes dilution factor of 3%)									70.7%
Ounces produced from New Ore loaded									692,710
Residual leaching production									28,109
Total ounces produced	92,135	104,922	112,984	108,518	110,294	109,638	71,225	11,103	720,819
Cash cost per ounce	~900	822	852	968	952	1,012	691	1,200	900

Alio latest estimate of its life-of-mine production is between 670,000 and 720,000 ounces of gold at cash costs of USD 900 to USD 950 per ounce of gold. Cost per ounce of gold quoted is net of by-product credits.

Micon has reviewed Alio’s operating cost forecast for the life of the San Francisco Project and regards them as reasonable.

1.11      ECONOMIC ANALYSIS

Since the last Technical Report conducted on the San Francisco Project as amended in November, 2016, Alio has continued to meet the requirements necessary to be considered a producing issuer, according to the definition contained in NI 43-101.

The investment of an incremental USD 45 million during 2017-2019 is expected by Alio to generate an additional 360,000 gold ounces, compared to the estimates in the prior Technical Report. The USD 38 million in capital stripping will provide access from the current phase 5 through to phase 8 of the San Francisco pit and phase 2 of La Chicharra pit, for a combined increase of approximately 265,000 ounces. The USD 5 million investment in crusher upgrades is expected to increase recoveries.

Closure and reclamation costs are currently estimated to be USD 8.0 million. This amount includes physical reclamation and payments to employees. These costs are not included in the economic analysis as they do not vary materially between alternate mine life scenarios.

Alio notes that the expansionary capital expenditure is phased smoothly over 2017-2019 which means the updated LOM doesn’t significantly depart from the 2016 technical report cash flows during the investment period. The planned capital investments are expected by Alio to generate an additional USD 85 million in after tax free cash flow, compared to the economic projections contained in the 2016 Technical Report.

1.12      CONCLUSIONS AND RECOMMENDATIONS

Micon has audited the resource and reserve estimates and concludes that these were conducted to the standard necessary to meet the CIM standards and definitions for mineral resources and reserves.

Micon has reviewed the mine design, the mining schedule, the mining contract terms and the ability of the contractor to meet the mining schedule, and concludes that the estimations and designs have been properly carried out and that the contractor is capable of meeting the schedule.

Micon has reviewed the crushing, heap leach and ADR facilities and concludes that they are adequate for the treatment of the scheduled process feed material and the recovery of gold in doré, as forecast in the production plan. Micon also believes that the crusher modifications and capital spend by Alio are justified to improve recovery.

Micon has reviewed the economics of the San Francisco operation and concludes that it is viable and meets the criteria for publication of a mineral reserve and the reserves are appropriate.

Micon recommends that Alio proceed with the following program of drilling which, in Micon’s opinion, has the potential to strengthen and increase the Project resources.

  Infill Drilling – Additional in-fill drilling has the potential to increase the confidence in the resource estimate of the deposit and increase overall gold grade, reducing the drilling spacing between holes along the sections. Alio is planning to drill approximately 42,000 m of in-fill drilling at an approximate cost of USD 2.73 million.

  San Francisco Mine Potential – additional to the in-fill drill program, Alio is considering continuing to drill in the down dip projections of the mineralized zones within the San Francisco pit and La Chicharra pit, and exploring the northeastern and southeastern portion of the San Francisco pit to locate possible additional resources. Previous drilling along the northern pit wall to the north and down below of the existing crushing facilities has encountered shallow mineralization. Further drilling will test for extensions of these near surface zones. Alio is planning to drill approximately 20,000 m of in-fill drilling at an approximate cost of USD 1.3 million.

Given the prospective nature of the property, it is Micon’s opinion that the San Francisco Project merits further exploration. Micon recommends that Alio continues to hold its existing mineral concessions and that Alio’s program of in-fill and down dip drilling of approximately USD 4 million is both warranted and appropriate as the first stage of further work to be conducted on its San Francisco property.

Micon also recommends that Alio proceed with implementing the proposed upgrades to the crushing circuits, with the objective of increasing the average gold recovery.

2.0        INTRODUCTION

At the request of Mr. Jose Hector Figueroa, Vice President of Operations of Alio Gold Inc., (formerly Timmins Gold Corp.). (ALO or Alio), Micon International Limited (Micon) has been retained to audit the current internal resource and reserve estimates and to update its September, 2016 Technical Report on the San Francisco Gold Project (San Francisco Project) in the state of Sonora, Mexico. The previous Micon Technical Report was entitled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project, Sonora, Mexico” dated September 30, 2016 and amended November 25, 2017. That Technical Report was filed by Alio on the System for Electronic Document Analysis and Retrieval (SEDAR, www.sedar.com).

On May 12, 2017 Alio announced that the shareholders had approved its name change from Timmins Gold Corp. to Alio Gold Inc.

Alio advises that it holds its interest in the San Francisco property through its wholly-owned Mexican subsidiary Timmins Goldcorp Mexico, S.A. de C.V., which holds thirteen mining concessions through a wholly-owned subsidiary, Molimentales del Noroeste de S.A. de C.V. (Molimentales). In this Technical Report, Alio and its subsidiaries are considered to be one and the same.

The current study is based on the resource and reserve estimates and mine plan prepared in-house by Alio and Molimentales personnel and their consultants. Micon has audited the resource and reserve estimates, as well as conducting a review of the mine plan. The material in this report was derived from a number of sources, in addition to the material provided by Alio, and these sources are noted in Section 28 of this report.

Micon’s most recent site visit was conducted between May 15 and 17, 2017, during which the resources and reserves, as well as various aspects of the operation and mine plan, were discussed. The in-fill drilling programs and possible future exploration programs were also discussed. The site visit included a tour of the open pits, the locations of the planned pit push backs, crushing circuit and locations where the new crushing circuit will be set-up.

A number of discussions were held via skype and telephone conference calls between Micon personnel in Toronto and Alio personnel in Hermosillo, regarding the database, block model and parameters for the mineral resource and reserve estimate, mine plan, as well as other topics related to the audit and preparation of this Technical Report.

The qualified persons responsible for the preparation of this report are William J. Lewis, P.Geo., Alan J. San Martin, MAusIMM (CP)., Mani Verma, P.Eng. and Richard M. Gowans, P.Eng.

Messrs. Verma and Lewis conducted the May, 2017 site visit. Mr. Gowans conducted his desk top review in Toronto, based on the information provided to him by Alio. Mr. Lewis has conducted a number of site visits to the San Francisco Project since 2005 and is familiar with the Project.

Mr. Lewis, a Senior Geologist with Micon, is responsible for the independent summary and review of the exploration on the San Francisco Project, the comments on the propriety of Alio’s plans and budget for the next phase of in-fill drilling and the review of Alio’s Quality Assurance/Quality Control (QA/QC) program at the mine site. Mr. Lewis and Mr. San Martin, a Mineral Resource Modeller with Micon, conducted the review and audit of the resource and reserve estimates.

Mr. Verma, an Associate Mining Engineer with Micon, is responsible for the review of the mine plan, production scheduling, mine operations and the terms of the existing mining contract. Mr. Verma also reviewed the capital and operating cost estimates for the Project and reviewed the discounted cash flow projection and sensitivity analyses used to evaluate Project economics. Mr. Gowans, President and Principal Metallurgist of Micon, reviewed the metallurgical aspects of the San Francisco Project.

All currency amounts are stated in US dollars (USD) or Mexican pesos (MXN), as specified, with costs and commodity prices typically expressed in US dollars. Quantities are generally stated in metric units, the standard Canadian and international practice, including metric tons (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per metric tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Wherever applicable, Imperial units have been converted to Système International d’Unités (SI) units for reporting consistency. Precious metal grades may be expressed in parts per million (ppm) or parts per billion (ppb) and their quantities may also be reported in troy ounces (ounces, oz), a common practice in the mining industry. A list of abbreviations is provided in Table 2.1. Appendix 1 contains a glossary of mining and other related terms.

The review of the San Francisco Project was based on published material researched by Micon, as well as data, professional opinions and unpublished material submitted by the professional staff of Alio or its consultants. Much of these data came from reports prepared and provided by Alio.

Table 2.1
List of Abbreviations

Name	Abbreviation	Name	Abbreviation
Accurassay Laboratories	Accurassay	METCON Research Inc.	METCON
Acme Analytical Laboratories Ltd.	ACME	Metre(s)	m
Adsorption/desorption/reactivation	ADR	Mexican peso	MXN
Alio Gold Inc.	Alio	Micon International Limited	Micon
ALS-Chemex Laboratories	ALS-Chemex	Million (eg million tonnes, million ounces, million years)	M (Mt, Moz, Ma)
Canadian Institute of Mining, Metallurgy and Petroleum	CIM	Milligram(s)	mg
Canadian National Instrument 43-101	NI 43-101	Millimetre(s)	mm
Canadian Securities Administrators	CSA	Molimentales del Noroeste de S.A. de C.V.	Molimentales
Centimetre(s)	cm	North American Datum	NAD
Compania Fresnillo S.A. de C.V.	Fresnillo	Net present value, at discount rate of 8%/y	NPV, NPV8
Defiance Mining Corporation	Defiance	Net smelter return	NSR
Degree(s), Degrees Celsius	[o] ,[o]C	Not available/applicable	n.a.
Digital elevation model	DEM	Ounces (troy)/ounces per year	oz, oz/y
Dirección General de Minas	DGM	Parts per billion, part per million	ppb, ppm
Discounted cash flow	DCF	Percent(age)%
Diversified Drilling, S.A. de C.V.	Diversified	Quality Assurance/Quality Control	QA/QC
Electronic Data Gathering, Analysis and Retrieval	EDGAR	Run of mine	ROM
Explotaciones Mineras Del Noroeste S.A. de C.V.	Explotaciones Mineras	Servicios Industriales Peñoles, S.A. de C.V.	Peñoles
Geomaque de Mexico, S.A. de C.V.	Geomaque de Mexico	SGS Mineral Services	SGS
Geomaque Explorations Inc.	Geomaque	Sol & Adobe Ingenieros Asociados S.A. de C.V.	Sol & Adobe.
Golder Associates Ltd.	Golder Associates	Specific gravity	SG
Grams per metric tonne	g/t	Square kilometre(s)	km2
Hectare(s)	ha	System for Electronic Document Analysis and Retrieval	SEDAR
Hour	h	Three-dimensional	3-D
Inch(es)	in	Timmins Gold Corp.	Timmins or TMM
Independent Mining Consultants, Inc.	IMC	Timmins Goldcorp Mexico, S.A. de C.V.	Timmins
Inductively Coupled Plasma – Emission Spectrometry	ICP-ES	Tonne (metric)/tonnes per day, tonnes per hour	t, t/d, t/h
Internal diameter	ID	Tonne-kilometre	t-km
Internal rate of return	IRR	Tonnes per cubic metre	t/m3
Impuesto al Valor Agregado (or VAT)	IVA	TSL Laboratories Inc.	TSL
Kappes, Cassiday and Associates	Kappes Cassiday	United States Dollar(s)	USD
Kilogram(s)	kg	US gallons per minute	USgpm
Kilometre(s)	km	US Securities and Exchange Commission	SEC
Life of mine	LOM	Universal Transverse Mercator	UTM
Litre(s)	L	Value Added Tax (or IVA)	VAT or IVA
McCelland Laboratories Inc.	McCelland	Year	y

Micon does not have nor has it previously had any material interest in Alio or related entities. The relationship with Alio and its related entities is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report. This is the ninth Technical Report written by Micon on the San Francisco Project for Alio since 2005.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

The conclusions and recommendations in this report reflect the authors’ best independent judgment in light of the information available to them at the time of writing. The authors and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

This report is intended to be used by Alio subject to the terms and conditions of its agreement with Micon. That agreement permits Alio to file this report as a Technical Report with the Canadian Securities Administrators pursuant to provincial securities legislation or with the SEC in the United States. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

The descriptions of geology, mineralization and exploration used in this report are taken from reports prepared by various organizations and companies or their contracted consultants, as well as from various government and academic publications. The conclusions of this report use in part data available in published and unpublished reports supplied by the companies which have conducted exploration on the property, and information supplied by Alio. The information provided to Alio was supplied by reputable companies. Micon has no reason to doubt its validity and has used the information where it has been verified through its own review and discussions.

Micon is pleased to acknowledge the helpful cooperation of Alio management and consulting field staff, all of whom made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material.

Some of the figures and tables for this report were reproduced or derived from historical reports written on the property by various individuals and/or supplied to Micon by Alio. Most of the photographs were taken by the authors of this report during their respective site visits. In the cases where photographs, figures or tables were supplied by other individuals or Alio, they are referenced below the inserted item.

3.0        RELIANCE ON OTHER EXPERTS

In this report, discussions regarding royalties, permitting, taxation, bullion sales agreements and environmental matters are based on material provided by Alio. Micon is not qualified to comment on such matters and has relied on the representations and documentation provided by Alio for such discussions.

All data used in this report were originally provided by Alio. Micon has reviewed and analyzed this data and has drawn its own conclusions therefrom, augmented by its direct field examinations during the 2005, 2006, 2007, 2010, 2011, 2013, 2016 and 2017 site visits.

Micon offers no legal opinion as to the validity of the title to the mineral concessions claimed by Alio and its wholly-owned Mexican subsidiaries and has relied on information provided by them. An updated legal opinion regarding the mineral concessions and its subsidiaries was provided to Micon by Alio for this Technical Report. The legal opinion was dated May 18, 2017 and was prepared and executed by the law firm of Diaz, Bouchot and Raya (DBR) situated at Av. Nuevo León No. 202, Piso 8, Col. Hipódromo 06100, Ciudad de México.

4.0        PROPERTY DESCRIPTION AND LOCATION

4.1        GENERAL

Alio’s San Francisco property is located in the north central portion of the Mexican state of Sonora, which borders on the American state of Arizona, and is approximately 150 km north of the city of Hermosillo, the capital of Sonora. The latitude and longitude for the Project site are approximately 30°21’13” N, 111°06’52” W. The UTM coordinates are 3,357,802 N, 489,017 E and the datum used was NAD 27 Mexico. The Project is located 2 km west of the town of Estación Llano and is accessed via Mexican State Highway 15 (Pan American highway) from Hermosillo.

The term San Francisco Project refers to the area related to the exploitation concessions controlled by Alio, while the term San Francisco property refers to the entire land package (mineral exploitation and exploration concessions) under Alio’s control. The location of the San Francisco property is shown in Figure 4.1.

4.2        OWNERSHIP

Alio advises that it holds the San Francisco Project, which consists of 13 mining concessions, through its wholly-owned Mexican subsidiary. All the concessions are contiguous and each varies in size for a total property area of 33,667.72 hectares (ha). In late 2005, the original Timmins II concession was subdivided into two concessions (Timmins II Fraccion Sur and Pima), as part of separate exploration strategies for the original Timmins II concession. All concessions are subject to a bi-annual fee and the filing of reports in May of each year covering the work accomplished on the property between January and December of the preceding year. The fee rates are estimated in US dollars based on the rates published in the “Diario Oficial de la Federacion (DOF)” as of March 31, 2017.

Alio reduced the size of the primary mineral concessions in 2015 by eliminating those areas deemed have very little exploration potential, while maintaining the integrity of the overall concessions. After 2015, it retained approximately 19,713 ha, which it believed contained the most prospective geology and mineralized targets upon which to base further exploration. The reduction in the size of the concessions has also resulted in a reduction in the bi-annual fees for the Project. A further reduction occurred in 2016 when Alio dropped the El Exito and El Picacho concessions. Therefore, Alio only retains a total of 13,284.19 ha in its regional package of mineral concessions.

The information for the thirteen concessions is summarized in Table 4.1. A map of the mineral concessions for the San Francisco property is provided in Figure 4.2.

Alio advises that it acquired the first seven concessions, covering the San Francisco mine, through its purchase of Molimentales in April, 2007.

Figure 4.1
San Francisco Project Location Map

In 2006, Alio signed a temporary occupancy agreement with an agrarian community (an Ejido) in Mexico called Los Chinos, whereby Alio was granted access privileges to 674 ha, the use of the Ejido’s roads, as well as being able to perform all exploration work on the area covered by the agreement.

During August and September, 2009, Molimentales acquired the 800 ha of surface land on which the San Francisco mine is located, by means of five purchase agreements covering all of the Ejido Jesus Garcia Heroe de Nacozari’s five former parcels that together form the 800 ha.

In September, 2011, Molimentales acquired 732 ha from Ejido Los Chinos, which was originally part of the exploration agreement signed in 2006.

Other parties control two mineral concessions which are contained within the area of the mineral concessions owned by Alio but neither of these concessions impacts the main area of the San Francisco Project.

Table 4.1
San Francisco Project, Summary of Mineral Concessions (with Fees for 2017 noted)

Figure 4.2
San Francisco Property (Concessions) Map

On February 23, 2011, Alio announced that it had staked an additional 95,000 ha of claims along the highly prospective Sonora-Mojave Megashear structural province in northern Sonora. Alio has continued to stake additional concessions since February, 2011 and the total additional regional mineral concessions amounted to approximately 152,279.6 ha in 2013. In 2015 and 2016, the regional concessions were reduced with Alio only keeping the ground that it deemed significant to future exploration. The information for the regional mineral concessions staked by Alio is summarized in Table 4.2. A map of the regional concessions is provided in Figure 4.3.

On July 6, 2011, Molimentales acquired (through a straight purchase) a 10-ha mineral concession called La Mexicana by paying the vendor, Mr. Agustin Albelais, a buy-out price of USD 250,000. The La Mexicana mineral concession was the last area in the metamorphic package that did not belong to Alio.

Molimentales has completed the process of converting the 674 hectares contracted from the Los Chinos Ejido into private property. The 674 ha was purchased by Molimentales, in 2011, and the final public instrument documenting the purchase was issued on February 9, 2015.

Since completing the purchase of the 674 ha from the Los Chinos Ejido, Molimentales has not undertaken any further land purchases and believes no further purchases are necessary at this time.

4.3        MEXICAN MINING LAW

When the Mexican mining law was amended in 2006, all mineral concessions granted by the Dirección General de Minas (DGM) became simple mining concessions and there was no longer a distinction between mineral exploration or exploitation concessions. A second change to the mining law resulted in all mining concessions being granted for a period of 50 years, provided that the concessions remained in good standing. As part of the second change, all former exploration concessions which were previously granted for a period of 6 years became eligible for the 50-year term.

For any concession to remain valid, the bi-annual fees must be paid and a report has to be filed during the month of May of each year which covers the work conducted during the preceding year. Concessions are extendable, provided that the application is made within the five-year period prior to the expiry of the concession and the bi-annual fee and work requirements are in good standing. The bi-annual fee, payable to the Mexican government for Alio to hold the group of contiguous mining concessions for the San Francisco operations is USD 532,914. The bi-annual fee for Alio to hold the group of contiguous mining concessions which comprise the regional mineral property is USD 151,476.

Table 4.2
San Francisco Project, Summary of the Regional Mineral Concessions (with Fees for 2016 Noted)

Figure 4.3
San Francisco Project Regional Mineral Concessions Map

440,000 E
460,000 E
3380,000 N
3340,000 N
PIMA
PIMA
DULCE 1
N
EL DURAZNO
TIMMINS II
NORMA
LA MEXICANA GROUP
LA VETATIERRA
LA MEXICANA
SAN FRANCISCO MINE
EL BOLUDO
EL PICACHO
CERRO COLORADO
LAS ANIMAS
PATRICIA
EXPLANATION
Alio Gold Corp Concessions
0
10
kilometers

Figure provided by Alio Gold Inc. Figure dated May, 2017.

All mineral concessions must have their boundaries orientated astronomically north-south and east-west and the lengths of the sides must be one hundred metres or multiples thereof, except where these conditions cannot be satisfied because they border on other mineral concessions. The locations of the concessions are determined on the basis of a fixed point on the land, called the starting point, which is either linked to the perimeter of the concession or located thereupon. Prior to being granted a concession, the company must present a topographic survey to the DGM within 60 days of staking. Once this is completed the DGM will usually grant the concession.

4.4        PERMITTING AND ENVIRONMENTAL

Since the San Francisco Project is located on a number of concessions upon which mining has previously been conducted, all exploration work continues to be covered by the environmental permitting already in place and no further notice is required to be given to any division of the Mexican government. The specific environmental permitting of the San Francisco mine site was obtained in December, 2007, via an environmental assessment, and it is valid for the duration of the seven mining concessions that comprise the mine, provided that Molimentales keeps the permitting in good standing. Water for any drilling programs at the San Francisco Project is obtained from the on-site water wells.

Micon is unable to comment on any remediation which may have been undertaken by previous owners. Environmental studies and permitting by Alio for its San Francisco Project are discussed in Section 20 of this report.

5.0        ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1        ACCESSIBILITY

The San Francisco property is readily accessible from Hermosillo, the state capital of Sonora, via Mexican State Highway 15 (Pan American Highway). The property is 150 km north of Hermosillo and is 120 km south of the United States/Mexico border city of Nogales, also on Highway 15. The San Francisco mine site is 2 km west of the town of Estación Llano. The major population centre for the region is Magdalena de Kino (Magdalena) to the north, with a population of over 50,000 inhabitants. Figure 5.1 is a view of the San Francisco mine from Highway 15 driving south towards Hermosillo.

Figure 5.1
San Francisco Mine as Viewed from Highway 15 Driving South from Santa Ana

The mineral concessions are located approximately due west and north of Estación Llano, with the closest accommodations being in Santa Ana, a small city located to the north on Highway 15.

5.2        LOCAL RESOURCES AND INFRASTRUCTURE

Alio maintains guarded gates across the access road to the mine and immediate Project area. Exploration can be conducted throughout the year, with the desert monsoon season occurring between July and September. Materials needed to supply the mine are transported by either truck (utilizing Mexican State Highway 15) or by rail (utilizing the Ferrocarril del Pacifico railway), both of which pass through the community of Estación Llano.

Alio has been granted the temporary occupation of surface rights at the San Francisco mine by the DGM for the duration of the exploitation concessions. In the case of an exploration concession, the holder is granted temporary occupancy for the creation of land easements needed to carry out exploration for the duration of the mineral concession. In order to commence mining, the holder of the concession is required to negotiate the surface rights with the legal holder of these rights or to acquire the surface rights through a temporary expropriation. The current surface rights are more than adequate to cover the infrastructure, mining and stockpile areas needed for the life of the Project.

Water for the drilling programs is available from three wells located on the mine site. The water table in the area of the mine is approximately 25 m below the surface. A typical water well is shown in Figure 5.2.

The surrounding cities and towns supply the majority of the workers, with the professional staff coming from other parts of Mexico.

The site contains all of the necessary infrastructure to maintain and operate the equipment and mine.

Figure 5.2
View of a Water Well Located on the San Francisco Project

5.3        CLIMATE AND PHYSIOGRAPHY

The Project is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora. The climate at the Project site ranges from semi-arid to arid. The average ambient temperature is 21°C, with minimum and maximum temperatures of -5ºC and 50ºC, respectively. The average annual rainfall for the area is 330 mm, with an upper extreme of 880 mm.

The wet season or desert monsoon season is between July and September and heavy rainfall can hamper exploration at times.

The San Francisco property is situated within the southern Basin and Range physiographic province, which is characterized by elongate, northwest-trending ranges separated by wide alluvial valleys. San Francisco is located in a relatively flat area of the desert with the topography ranging between 700 and 750 m above sea level.

The desert vegetation surrounding the San Francisco mine is composed of low lying scrub, thickets and various types of cacti, with the vegetation type classified as Sarrocaulus Thicket. The state of Sonora is well known for its mining and cattle industries, although US manufacturing firms have moved into the larger centres as a result of the North American Free Trade Agreement (NAFTA). See Figure 5.3 for a view of the desert surrounding the San Francisco Project, between the distant hills, as viewed driving south towards the project from the community of Santa Ana.

Figure 5.3
View of the Sonora Desert Surrounding the Property

6.0        HISTORY

6.1        SAN FRANCISCO PROPERTY AND GOLD MINE

       6.1.1        General History Prior to Alio Ownership

The San Francisco gold mine is a heap leach operation which was in production originally between 1995 and 2002. However, during the last two years of operation, gold was being recovered from the leach pads only, with no mining being conducted from the San Francisco and La Chicharra open pits.

Placer mining and small scale underground mining began in the San Francisco mine area during the early 1940s. This limited work drew Fresnillo to the area in 1983. In 1985, three diamond drill holes and 30 conventional percussion drill holes were completed on the property. The results of these drill holes were encouraging enough to warrant additional diamond drilling during 1986. In 1987, 540 m of underground development was conducted, including a decline and a number of drifts and cross-cuts. The decline was completed to the 685 m elevation above sea level, where numerous 1.8 by 1.5 m drifts and cross-cuts were developed. Fresnillo drilled 10 diamond drill holes and 25 reverse circulation drill holes in 1988, and an additional 226 reverse circulation holes in 1989. Metallurgical testing and an induced polarization survey were also completed in 1989. In 1990 and 1991, Fresnillo completed an additional 108 reverse circulation drill holes. See Figure 6.1 for an example of one of the rotary drill site locations southeast of the main pit.

Fresnillo decided to sell the property in 1992, at which time it was acquired by Geomaque. As part of the Geomaque purchase, Fresnillo retained a 3% NSR royalty and the option to reacquire a 50% interest by paying Geomaque twice the amount which it had expended. Geomaque completed a feasibility study in 1993 and drilled a further 69 reverse circulation drill holes in 1994. Geomaque acquired the NSR royalty and option back from Fresnillo in 1995 for USD 4,700,000.

Geomaque conducted its activities in Mexico through its subsidiaries, Geomaque de Mexico, S.A. de C.V. (Geomaque de Mexico) and Mina San Francisco, S.A. de C.V. (Mina San Francisco).

Geomaque began construction of the San Francisco mine in 1995, with production beginning late in that year. Production began at the rate of 3,000 t/d of ore or 30,000 oz/y of gold. As a result of the discovery of additional reserves, an expansion of the mining fleet, crushing system and gold recovery plant was undertaken in an effort to increase production to 10,000 t/d of ore. Due to the prevailing market conditions in February, 2000, Geomaque announced a revised mine plan whereby higher grade ore with a lower stripping ratio would be mined from the San Francisco pit and the La Chicharra deposit, which is located west of the San Francisco pit.

The San Francisco area contained the El Manto, the San Francisco, the En Medio and the El Polvorin deposits. All of these deposits were later incorporated into the main San Francisco pit. The La Chicharra zone was mined during the last two years of production as a second pit.

Figure 6.1
Location of One of the Rotary Drill Sites Located to Southeast of the Main Pit

Mining ended and the operation entered into a leach-only mode in November, 2000. In May, 2002, the last gold pour was conducted, the plant was mothballed, and clean-up activities at the mine site began. See Figure 6.2 for a photographic overview of the San Francisco pit and leach pad taken from a hill to the southwest of the mine site prior to the current phase of production. Much of the foreground now is within the limits of the pit.

In 2001, to settle debts related to lease arrangements of construction equipment to Geomaque de Mexico, Butler Machinery Co. (Butler) accepted a payment of USD 500,000, the proceeds in excess of USD 500,000 on the sale of certain equipment from the San Francisco mine and a 1% net smelter return (NSR) royalty on any future gold production from the unmined resources in the main pit of the San Francisco mine. No present value was ascribed to the rights at the time of the agreement. Micon has been advised by Alio that the agreement between Geomaque and Butler has ended and that it has received an opinion that the property was transferred to Molimentales free of any royalties. It is the opinion of Alio’s solicitors that Alio has free and clear title to the equipment on the property and no obligations to pay any NSR royalties.

Figure 6.2
View of the San Francisco Gold Mine with Estación Llano in the Background (Looking Northeast)

Geomaque signed a Surface Rights Agreement with a group of rights holders (the Ejido Jesus Garcia Heroe De Nacozari (Ejido Jesus Garcia)). Based on a letter agreement dated July 7, 1999, the Ejido Jesus Garcia agreed to transfer to the company a surface area of 800 ha, for a total consideration of USD 1,000,000, of which USD 75,000 was due and payable on signing of the agreement. The letter agreement and its efficacy were the subject of litigation between Geomaque and the Ejido Jesus Garcia, whereby the company sought to have the agreement declared void, its deposit returned and other remedies, and the Ejido Jesus Garcia sought to have the agreement held effective and sought, inter alia, the payment of the balance of the purchase price and other relief.

In the summer of 2003, Geomaque sought and received shareholder approval to amalgamate the corporation under a new Canadian company, Defiance Mining Corporation (Defiance).

On November 24, 2003, Defiance sold its Mexican subsidiaries, Geomaque de Mexico and Mina San Francisco, to the Astiazaran family and their private Mexican company for a total consideration of USD 235,000. The Mexican subsidiaries held the San Francisco gold mine and the sale relieved Defiance of long-term liabilities totalling USD 1,900,000, including a USD 925,000 surface rights purchase obligation, approximately USD 760,000 in reclamation provisions and other payables totalling USD 263,000. The litigation of the surface rights between the Ejido Jesus Garcia and Geomaque de Mexico was settled in favour of Geomaque de Mexico on January 20, 2005. Geomaque de Mexico was granted by the DGM the temporary occupation of surface rights at the San Francisco mine for the duration of the exploitation concessions.

Since June, 2006, the Astiazaran family and their company, Desarrollos Prodesa S.A. de C.V. (Prodesa) have retained ownership of the waste dumps and the original leach pads, and have been extracting sand and gravel intermittently for use in highway construction and other construction projects. Figure 6.3 is a view of gravel extraction from the original leach pads at the San Francisco mine site in 2005. The extraction of sand and gravel material, as well as the reprocessing of the material from the original leach pads, was ongoing during Micon’s July, 2011 site visit to the San Francisco mine. The reprocessing and extraction of sand and gravel material has continued from the original leach pads and was ongoing during the 2013, 2016 and 2017 site visits.

Figure 6.3
Extraction of Gravel from the Original Leach Pads for Construction Use

       6.1.2        Alio Incorporation and Ownership of the San Francisco Project

Alio was incorporated as Timmins Gold Corp. on March 17, 2005 under the Business Corporations Act of British Columbia. Alio originally acquired the exploitation concessions covering the San Francisco Project through its wholly-owned Mexican subsidiary, via an option agreement with Geomaque de Mexico on April 18, 2005. That option agreement was subsequently superseded by an acquisition agreement. Initially, Alio had the option to earn a 50% interest in the exploitation concessions by spending USD 2,500,000 on exploration and development over a two-year period and, after Alio had earned its interest, the property would be operated as a joint venture with Alio as the operator.

In a press release dated March 19, 2007, Alio announced that it had agreed to increase its interest from 50% and had entered into an agreement to acquire a 100% interest in Molimentales, a company specifically formed to own 100% of the past producing San Francisco mine.

On October 29, 2007, Alio announced, in a press release, that it had paid the full and final USD 2.5 million to complete the acquisition of the San Francisco mine.

On March 23, 2011, Alio announced that its common shares were, as of that date, listed for trading on the Toronto Stock Exchange (TSX) and delisted from the TSX Venture Exchange (TSX-V).

On November 1, 2011, Alio announced that its common shares would be listed for trading on the NYSE Amex under the ticker symbol TGD as of November 4, 2011. It also noted that the shares would continue to trade on TSX.

On May 12, 2017, Alio announced that its shareholders had approved its name change from Timmins Gold Corp. to Alio Gold Inc.

6.2        HISTORICAL RESOURCE AND RESERVE ESTIMATES

In 2005, when Alio acquired the San Francisco mine project, it contained a historical 2001 mineral resource estimate completed by Geomaque prior to closing the mine for economic reasons. There was no Technical Report in relation to this resource estimate. It was based upon the lateral and depth extensions of the mineralization previously mined from the San Francisco pit and was derived from a number of drill holes which intersected this mineralization.

Alio used this mineral resource as the basis of its acquisition of the project in 2005 and then proceeded to conduct a program of compilation work and further exploration to verify the mineralization as outlined by Geomaque. The exploration and verification work allowed Alio to conduct an updated resource estimate that superseded 2001 Geomaque estimate.

6.3        PRODUCTION FROM THE SAN FRANCISCO PROJECT

       6.3.1        Historical Production

Historical production occurred at the San Francisco gold mine between 1996 and 2002. Production was conducted using open pit mining methods, with gold recovered by heap leaching. During its historical production phase, the San Francisco mine extracted 13,490,184 t at a grade of 1.13 g/t gold for a total of 488,680 contained ounces of gold (Table 6.1) . A total of 300,281 oz gold and 96,149 oz of silver were recovered, with the gold recovery estimated to be 61.4% .

Table 6.1
San Francisco Project, Geomaque Annual Production 1996 to 2002

Year	Dry Crush on Pads (t)	Grade (g/t)	Ounces on Pad	Gold/Silver Ounces Doré	Gold Ounces Doré	Gold Recovered (%)
1996	1,735,550	1.32	73,655	46,787	36,127	49.0
1997	2,288,662	1.12	82,412	75,847	54,519	66.2
1998	3.074,902	1.05	103,803	86,940	58,808	56.7
1999	3,010,639	1.14	110,345	98,726	64,371	58.3
2000	3,380,431	1.09	118,465	104,953	69,100	58.3
2001					17,092
2002					264
Total	13,490,184	1.13	488,680		300,281	61.4

Note: 301,893 tonnes of mineral and 975,900 tonnes of waste rock were mined in 1995.
Table taken from the 2006 San Francisco Scoping Study by Sol & Adobe Ingenieros Asociados S.A. de C.V.

Other mines or exploratory shafts within the district are El Durazno (gold/silver), El Aguaje (gold), El Jabali (manganese), La Jarra (gold), El Refugio (gold), Caracahui (copper/gold), Sonora Copper (copper/gold), Las Animas (gold/copper), La Colorada (gold), Libertad (gold) and La Chicharra (placer gold). Production statistics for these mines or exploratory shafts are unavailable and in some cases there is very little published data on these workings.

7.0        GEOLOGICAL SETTING AND MINERALIZATION

7.1        REGIONAL GEOLOGY

The following descriptions of the regional geology were extracted from Prenn (1995).

“The San Francisco property is situated in a belt of metamorphic rocks that hosts numerous gold occurrences along the trace of the Mojave-Sonora megashear, which trends southeast from south-central California into Sonora. The megashear is a left-lateral transform fault which became active during the Jurassic period and exhibits up to 800 km of displacement. Deformation along the megashear occurred along with metamorphism (Calmus et al, 1992) and since the formation of the megashear the area has been subjected to both tectonic compressional and tensional forces.”

“The following description is extracted from Silberman (1992). The northwest-trending range-front faults and numerous low-angle shear zones related to thrust or detachment faults are the most common structures. The Mojave-Sonora megashear as defined by Silver and Anderson (1974) is a regional northwest-trending feature. It separates the Precambrian basement rocks of slightly differing ages. The Jurassic rocks which occupy the zone are strongly deformed along low-angle thrust faults and the associated sedimentary rocks are tightly folded. The south-western boundary of the megashear appears to be a major fault that juxtaposes Precambrian basement rocks against the Jurassic magmatic terrane (Anderson and Silver, 1979). Up to 800 km of left lateral movement has been proposed for this shear after the Middle Jurassic period. Others (Jaques et al., 1989) have suggested that the megashear is a Cretaceous thrust front reactivated as a middle Tertiary detachment. The metamorphism in the area has been postulated to have occurred with the megashear or the magmatic activity of the Middle to Late Jurassic periods (Tosdal et al, 1989). However, others propose a close relationship between deformation and the closing of the marginal basin after its subduction below the volcanic arc, or the result of Late Cretaceous or Tertiary compression associated with uplift and low-grade metamorphism (De Jong et al, 1988). Calmus (1992) believes it is unquestionable that a Cretaceous-Tertiary (Larimide) tectonic event occurred but that it is superimposed upon older Nevada and Lower Cretaceous compressional and extensional phases. Many of the Sonoran gold deposits are located at or near the Mojave-Sonora megashear.”

The Basin and Range province, which extends into Sonora from the United States, is characterized by northwest-trending valleys and ranges. Paleozoic rocks, including quartzite and limestone, overlie the Precambrian locally. The valleys are covered and in-filled by recent gravels. See Figure 7.1 for the regional geology map of the San Francisco mine area and location of the San Francisco and La Chicharra pits.

Figure 7.1
Geology of the San Francisco Property

LEGEND
Alluvial
Conglomerate
Tertiary
Lamprophyre
Diorite
Monzonite
Cretaceous
Granodiorite
Limestone, shales and sandstone
(Fm Represo)
Jurassic
(Coyotillo Group)
Vulcanosedimentario ?
Cuarcite
Precambrian
(San Francisco Group)
Pegmatite ?
Leucogranite ?
Gneis and mafic schist
Gneis and felsic schist
Metagabbro
Detachment fault (?)
Regional thrust
Graphic Scale
0
2000 m.
Ki
Precambrian
LA MEXICAANA
LA VETATIERRA
LAS LOMITAS
LA PLAYA
EL DIEZ
LA TRINCHERA
1A AND 1B
LA VANN
LA PERDIDA
EL SOCORRO
3'360,000 N
LA ESCONDIDA
TOWN
LA SEVERIANA
Precambrian
Jurassic
LA CHICHARRA PIT
SAN FRANCISCO PIT
N

Figure provided by Alio Gold Inc. Figure dated May, 2017.

7.2        PROPERTY GEOLOGY

The San Francisco property lies in a portion of the Mojave-Sonora megashear belt characterized by the presence of Precambrian to Tertiary age rocks represented by different grades of deformation and metamorphism as evidenced in the field by imbricate tectonic laminates. The rocks principally involved in the process of deformation and associated with the gold mineralization in the region are of Precambrian, Jurassic and Cretaceous age.

The oldest rocks within the property are a package of metamorphic rocks which include banded quartz-feldspathic gneiss and augen gneiss, green schist, amphibolite gneiss and some amphibolite and marble lenses (Calmus et al., 1992). All metamorphic rocks exhibit foliation which generally varies in strike direction from between 30° to 72° west and dips to the northeast from 24° to 68°. See Figure 7.2 for a geological map of the San Francisco and La Chicharra mine site.

The metamorphic rocks are intruded by a Tertiary igneous package, which includes leucocratic granite with visible feldspar and quartz, and is porphyritic to gneissic in texture. It appears that the granite was emplaced along low angle northwest-southeast shear zones in the system which developed between an older gabbro and the metamorphic sequence. This is the reason that in some places the granite bodies appear as stratiform lenses that vary in width from centimetres to more than 40 m and are subparallel to the foliation. It is seen, however, that the emplacement of leucocratic granite also favours the N30°W fault system, causing the granite to take an elongated form, principally in direction N60°W, but with extensions along the N30°W system.

Besides the gabbro and the granite, dikes of different composition, including diorite, andesite, monzonite and lamprophyre, intrude the metamorphic sequence. In addition, lenses of pegmatite associated with the schist have been mapped, emplaced along the foliation planes, occasionally forming lenses within the gabbro and within the gneiss and on the border of the leucocratic granite bodies. All of the rocks described above form the San Francisco unit which is the most important unit for exploration, with the leucocratic granite being especially significant because it is the primary host rock for gold mineralization.

Mapping of isolated outcrops and their geological interpretation demonstrates that the San Francisco unit is extensive within the property, covering a surface area of approximately 100 km2. The unit hosts at least 15 gold occurrences which are considered to be favourable exploration targets, in addition to the known San Francisco and La Chicharra gold deposits.

In the north and south, the San Francisco unit is in contact with the Coyotillo unit which is a weakly metamorphosed package of sandstone, quartzite, phyllite, conglomerate, volcanics and limestones of Jurassic age.

Figure 7.2
San Francisco and La Chicharra Minesite Geology Map

487,000 E
488,000 E
489,000 E
LEACH PADS
LEACH PADS
OLD LEACH PADS
NEW PONDS
N
LA CHICHARRA PIT
SAN FRANCISCO PIT
3'358,000 N
WASTE DUMPS
LAS BARAJITAS PITS
3'357,000 N
WASTE DUMPS
0
500
meters
EXPLANATION
Conglomerate
Andesite dike
Lamprophyry dike
Monzonite/Diorite dike
Granite
Gabbro
Schist/Pegmatite
Mafic Gneiss
Felsic Gneiss
Granite Gneiss
Shear Zone
Fault
Structural Lineament

Figure provided by Alio Gold Inc. Figure dated May, 2017.

The granitic gneiss containing the mineralization at the San Francisco Project is intensely fractured with a total of five fracture sets having been identified, although there are only two primary sets. One of the primary sets strikes 36° to 60° east and dips northwest 70° to 90°, while the other strikes 64° to 73° west and dips northeast 46° to 66°. The regional fracture sets are generally parallel to major faults and perpendicular to foliation planes.

The main vein systems in the region strike 50° to 80° west with dips ranging from northeast to southwest. These vein systems are the San Francisco, La Playa, El Diez, La Chicharra, and several systems in the La Mexicana area, Area 1B and La Escondida. A secondary system of veins includes the La Trinchera, Casa de Piedra, unnamed veins in portions of Area 1B and the La Mexicana veins which strike 60° to 80° east and dip northwest to southeast. Although the age relation between the two systems is unknown, it is believed that the northeast system is probably later stage.

The metamorphic foliation in the San Francisco deposit primarily strikes 78° west and dips to the northeast at 68°. Regionally the foliation is variable, generally ranging from east-west to 60° west with varying dips to the northeast.

The original bedding is recognized in the metavolcanic-sedimentary rocks to the south at Cerro La Bajarita, and is variable with strikes ranging from 70° to 80° west and dips to the north. The sedimentary beds of the Represo Formation in the northern portion of the property strike 60° to 70° west and dip to the northeast.

Dikes of intermediate composition in the Project area strike predominantly 63° west and dip to the northeast at 58°. Several dikes are intruded along planes of foliation, and others cut foliation of the metamorphic units. In the Sierra La Vetatierra mountains in the northern portion of the Project, dikes strike 60° to the east, dip to the northwest, and represent a later system of fractures.

Metamorphic folds, including isoclinal, open symmetrical and kink folds, have been described, but no systematic description of folds has been found in the literature.

       7.2.1        Geology of the La Chicharra Pit

The La Chicharra pit is located 2 km west of the San Francisco pit. Discovered by Geomaque in the late 1990’s, it is estimated that approximately 37,000 oz of gold were extracted and processed during Geomaque’s last year of operations.

The discovery of this deposit was the consequence of exploration programs comprised of magnetic ground surveys and soil geochemistry, using both conventional soil sampling and mobile metal ion (MMI) techniques. In both cases, samples returned very high values for the main mineralized zone in an area of low magnetics. Trenches were excavated to conduct chip sampling which confirmed the presence of gold mineralization in the bedrock and drilling delineated a deposit with a resource of 60,000 to 70,000 oz of gold.

The geology of the La Chicharra deposit, although it is hosted in the San Francisco group, differs from the geology found in the San Francisco pit (Figure 7.2) . While the geology consists of quartz-feldspar gneiss, pegmatite, schist, granite and gabbro, the mineralization is hosted principally in gabbro. The gabbro has a very sheared appearance, almost like a breccia, comprised of large fragments with lenses of pegmatite between the fragments. Due to the shearing process, the blocks of gabbro are highly fractured and the fractures are filled with quartz veins and veinlets. The gold mineralization is hosted by the pegmatite lenses and in the veins and veinlets within the gabbro. The limits of the mineralized gabbro are very well delineated by the shear zones, at both the hanging wall and footwall. This geological control allowed for better operational planning during the exploitation by Geomaque.

The gabbro at La Chicharra is different from the gabbro bodies at the San Francisco mine, as it contains no magnetic minerals which are generally produced by the destruction of the original minerals contained within the gabbro during the tectonic and mineralization processes. As well, due to strong shearing, the minerals are oxidized. The gabbro is a tabular body dipping to the northeast at approximately 30 to 40° and striking approximately 60° west, with the mineralization potentially open both along strike and down dip.

Alio completed a program of core drilling seeking the extension of mineralization down dip and along strike, and confirming continuity for the first 150 m from the northern limit of the pit, with the mineralization open in the northwest direction towards La Severiana.

Structurally, all of the metamorphic and igneous interpretation is based on the High Resolution Airborne Magnetics which indicate a regional lineament varying in direction from 60° to 30° to the west. The gold deposits are located in the southern portion on each side of this main lineament, and are related to the extension faulting of the system west-northwest and west-east. Other grassroots gold targets are located along this lineament, related to quartz veins with gold mineralization emplaced along the shear zones of the system to the west-northwest and east-west.

Figure 7.3 is a view of the La Chicharra pit looking towards the southwest and showing the lineament.

7.3        MINERALIZATION

The San Francisco property is located within the Sierra Madre Occidental metallogenic province which extends along western Mexico from the state of Sonora, south to the state of Jalisco. In the state of Sonora, the most important metal produced in the Sierra Madre province is copper, with the Cananea porphyry copper deposit being the most well-known. Gold and silver projects are next in importance and are hosted mainly in sedimentary rocks and brecciated volcanic domes.

Figure 7.3
La Chicharra Pit Looking Southwest showing the Lineament (Pit in 2005)

At the San Francisco Project, gold occurs principally as free gold and occasionally as electrum. Gold is found, in decreasing abundance, with goethite after pyrite, with pyrite and, to a much lesser extent, with quartz, galena and petzite (Ag3AuTe2). Although it is clear that the gold was deposited at the same time as the sulphides, the paragenetic relationships are not well understood. There is the possibility that some secondary remobilization may have occurred as evidenced by minor amounts of gold occurring in irregular forms along with or on top of drusy quartz (Prenn, 1995).

The gold occurs in a granitic gneiss and the presence of pyrite (or goethite after pyrite) may be an indication of gold. Stockwork quartz veinlets, some with tourmaline, also exist in the mineralized zone. However, the presence of quartz, even with tourmaline, is not necessarily an indication of the presence of gold. Quartz veinlets with tourmaline but without gold mineralization were found hundreds of metres away from the San Francisco deposit. Alvarez (in Prenn, 1995) suggested that some tourmaline was part of the mineralizing system, but could be distinguished from the tourmaline found elsewhere.

The relationship between the quartz and tourmaline at the Project is not well understood, though at least one event is closely related to the gold mineralization. Calmus (1992) and Perez (1992) described the gold as being in quartz, acicular tourmaline, and albite veins and breccias. It was noted (Perez, 1992) that two types of tourmaline exist: schorl and dravite, but these are difficult to distinguish. There is some suggestion that a more greenish tourmaline is associated with the San Francisco zone while the black tourmaline (schorl) is generally barren of gold. If this can be verified, it could become a valuable exploration tool for the region. Horner (in Prenn, 1995) also noted the possibility of two or more types of tourmaline in the cobbles sampled in the stream beds. Horner believes that only one set of the tourmaline veins is associated with the gold and suggests that bismuth is also associated with one tourmaline quartz vein event.

Other metallic minerals associated with the deposit include trace to small amounts of chalcopyrite, galena, sphalerite, covelite, bornite, argentite-acanthite and pyrrhotite. Trace amounts of molybdenite and wulfenite have also been reported. Metal mineralization is low, with copper reaching into the hundreds of ppm, arsenic reaching about 100 ppm, and antimony rarely over 10 ppm. Petzite was recognized but tellurium values rarely reached 10 ppm. The mineral relationships, the possibility of associated tourmaline, and the style of mineralization suggest that the San Francisco deposit might be of mesothermal origin (see Prenn, 1995 for discussion). Others have suggested the same genesis based on these and other factors, including fluid inclusion studies (in Prenn, 1995).

The San Francisco deposits are roughly tabular with multiple phases of gold mineralization. The deposits strike 60° west to 65° west, dip to the northeast, range in thickness from 4 to 50 m, extend over 1,500 m along strike and are open ended. The San Francisco deposits consisted of the El Manto, the San Francisco, the En Medio and the El Polvorin deposits. All of these deposits were later incorporated into the main San Francisco pit. The El Manto deposit (north pit), to the north of the San Francisco (main pit), is tabular, strikes 65° west, dips relatively shallowly to the northeast, and ranges in thickness from 5 to 35 m. The En Medio (in the main pit north of San Francisco) strikes 60° west, dips to the northeast and varies in thickness from 4 to 20 m. The El Polvorin (west pit) is a northwest extension of the San Francisco mineralization which strikes 65° west, dips moderately to the northeast and ranges in thickness from 4 to 20 m.

Alteration related to the mineralization consists of negligible to locally intense sericitization, course-grained pyritization and rare local silicification. This alteration forms a halo extending a few metres from the mineral deposits, but may also be absent. Supergene alteration consisting of oxidation of pyrite to goethite is common. Additionally, there is supergene alteration of feldspar to kaolin and sericite.

Analysis by Geomaque of 110 samples in seven mineralized zones showed a silver/gold ratio of less than 1 to 10, with very low values of zinc, copper, molybdenum, bismuth, antimony and mercury. Lead is occasionally high, but not above 1% while gold shows a good correlation locally with arsenic and lead. However, none of the other elements is a good indicator for gold.

7.4        OTHER PROJECTS WITHIN THE SAN FRANCISCO PROPERTY

       7.4.1        El Durazno Project

El Durazno is located approximately 12 km north of San Francisco mine. The geology is dominated by the El Claro granitoid intrusion and sediments of the El Represo Formation. The El Claro intrusion is large mass of medium to fine biotite granodiorite intruded by series of monzonite, biotite granite, andesites, diorite and lamprophyre dikes trending northwest. The large mass of biotite granodiorite was dated by Poulsen et. al., (2008) using U-Pb in zircon giving an age of 66.0 ± 2.0 Ma.

The biotite granodiorite is cross-cut by multiple major high angle platy foliate structures trending to the northwest which contain quartz-tourmaline with minor sulphides and gold mineralization. The intrusive-hosted foliate structures can vary in thickness from a quarter metre to several metres. The structures are preferentially altered and mineralized, carrying sericite (greisen), pyrite, quartz and tourmaline. Where the structures are located, it is common to find signs of past prospecting, and they are geochemically anomalous in gold, silver, lead, tellurium, molybdenum and bismuth.

The main structural feature is the El Durazno fault which lies at the contact between the sedimentary rocks and biotite granodiorite. The foliated N60°W shear zones are more likely evidence of faulting along the east margin of the intrusive, although foliated shear zones have been found all around the intrusion in lesser abundance.

Mineralized areas usually occur as quartz veins relatively near the contacts of the El Claro intrusive and more often within the intrusive. The mineralogy of the veins is primarily quartz-tourmaline with a low sulphur content of less than 0.5% . Closer to the contact with the sediments, a number of quartz-sericite (greisen) veins in the more central parts of the intrusive have been identified. Structurally there are four groups of veins and veinlets within the granitoid El Claro:

1.

One group of veins belongs to the thicker quartz-tourmaline veins in the area which occasionally reach widths greater than 1 metre, have a general N55°W trend and dip to the northeast similar to the monzonitic, diorite, lamprophyre and andesitic dikes. These veins are associated with ductile shear zones. The mineral lineation observed in the granite foliation plane has a strike of N50°W and the tourmaline crystals strike N52°W, indicating that emplacement of this first generation of veins is contemporary with the ductile deformation.

2.

The second group of veins have thicknesses of less than half a metre, with a general strike of N40° to 50°E, and are also located in areas with ductile shear zones occurring mainly at the area known as El Pinto.

3.

The third group of veins apparently are emplaced in a ductile-brittle deformation environment, developing sheeted veins with thicknesses less than one centimetre within the intrusive. The general trend of the sheeted veins is N15° to 25°W.

4.

The fourth, poorly represented group of veins strike N65° to 80°E, are located primarily in the central part of the El Claro intrusive and are characterized by quartz- sericite (greisen)-pyrite, with a general trend of N60°W. This last type of veins is very poor in gold with local values up to 0.1 g/t Au, but with high anomalous values of tungsten and molybdenum.

The contact between the granite and Cretaceous sediments is characterized by the development of an alteration zone of quartz-epidote-chlorite-garnet skarn and locally forms low grade metamorphism of the hornfels type. Although quartz-gold-bearing veins are not very common in sediments, they occur locally in conjunction with a high content of sulphides.

       7.4.2        Vetatierra Project

The Vetatierra Project is located approximately 8 km north of the San Francisco mine. It is a very early stage exploration project and its geology is dominated by detrital sediments of the El Represo Formation, intruded by small stocks of fine grained dioritic intrusions and diorite dikes. A sequence of fine grained sandstones, shales, medium bedded conglomerates and locally lenticular limestones commonly trend east-west and dip to the north. These represent the majority of the rock types at the Vetatierra Project. This sequence is intruded by a diorite stock that covers an area of 600 m by 200 m, oriented to the northeast. Both sequences are cut by a series of dioritic dikes oriented NE 50° to 80° in strike direction. Locally, the contacts between the sediments and diorite intrusion develop an alteration halo, forming low grade metamorphic rocks as hornfels or slate types.

The sediments are cut by multiple, major high angle platy foliated structures, with a preferential northeast trend, at the southwestern portion of the project. The sediments host foliated structures that vary in thickness from a quarter metre to several metres which have been interpreted as shear zones. Low-angle brecciated faults have been interpreted to be located on the south side of this area. This has been interpreted as a possible structural contact between the San Francisco Precambrian rocks and the Cretaceous sediments of the Represo Formation.

The sequence of sediments and diorite stock has been cut by a number of quartz-tourmaline and quartz veins trending east-northeast, which occur within the diorite stock and all the surrounding areas. At least 3 groups of veins have been noted:

1.	A group of low angle quartz-tourmaline veins trending west-northwest to east northeast, dipping to the north and varying in thickness from a centimetre to over a metre.

2.	A group of high angle quartz-tourmaline veins and veinlets, trending northwest and dipping to north.

3.	A group of veinlets with less than 1 cm thickness and trending northwest, but dipping to the south.

The diorite intrusion appears to be the most favourable rock to host the gold bearing quartz-tourmaline veins in the Project area, due the better reactivity and competency of the rock.

West of the diorite stock, a series of conglomerate lenses outcrop which show a strong silicification and oxidation, with local quartz veinlets. The conglomerate covers an area of 300 m by 150 m.

8.0        DEPOSIT TYPES

At the San Francisco Project, Alio is targeting large volume, low grade disseminated gold deposits contained within leucocratic granite, granite-gneiss and gneiss and schist horizons. Leucocratic granite and gneiss are the main rocks hosting the gold mineralization.

The gold mineralization occurs in a series of west-northwest to east-northeast trending quartz-tourmaline veins and veinlets that lie sub-parallel to the local lithology and foliation trends, dipping to the southwest, within the more brittle rocks such as the leucocratic granite and more felsic lithologies within the Precambrian sequence. Extensive studies of the veins and alteration describe the mineralization as mesothermal/orogenic in style, but with a potential link to magmatic fluids and an intrusive source (Calmus et al., 1992; Luna and Gastelum, 1992; Perez Segura, 1992; Perezsegura et al., 1996; Perez Segura, 2008; Albinson, 1997; Poulsen and Mortensen, 2008).

Micon has conducted a number of discussions with Alio personnel during its site visits to the mine and in Hermosillo and notes that the exploration programs at the San Francisco Project are planned and executed on the basis of the deposit models discussed above. Micon has also observed the various stages of the drilling programs during a number of site visits at the San Francisco Project since 2005 and notes that those programs have always been conducted according to the deposit model which has been proposed for the Project.

9.0        EXPLORATION

9.1        SUMMARY OF PRIOR EXPLORATION BY ALIO

In 2007 and early 2008, geochemical surveys were conducted over the area occupied by the package of igneous and metamorphic rocks within the concessions. A total of 222 chip samples and 2,697 soil samples were collected. The sampling covered an area of just over 60 km2 using a sampling grid of 100 m x 50 m, oriented 25° E. Most of the area is covered by alluvium and the presence of the igneous-metamorphic package has been interpreted and defined from isolated outcrops distributed in the area (80 km2).

The results confirmed the targets already identified from historical shallow underground workings developed by former miners along quartz veins containing high gold values. Extending sampling along the dominant structural trend allowed for new interpretations to identify possible conduits which could be feeder zones. The area covering the favourable lithologic unit between the San Francisco and La Chicharra pits was broadly sampled to identify further potential targets.

During May, 2007, Alio contracted the Mexican Geological Service to survey 1,227 km of high resolution aeromagnetic lineaments and radiometry and acquired raw data for a further 1,569 km previously surveyed by the same institution which fully covered the surface of the property, over 40,000 ha. The resolution of the data varies due to the flight height, which ranged between 75 and 100 m, with the lines spaced every 100 m. Information sets were given to Engineering Zonge in Tucson for processing and interpretation.

The conclusion of this study was the definition of the indicative structural lineaments of the tectonic sequence in northern Sonora. For the San Francisco Project, these lineaments should be correlated with geological and geochemical controls, combined with geological mapping and geochemistry, to identify the best exploration targets for gold and other types of mineralization, particularly in the northern portion of property where the metamorphic package hosts the El Durazno and La Pima mineral areas which are favourable for silver deposits and base metals in a replacement environment within the limestone rocks.

With a view to a more detailed interpretation as mentioned by Zonge in its conclusions, a Natural Source Audio-Frequency Magnetotelluric (NSAMT) survey was completed on the San Francisco mine along the lines 200E, 0, 800W, 1,000W, 1,200W, 1,400W, 1,600W and on the La Chicharra pit along the lines 2,500W and 2,700W. A total of 19.2 km of coverage in 10 survey lines with dipoles of 25 m was completed. Two lines were 2,400 m long and the remainder were 1,800 m.

Lines 800W and 1,000W oriented along the main mineralized zone in the San Francisco pit and line 2,700W on the main mineralized zone of La Chicharra were conducted with the aim of obtaining a geophysical signature for the mineral deposits of San Francisco.

The ten NSAMT lines completed on the San Francisco Project provide a detailed image of resistivity changes relating to geology in the vicinity of the San Francisco open pit mine. As this area is centred on a shear zone associated with a thrust fault, the geology is complex. Intrusive rocks are present as pegmatites, granites and gabbros. Gneiss and schist, with what is assumed to be various degrees of alteration, are also present in this zone. Rock property measurements indicate that the resistivities differ between rock types, ranging from intrusive to a metamorphosed host.

In the shear zone, gold is associated to some degree with granite, gneiss and gabbro rocks. Both the La Chicharra and the San Francisco pits are located in zones with conductive contacts, however, in contrast, these locations are associated with moderately resistive areas. This difference indicates that, while surface resistivities are high, there is differentiation between resistive rocks (intrusive) and more conductive rocks (pegmatite or altered rock) at moderate depth.

Individual 2-D vertical imaged sections suggest that resistive and conductive banding, identified in the vicinity of the San Francisco mine, dips to the northeast. Recent drilling indicates that gold values are typically associated with pyrite in the more resistive intrusive rocks. Except possibly along contacts, conductive geology (possibly altered host rock) may not be important. The resistive trend coincident with the San Francisco peak may be due to the presence of gold in this area, but is not the focus of this Project. The shear zone associated with the thrust fault defines the area hosting gold.

The magnetic and radiometric data provide a different view of the geology. Magnetic high values are associated with the San Francisco pit. The contact between magnetic highs and magnetic lows appears to match the resistive trends identified previously. In contrast to the San Francisco pit, the La Chicharra pit is located in a zone of magnetic lows. The difference here could simply be due to the intrusive rock hosting primary gold values in each pit. For example, the rock properties demonstrate that the gabbro (at 550 uCGS) has over 100 times the magnetic susceptibility of granite (at 3 uCGS). However, drilling results along Line 800 suggest that both rock types may host gold. Based on these observations, it would be expected that the granite would be the primary source of gold in the San Francisco pit, with gabbro at the La Chicharra pit. Gneiss may host gold at either site.

Radiometric data identify trends that match changes in the Total Magnetic Field plan view map, as well as resistive-conductive trends. Radiometric gamma radiation is strongly controlled by conditions at the surface, as radiation from deeper sources is absorbed by overlying geology. The thorium gamma count appears to identify patterns of surface weathering that may relate to outcropping structures. Magnetic and radiometric data in the vicinity of the La Chicharra and San Francisco pits may be controlled by the thrust fault passing through this zone (the 2-D NSAMT imaged sections for Lines 800, 1,400 and 1,600 identify similar contacts associated with this thrust fault, which dip to the northeast). While the San Francisco peak is centred between NSAMT Lines 1,400 and 1,600, the peak itself appears non-magnetic, with the peak and associated ridge, extending to the northwest, defining a boundary between non-magnetic rock (granite or pegmatite for example) to the southwest and more magnetic rock (gabbro and gneiss for example) to the northeast.

The San Francisco pit is clearly located within the magnetic high zone, positioned along a linear contact seen in the radiometric data. In contrast, the La Chicharra pit is located in a non-magnetic zone also positioned along a linear contact observed in the radiometric data. Both pit locations are within the area thought to be the shear zone, and locally in areas characterized by contacts between intrusive (more resistive) and possibly altered (more conductive) rock types. The NSAMT program successfully identified the shear zone and provided sub-surface imaging of geologic trends that have been identified by airborne magnetic and radiometric surveys, in the test area.

Alio has concluded that the interpretation of NSAMT is a useful indicator of the different lithologies associated with the mineralization or host rock. The linking of areas of high resistivity at the gabbro basement together with the overlying metamorphic sequence that was affected by several phases of tectonism, resulted in large shear zones and/or thrusting of the Precambrian metamorphic rocks over younger rocks, without generating areas of weakness. This resulted principally in high and low angle faulting through which granite bodies have been emplaced, some of which were subjected to compression and tension and consequent fracturing.

At the end of 2008, the services of a structural geologist, Mr. Tony Starling Ph.D., were recruited to obtain a greater understanding of the structural evolution of the region and in particular the tectonic complex in the San Francisco mine area, and thereby to define the structural controls for the mineralization. The goal of the study was to generate a series of geological and structural criteria that could be applied to the exploration of the property. The work consisted of 10 field days and a further 10 days for the review of existing information and discussions with field geologists. The conclusions from this structural report have assisted Alio in outlining subsequent exploration programs.

9.2        2013 TO 2015 EXPLORATION PROGRAMS (SAN FRANCISCO AND LA CHICHARRA DEPOSITS)

From July, 2013 to December, 2015, very little exploration was conducted around the San Francisco and La Chicharra deposits. This is primarily because Alio focused most of its exploration efforts on fully exploring the area immediately surrounding the pits prior to the publication of the 2013 Technical Report. Alio has generally decreased the exploration budgets due to the continuing decline in the gold price since 2013.

Table 9.1 summarizes the mine expenditures for the exploration programs at the San Francisco Project from July, 2013 to December, 2015.

Table 9.1
Summary of the Exploration Expenditures for the Period July, 2013 to December, 2015

Item	CONCEPT	2013	2014	2015	Total
1	Salaries and consulting fees	831,109	2,025,395	1,250,788	4,107,292
2	Drilling	-	2,666,148	768,440	3,434,588
3	Surface rights	-	-	550,603	550,603
4	Mining Taxes	39	870,650	887,930	1,758,619
5	Acquisition Cost	-	-	-	-
6	Assaying	13,137	874,054	98,492	985,683
7	Exploration Expenses	15,849	432,990	80,769	497,910
8	Camp and accommodation	7,685	18,037	21,878	47,600
9	Claim staking	-	-	-	-
10	Property investigation	-	-	-	-
11	Legal fees	14,186	30,291	18,918	63,395
12	Travel	21,282	43,055	14,265	78,602
13	Telecommunications	-	-	-	-
14	Drafting, reporting, reproduction and maps	-	-	-	-
15	Other	-	1,105	22,378	23,483
16	Office expenses	93,561	189,669	158,134	441,364
17	Engineering and feasibility	-	-	-	-
18	Equipment rental	-	-	-	-
19	Insurance and labor related taxes	-	-	-	-
20	Trenching and Road Work	-	-	-	-
21	Geophysical surveying	-	-	-	-
22	Promotion	-	-	-	-
24	Land	-	-	-	-
	Total per Year	965,150	7,151,394	3,872,595	11,989,139

Table provided by Alio Gold Inc.

While Table 9.1 generally appears to indicate an increase in exploration expenditures since 2013, it is only because the expenditures include the 2014 to 2015 in-fill drilling in the San Francisco pit, the 2014 condemnation drilling for the new leach cells, land use change fees for leach pads and southwest waste pads (USD 550,603), as well as the mining taxes for the concessions. In some instances, the in-fill pit and the condemnation drilling, land use change fees and land use mining taxes would not necessarily be considered exploration expenditures but rather mining expenditures related to grade control and infrastructure. However, when compared to the exploration expenditures of USD 39,498,426 for the period from July, 2011 to July, 2013, the reduction in expenditures is actually substantial.

Details of the in-fill and condemnation drilling programs are outlined in Section 10 of this report.

Very little exploration has been conducted in the San Francisco and La Chicharra areas since 2015.

9.3        EL DURAZNO, VETATIERRA, 1B AREA AND LA PIMA PROJECTS

Alio has begun to explore the other mineralized areas located on the San Francisco property. The El Durazno and Vetatierra Projects located 12 km and 8 km north of the San Francisco Project, respectively, were first discussed in the previous 2013 Technical Report and portions are summarized here. The 1B Area and La Pima Projects are 3.2 km and 25 km north of the San Francisco Project, respectively.

       9.3.1        El Durazno Project

The El Durazno Project is located approximately 12 km north of the San Francisco mine and is contained within the confines of the San Francisco property. No exploration has been conducted at the El Durazno Project since the 2013 Technical Report was published.

The previous work from the 2013 Technical Report is summarized as follows:

Alio collected 1,611 soil samples from the Durazno Project; samples were collected on 100 m spaced stations on lines spaced 100 m apart. The samples consisted of between 0.5 and 1.0 kg of -12 mesh soil, taken from the near-surface B horizon (0 to 30 cm) from each sample site.

The soil samples were submitted to ACME Analytical Laboratories Ltd. (ACME Analytical), where they were sieved 100 g to -80 mesh and analyzed 30 g for 53 elements by aqua regia digestion ultra-trace elements inductively coupled plasma mass spectrometry (ICP-MS). ACME Analytical is an independent analytical laboratory.

The soil anomaly at El Durazno main area is defined by 158 samples with values greater than 20 ppb Au; 74 samples have values >50 ppb up to a maximum value of 894 ppb of gold. The soil anomaly covers an area of 1 km in width by 2 km in length that trends to the north. The gold soil anomaly has an internal Pb anomaly with samples greater than 20 ppb, with 19 values above 100 ppm.

The soil sampling north of the main El Durazno area was intended to cover the area in which the Cretaceous sediments outcrop. Three gold anomalies covering the Cretaceous sediments were identified that are characterized by gold values up to 20 ppb. The first two anomalies are located as follows; approximately 1.5 km north of the main area, an east-west trending gold anomaly was identified that covers an area 1.2 km in length by 500 m in width, and 2.8 km north-northwest of the main area there is a 1.4 km long by 500 m wide area with anomalous gold values that appears to trend east-northeast. Dimensionally smaller than the first two anomalies described, a third gold anomaly is located east of the main area that covers an area of 600 m in length by 500 m in width.

In the area known as El Durazno Sur, a soil sampling program was carried out with the objective of determining if the gold mineralization found in quartz-tourmaline veins, which are hosted by El Claro granitic intrusion, continues to the south, below the quaternary soil cover. A total of 107 samples were taken but the gold anomaly was only identified in the areas where quartz-tourmaline veins have been mapped.

In late 2012, Alio initiated a sampling program primarily comprised of rock grab samples with some trench samples, beginning with the El Durazno main area. The sampling was conducted over those areas where the quartz veining was mapped around the intrusive and also over the sediments, but focused in the early stages on the El Durazno main area and the El Pinto area. Subsequently, grab samples were also collected in the Durazno Sur and El Pedregoso areas, in the central part of the intrusive known as El Tungsteno, and from several outlying areas between those prospects, as well as several small isolated areas.

The total number of grab samples collected through from late 2012 through the first quarter of 2013 is 930.

In late 2012, the initial focus of the rock sampling was at the area of El Durazno and within the intrusive. Subsequently, a first pass prospecting sampling was done over the Cretaceous sediments north of El Durazno main area. The intention of the sampling was to define the surface mineralized zones delimited by the old artisanal diggings. The grab chip sampling covers an area of approximately 5 km in length by 4 km in width in either the intrusive or sediments.

From the total number of samples collected, 283 samples yield values up to 0.1 g/t Au, 44 samples yield values up to 1 g/t Au and the highest gold value in a sample at El Durazno returned 22.614 g/t Au, 511.9 g/t Ag, 0.86% Pb, 0.03% Mo and 221 ppm Te.

Rock samples were submitted to Inspectorate Laboratory (Inspectorate) and analyzed for gold by fire assay and atomic absorption finish plus 29 elements by four acid digestion with ICP-AES finish. Mercury was analyzed by cold vapour and atomic absorption finish, and tellurium by ultra-trace analysis via aqua regia digest and atomic absorption finish. Inspectorate is an independent laboratory.

The multi-element geochemistry of the rock sampling assists in the understanding of the evolution of the El Claro intrusion mineralization. Geochemically, there is a high correlation of quartz tourmaline veins with Au-Ag, with occasional high values of Pb, Mo, Bi and Te, in the El Durazno main area, and the El Pinto and El Durazno Sur areas. Correlation coefficients of the total samples collected, primarily in the granodiorite intrusive, show a high relationship of gold with Ag and Te. Silver shows a strong relationship with Bi, Te and Pb, suggesting that those minerals occur as telluride complexes, similar as the occurrences found at the San Francisco mine as calaverita (AuTe2), hessita (Ag2Te), altaite (PbTe) and bismuth tellurides (Bi2Te3).

The multi-element geochemistry also shows a lateral southwest to northeast zonation from tungsten in the southwest, to arsenic to the northeast, with gold plus tellurides in the middle. This zonation may be indicative of the large hydrothermal system over all of the El Claro intrusion.

Figure 9.1 is a map showing the El Durazno geology and some sampling locations.

Figure 9.1
Map indicating the El Durazno Geology, and Some Grab and Trench Sampling Locations

       9.3.2        Vetatierra Project

The early stage Vetatierra Project is located approximately 8 km north of the San Francisco mine and is contained within the confines of the San Francisco property. Mapping and chip sampling was conducted on the Vetatierra Project. The results were briefly discussed in the 2013 report and summarized below.

Alio initiated a rock chip grab sampling program on the Vetatierra Project in March, 2013. The rock chip sampling was conducted in those areas where the quartz veining was mapped all around the intrusive and over the sediments, focusing on the diorite stock and the surrounding areas. Subsequently, grab samples were also collected southwest of the main area. The total number of rock grab samples collected up to the second quarter of 2013 was 261. The objective of the sampling was to define the surface mineralized zones, with the sampling covering an area approximately of 1.8 km long by 0.7 km wide.

The initial rock chip samples collected returned significant gold values, with a few samples yielding high grade values of silver. Sample No. 4601 contained the highest gold value at 29.56 g/t Au, 27.1 g/t Ag and 0.35 % Pb and sample No. 4857 yielded 1.0 g/t Au, 905.5 g/t Ag, 3.63% Pb. Both samples were collected from a dump near an old artisanal mine. In addition, 520 channel chip samples were collected from 3 main trenches. Figure 9.2 is a map indicating the geology and 2013 sampling locations at the Vetatierra Project.

In 2014, Alio conducted a drilling program comprised of 4 reverse circulation (RC) and 6 diamond drilling (core) holes on the Vetatierra Project. The RC drilling totalled 1,197.86 m and the core drilling totalled 2,311.3 m for a combined total of 3,509.16 m. Details of the drilling program at the Vetatierra Project are discussed in detail in Section 10 of this report.

       9.3.3        1B Area Project

The 1B area is located 3.2 km north of the San Francisco pit. Geological mapping indicates that a pair of shear zones, containing gold mineralization, are exposed at surface. The shear zones are approximately 300 m apart in this area, which appears to be the widest portion of a broader zone with the shear zones corresponding to both the foot and hangingwall, respectively. In 2014, Alio scheduled a preliminary drilling program for this area to better understand how the gold mineralization was related to the low-angle highly oxidized shear zone-hosted quartz veining in the local granitic rocks. Surface rock sampling returned up to 4.50 g/t gold, south of the shear zone over what is interpreted to be the eroded footwall of the shear zone.

The drilling program was comprised of 57 RC holes totalling 8,040.40 m and 3 core holes totalling 758.7 m. Details of the drilling program at the 1B Area Project are discussed in Section 10 of this report.

       9.3.4        La Pima Project

The early stage La Pima Project is located approximately 25 km north of San Francisco mine within the San Francisco property.

The mineralization within the La Pima Project is related to structurally controlled hydrothermal Ba-Ca-Ag-Pb-Zn breccias with over a 2.5 km strike length that are hosted in fossiliferous limestones of Cretaceous age. Artisanal mines and diggings have been developed within the limestone beds.

Four main exploration targets were identified within the project area: West Target (WT), Central Target (CT), North Target (NT) and Pima Mine Target (PMT). At the PMT, artisanal underground workings were developed early in the 1900’s along two main structures striking NE 50° and dipping NW 20°. The developed workings stretch over 100 m in length with a maximum width of 10 m and are 60 m deep. The NT is in a flat area north of the PMT and is approximately 85% covered by alluvial material containing small outcrops of interbedded siltstones and sandstones and Ba-Ca breccia’s with anomalous values of Ag-Pb-Zn. The CT and WT areas have a geological, structural and mineralization signature very similar to the PMT.

Figure 9.2
Geology and Sampling Locations at the Vetatierra Project

486,000 E
486,500 E
487,000 E
487,500 E
N
2.00m @ 0.16 g/t Au
2.00m @ 0.613 g/t Au; 32.1 g/t Ag
5.80m @ 0.14 g/t Au; 0.014 % Mo
2.00m @ 1.84 g/t Au; 0.50 g/t Ag
10.00m @ 6.01 g/t Au; 4.63 g/t Ag
includes
2.00m @ 26.61 g/t Au; 2.52 g/t Ag
44.00m @ 0.39 g/t Au; 1.82 g/t Ag
includes
8.00m @ 0.64 g/t Au; 2.85 g/t Ag
8.00m @ 0.21 g/t Au; 2.33 g/t Ag
8.00m @ 0.35 g/t Au; 9.35 g/t Ag
4591
4594
4601
4603
4607
8454
4710
4633
8459
4731
4722
8446
4724
4729
8473
4882
4871
4857
4859
4851
EXPLANATION
Quaternary
Alluvial
Lower Cretaceous Represo Formation
Sandstones
Conglomerates
Intrusive Suite
Diorite Dike
Fine Grained Diorite
Quartz Veins
Shear zone structure
Oxidation
Historical Drilling (no data)
Rock chip/grab sample Au > 0.1 gr/ton
Trenches
Graphic Scale
0
250
meters

Sample	Au g/t	Ag g/t
4601	29.56	27.1
4710	15.176	6
4729	12.517	19.4
4607	10.815	50.1
4882	7.199	3
8454	6.97	106.5
4594	5.935	4.3
4731	4.79	15
4603	4.095	8.1
4859	3.948	205.5
8459	3.735	18.9
8446	3.25	106.8
4851	3.144	263
4722	2.906	0.5
4591	2.89	705.5
4871	2.678	15.6
4724	1.916	68.6
4857	1.001	905.5
8473	0.544	117.5

Figure provided by Alio Gold Inc. and dated August, 2013.

Initial surface grab sampling returned significant silver values, with a few samples yielding values of over 1 kg/t Ag from both surface and underground. The chip surface sample No. 7894 returned 2,103.52 g/t Ag with no significant values of Pb and Zn. The underground chip sample No. 5951 returned 1,026.6 g/t Ag, 2.05% Pb and 0.50% Zn. An additional 845 samples were taken from the other targets including underground sampling.

Rock samples were submitted to San Francisco mine laboratory and were analyzed by fire assay and atomic absorption. 215 pulp samples were submitted to ALS Minerals laboratory (ALS) as assay checks and the results showed slightly lower values in the same assays as those reported by the San Francisco mine laboratory. Once the variation in assay values were tabulated Alio decided that all of the samples should be reassayed and that the values from ALS were used as the correct numbers.

Figure 9.3 is a geological plan view of the La Pima Project showing the target areas under investigation. Figure 9.4 is a closer view of the geological plan for the La Pima mine target. Figure 9.5 is a longitudinal section demonstrating the extent of the artisanal workings from the early 1900’s within the mineralized zone.

9.4        MICON COMMENTS

Micon has reviewed Alio’s exploration programs and has visited the exploration sites, as well as discussing the exploration programs, procedures and practices with Alio’s personnel during the various site visits to the San Francisco Project. Micon believes that the exploration programs are managed according to the Exploration Best Practice Guidelines, as established by the CIM in August, 2000. Furthermore, the sampling methods and sample quality are generally good and are representative of an early stage program where grab sampling and localized trench sampling along with soil sampling are conducted to identify the general area and extent of the mineralization, prior to defining areas of interest where further sampling or drilling may be conducted in subsequent programs.

Figure 9.3
Geological Map of the La Pima Project Showing the Locations of the Exploration Targets

Figure 9.4
Geological Map of the La Pima Mine Exploration Target and the Location of the Longitudinal Section

Figure 9.5
Longitudinal Section Across the La Pima Mine Exploration Target Showing the Artisanal Workings in the Mineralized Zone

10.0        DRILLING

10.1        DRILL TYPES AT THE SAN FRANCISCO PROJECT

Three types of drilling are used for exploration at the San Francisco Project:

1.	Percussion rotary air blast (RAB) drilling.
2.	Reverse circulation (RC) drilling.
3.	Diamond core drilling.

       10.1.1        Percussion Rotary Air Blast (RAB) Drilling

RAB drilling is also known as down-the-hole drilling. The drill uses a pneumatic reciprocating piston-driven hammer to drive a heavy drill bit into the rock. The drill bit is hollow steel and has approximately 20 mm thick tungsten rods protruding from the steel matrix as buttons. The tungsten buttons are the cutting face of the bit.

The cuttings are blown up the outside of the rods and collected at surface. Air or a combination of air and foam lift the cuttings from the drill hole.

RAB drilling is used primarily for mineral exploration, water bore drilling and blasthole drilling in mines, as well as for other applications. RAB drilling produces lower quality samples because the cuttings are blown up the outside of the rods and can be contaminated from contact with other rock types.

The use of high-powered air compressors can allow drilling of a deeper hole up to approximately 1,250 m.

RAB drilling was conducted on the San Francisco Project between January, 2014 and December, 2014. However, the results of RAB drilling have not been used in the estimation of the mineral resources and reserves discussed herein or in any of the previous Micon Technical Reports. Recovery of the material from the RAB drilling is generally good with better than 90% of the material recovered at the San Francisco Project.

       10.1.2        Reverse Circulation (RC) Drilling

RC drilling uses hardened steel or tungsten blades to bore a hole into unconsolidated ground. The drill bit has three blades arranged around the bit head. The rods are hollow and contain an inner tube inside the hollow outer rod barrel.

The drilling mechanism is a pneumatic reciprocating piston known as a hammer, driving a tungsten-steel drill bit. RC drilling utilizes large rigs and machinery and depths of up to 500 m are routinely achieved. RC drilling ideally produces dry rock chips, as large air compressors dry the rock ahead of the advancing drill bit. RC drilling is slower and costlier but achieves better penetration than RAB drilling; it is less expensive than diamond coring and is thus preferred for most mineral exploration work.

Reverse circulation is achieved by blowing air down the rods, with the differential pressure creating air lift of the water and cuttings up the inner tube. The cuttings reach the bell at the top of the hole, then move through a sample hose which is attached to the top of the cyclone. The drill cuttings travel around the inside of the cyclone until they fall through an opening at the bottom and are collected in a sample bag or pail.

Although RC drilling is air-powered, water is also used, to reduce dust, keep the drill bit cool, and assist in pushing the cuttings back upwards. A drilling mud is mixed with water and pumped into the rod string, down the hole. When the drill reaches hard rock, a collar is put down the hole around the rods. Collaring a hole prevents the walls from caving in and bogging the rod string at the top of the hole. Recoveries of the material from RC drilling at the San Francisco Project are good with better than 95% recovery.

Figure 10.1 is a view of one of the RC drill rigs in operation in the San Francisco pit during the Micon site visit in July, 2011.

Figure 10.1
RC Drilling in the San Francisco Pit in July, 2011

       10.1.3        Diamond Core Drilling

Diamond core drilling utilizes an annular diamond-impregnated drill bit attached to the end of hollow drill rods to cut a cylindrical core of solid rock. The diamonds used are fine to microfine industrial grade diamonds. They are set within a matrix of varying hardness, from brass to high-grade steel. Holes within the bit allow water to be delivered to the cutting face.

Core samples are retrieved via the use of a lifter tube, a hollow tube lowered inside the rod string by a winch cable until it stops inside the core barrel. As drilling proceeds, the core barrel slides over the core as it is cut. The winch is then retracted, pulling the core barrel to the surface.

Once the core barrel is removed from the hole, the core is removed and catalogued. The core is washed, measured and broken into smaller pieces to make it fit into the sample trays.

Diamond rigs can also be part of a multi-combination rig. Multi-combination rigs are capable of operating in either an RC or diamond drilling mode (though not at the same time). This is a common scenario where exploration drilling is being performed in an isolated location.

Figure 10.2 is a view of a core diamond drilling set-up southeast of the San Francisco pit during Micon’s site visit in July, 2011.

Figure 10.2
Diamond Drill Rig Set-Up on a Drill Hole Southeast of the San Francisco Pit

In general, core recovery for the diamond drill holes at the San Francisco Project was better than 98% and no core loss due to poor drilling methods or procedures was experienced.

10.2        GENERAL INFORMATION

Since the San Francisco project is located on a number of concessions upon which mining has been conducted, any exploration work on these concessions continues to fall under the environmental permitting already in place for the mine and no further notice is required to be given to any division of the Mexican government. The original environmental permitting of the San Francisco mine site is valid for the duration of the exploitation concessions. Water for the drilling programs at the San Francisco project is obtained from on-site water wells.

The drill hole collar locations were established using a high precision GPS unit and marked prior to drilling with wooden stakes denoting the drill hole collar plus a front sight line to indicate the azimuth of the hole. After a drill hole was completed, the collar location was marked with a cement marker denoting the drill hole number. Figure 10.3 is a photograph of the cement marker located on drill hole TF-1522. Once the drilling program was completed, all drill hole collars were surveyed by the Alio exploration staff using its own GPS Total Station Trimble 5700 movil and 4700 rover (base).

Figure 10.3
Location Marker for Drill Hole TF-1522

10.3        DRILLING PRIOR TO 2014

       10.3.1        Alio Exploration Programs Since 2005

During August and September, 2005, Alio conducted a drilling program comprised of 14 reverse circulation (RC) holes, based on the results of previous drilling conducted by both Fresnillo and Geomaque. The 2005 RC drilling program focused on confirming and exploring extensions of the gold mineralization to the northwest and southeast of the existing San Francisco pit. The results of the drilling program confirmed the extension of the gold mineralization to the northwest beyond the limits of the pit and the presence of a higher grade gold zone. To the southeast, the 2005 drilling results did not confirm the previous drilling conducted by Geomaque, with only erratic values detected. However, drill hole TF-06 ended in 6.10 m averaging 2.817 g/t gold.

In 2006, Alio conducted an intensive exploration drill program which was based on the analysis of Geomaque’s drilling results, the 2005 Alio drill results, the geological and geochemical data and a structural re-interpretation of the gold mineralization controls within the known deposit. The drilling program consisted of 28 RC and 28 diamond drill holes within three general target areas. The first area covered by the drilling program was the immediate area north and northwest of the existing San Francisco pit, with a particular emphasis placed on drilling in the area covered by the former crusher. The second area covered by the 2006 drilling program was located to the north and south of the La Chicharra pit. The La Chicharra pit was the second pit mined by Geomaque at the Project site and is located west of the San Francisco pit on the other side of a small mountain. The third area covered by the drill program investigated places where direct observations by Alio geologists and previous geological mapping indicated favourable lithology, hydrothermal alteration and geochemical results for the continuation of the mineralization around the existing San Francisco pit.

The 2006 drilling program to the north of the San Francisco pit was considered to be successful, as it confirmed the continuity, both laterally and at depth, of the mineralized intersections known from previous drill holes, in a portion of the Project which comprises the area from Section 880NE to 1040NE, a distance of 160 metres along the main mineralized system and 150 metres following the northwest.

The results of the 2006 drilling in the immediate area of La Chicharra pit confirmed the extension of the gold mineralization in the projected dip direction to the north.

The 2006 exploration drilling around the San Francisco pit was successful in confirming the high-grade intersections encountered by the previous reverse circulation drilling done by Alio. The drilling also confirmed that the gold grades encountered by the reverse circulation drilling may be lower than the true grades which may be encountered during exploitation, but in relation to the potential zone in the immediate area to the northwest, southwest and northeast, the mineralization is very well defined with the existing drilling.

During 2007, Alio conducted field work and exploration drilling to evaluate the extent of the gold mineralization in other zones on the property. This program was primarily concentrated to the north of the existing San Francisco pit limits and to the north of the La Chicharra pit. Forty holes totalling 4,838 m of core drilling were completed in this program which also included 1,327 m of condemnation drilling west of the original leach pads.

In the west pit area a total of 7 drill holes were completed which totalled 972.25 m. The drilling confirmed the continuity of the high grade intersections previously encountered. In the area of the La Chicharra pit a total of 9 drill holes were completed totalling 1,369 m. The results of this drilling extended the strike length by 300 m and confirmed the down dip extension of the La Chicharra deposit to at least 400 m.

Nineteen holes totalling 1,700 m of in-fill drilling were completed in the crusher area and, of this total, 341 m in three drill holes were completed during the 2007 drilling program. This portion of the drilling program was designed to increase the confidence of the previously identified mineralized area by increasing the drilling density to be able to classify this material as a mineral resource. The three new holes did not represent a material change in this area.

Granite and gabbro are exposed along 400 m of the south wall of the San Francisco pit and as these rock types are two of the principal hosts of the gold-bearing veins and veinlets, a total of six drill holes were drilled in this area. The six drill holes totalled 450 m and were drilled to test the down dip extent of the gold mineralization found in this area.

Alio conducted a block model analysis of the San Francisco deposit and identified at least five zones where the drill hole density was not sufficient to satisfy the confidence levels for either an indicated or measured resource. Based on this information, Alio selected the two zones (Southeastern and Polvorines) which were recognized as being the most prospective for upgrading the resources from inferred to an indicated or measured category.

Two drill holes were completed southeast of the present pit adjacent to the waste dumps in order to confirm the presence of gold mineralization intersected by previous operators. Both holes were successful in outlining the gold mineralization further in this area

Two drill holes were drilled southwest of the San Francisco pit in the Polvorines area. The two holes were successful in increasing drill hole density and mineral resource confidence level in this area.

An 11-hole condemnation drilling program totalling 1,327 m was completed in the area west of the present leach pads. An area 500 m by 500 m was identified as being suitable for locating the future heap pads and/or operating facilities.

Between 2008 and 2010, Alio’s exploration programs focused on determining the drill priorities which best achieved its aim of increasing the mineral resources in the areas near the San Francisco and La Chicharra pits, in the area between the two pits and in geochemically anomalous areas along the projection of the San Francisco mineral trend to the northwest. As well, exploration targets to the north of the igneous-metamorphic package were investigated.

During the period from 2008 to the end of July, 2010, a total of 57,753 m in 613 drill holes were completed. Of this total, 48 holes totalling 3,723 m were exploration RAB type holes drilled in the area between the La Chicharra and San Francisco pits and 50 holes totalling 5,207 m were condemnation drilling in the area of the waste piles and new leach pads.

From July, 2010 to June, 2011, 691 RC and core holes were drilled for a total of 94,148 m. These holes were drilled to cover several objectives; most of the RC drilling and the entire core drilling were performed in and around the San Francisco pit and in June, 2011, 36 RC holes totalling 6,170 m were drilled in the northern area of the La Chicharra pit. The RC drilling included 9,817 m in 67 holes of condemnation drilling which covered two areas; the first area was to the south of the existing waste dumps with the second area to the west of the new leach pads. The negative results allowed Alio to expand the existing waste dumps to the south and the negative results to the west of the leach pads allow for this area to be used for the stockpile of the low-grade material.

The drilling conducted within and around the San Francisco pit comprised more than 80% of the drilling undertaken between July, 2010 and June, 2011. Both the RC and core drilling in this area indicated that the mineralization extends along strike, down-dip and occurs in new mineralized zones below of the floor of the designed pit. The results indicated that that additional mineralization occurred beneath the floor of the pit as parallel repetitions of the mineralized zones located in the pit, with a vertical extension of at least 200 m, continuing beyond the current pit limits. Due to the positive results a third core drill was added to the program

Figure 10.4 and Figure 10.5 show cross-section 580 W and 800 W, indicating the parallel zones and extensions of the mineralization beneath the San Francisco pit between July, 2010 and June, 2011.

In the area, north of the La Chicharra pit, 6,170 m of drilling in 36 RC holes identified the extension of the mineral deposit in the down-dip direction for a distance of almost 250 m.

Figure 10.6 show the location of the drilling between July, 2010 and June, 2011 surrounding the San Francisco and La Chicharra pits, including condemnation drilling.

From July, 2011 to June, 2013, 1,464 RC and core holes were drilled for a total of 327,853 m. Most of the drilling was undertaken in and around the San Francisco pit and the La Chicharra pit. The RC drilling included 13,219 m in 62 holes of condemnation drilling and 3,842 m in 20 holes for water monitoring. A further 8 RC holes totalling 107 m were drilled on the low-grade stockpile for grade control.

The drilling conducted within and around the San Francisco and La Chicharra pits comprised more than 92.8% of the drilling undertaken between July, 2011 and June, 2013. Both the RC and core drilling in these areas has identified the extent of the mineralization along strike, as well as the extent down-dip, which remains open. The drilling surrounding the San Francisco and La Chicharra pits has been completed, except for defining the extent of the mineralization to the southeast of the San Francisco pit which remains open along strike and at depth. At the current time, Alio has completed its planned exploration drilling programs. Additional in-fill drilling is necessary to confirm the extension in the up-dip direction from the newly discovered mineral zones identified at the northern extremity of the pit.

The in-fill and exploration holes in and around the San Francisco pit totalled 141,073 m of RC drilling in 650 holes and 10,052 m in 20 core holes. These holes were conducted to confirm and explore the extent of the mineralization at the San Francisco pit. In that regard the program was successful in outlining the extent of the exploration in and around the pit such that drilling was completed at the pit area so that future drilling could be regarded as more of an in-fill drilling exercise rather than true exploration drilling. Figure 10.7 shows the locations of the holes drilled in the San Francisco pit area between July, 2011 and June, 2013.

Figure 10.8 and Figure 10.9 show cross-section 220 W and 480 W, indicating the parallel zones and extensions of the mineralization identified beneath the San Francisco pit between July, 2011 and June, 2013.

Figure 10.4
Cross- Section 580W on the San Francisco Pit

Ref. Line
700 mamsl
600
500
400
300
6.00 @ 0.232
6.00 @ 0.293
7.50 @ 0.810
6.00 @ 0.210
15.00 @ 0.82
46.5 @ 0.640
Graphic Scale
0
100
meters
EXPLANATION
Ore zone
Inferred
Holes Drilled
SAN FRANCISCO PIT AREA
Section 580 W

Figure provided by Alio Gold Inc. for the November, 2011 Technical Report

Figure 10.5
Cross-Section 800W on the San Francisco Pit

700 masl
600
500
400
300
13.50 @ 0.343
3.00 @ 1.940
34.50 @ 0.406
Graphic Scale
0
100
meters
EXPLANATION
Ore zone
Inferred
Holes Drilled
SAN FRANCISCO PIT AREA
Section 800 W

Figure provided by Alio Gold Inc. for the November, 2011 Technical Report

Figure 10.6
July, 2010 to June, 2011 Drill Hole Location Map Around the San Francisco and La Chicharra Pits, including Condemnation Drilling

487,000E
488,000E
489,000E
N
EXPLANATION
RC Drilling
Core Holes
Pit Limit Jun 2010
Graphic Scale
0
500 m.
3'359,000 N
3'358,000 N
3'357,000 N
NEW LEACH PADS
OLD LEACH PADS
PRIMARY CRUSHER
LA CHICHARRA PIT
SAN FRANCISCO PIT
WASTE DUMPS
Regional thrust
WASTE DUMPS 2009-2014
WASTE DUMPS
Precambrian
Jurassic
Figure provided by Alio Gold Inc. for the November, 2011 Technical Report.

Figure 10.7
July, 2011 to June, 2013 Drill Holes Location Map on the San Francisco Pit

Figure 10.8
Cross-Section 220W on the San Francisco Pit

Looking N65°W
700 mamsl
600
500
400
300
TF-2057
TF-3260
TF-3251
TF-3603
TF-3241
TF-3446
TF-3083
TF-3447
Ref. Line
EXPLANATION
Graphic Scale
0
150
meters
Block model
November 2011 Mining & Process Cost $5.21/ton.
September 2013 Mining & Process Cost $7.27/ton.
SAN FRANCISCO PIT
Section 220 W

Figure provided by Alio Gold Inc., Figure dated September, 2013.

Figure 10.9
Cross-Section 480W on the San Francisco Pit

Looking N65°W
San Francisco Pit
600
500
400
300
TF-1463
TF-1470
TF-1712
TF-1478
TF-1343
TF-1402
TF-3104
TF-1401
TF-1456
TFD-146
TF-3301
TF-3186
Ref. Line
EXPLANATION
Graphic Scale
0
150
meters
Block model
November 2011 Mining & Process Cost $5.21/ton.
September 2013 Mining & Process Cost $7.27/ton.
SAN FRANCISCO PIT
Section 480 W

Figure provided by Alio Gold Inc., Figure dated September, 2013.

From July, 2011 to June, 2013, 640 holes totalling 141,314 m, including core and reverse circulation, were drilled in the La Chicharra pit and in the area surrounding the La Chicharra pit. The objectives this were to conduct an in-fill drill program to upgrade the inferred mineral resource in the original block model to measured or indicated resources, and to potentially add to the mineral resources. In this regard, the exploration program was successful in outlining the extent of the mineralization and upgrading the resource estimation at the La Chicharra pit and surrounding area.

The La Chicharra drill campaign for 2011 and a portion of 2012 focused on the area to the north of the existing pit and within the pit. This campaign was generally in-fill drilling to upgrade the existing inferred resource to indicated or measured resources. Based upon this program and the analysis of previous drilling campaign results, the drilling was extended, to the east-southeast and to the west-northwest. In the east-southeast direction, the mineralized zone is spotty and is restricted to narrow intervals with erratic gold values. In general, the results of the programs allowed the resources to be successfully upgraded to indicated and measured resources and for mine planning to be conducted on the results.

Figure 10.10 shows the distribution of the drill holes conducted during the period from July, 2011 to June, 2013 in the La Chicharra pit and in the surrounding area. There was no drilling done, between March 2013 and June 2013 and the dates July, 2011 to June 2013 are meant to cover the periods related to that covered by the Technical Reports, rather than the actual periods where drilling was conducted.

Figure 10.11 and Figure 10.12 illustrates cross-sections 2540W and 2780 W, along with the block model and the limits of the mineralization for 2011 and 2013

Alio has conducted the same 3 types of drilling since 2005 at the San Francisco Project, with percussion rotary air blast (RAB) drilling being used for initial exploration drilling followed by reverse circulation (RC) drilling and diamond core drilling for subsequent follow up work. Where extensions of the known mineralization were expected to be encountered around the San Francisco and La Chicharra pits, only RC and core drilling was conducted from the beginning of the programs. Only RC and core drilling results are used for resource estimation at the mine. Details of the drilling types are contained in Section 10 of this report.

From the beginning of Alio drilling programs in 2005, recoveries of the drilling material have been good, with RAB drilling recoveries being better than 90%, RC drilling recoveries better than 95% and core drilling better than 98%.

During numerous site visits when drilling was being conducted, Micon has not observed any drilling sampling or recovery factors that could have materially impacted the accuracy and reliability of the drilling results obtained by Alio. Micon’s observations of the drilling programs since 2005 all indicated that Alio conducted its drilling programs with industry best practices in mind.

Figure 10.10
Location Drill Map in the La Chicharra Area

3400 W
3300 W
3080 W
2940 W
2780 W
2660 W
2540 W
2300 W
N
Ref. line
Graphic Scale
0
200
meters
LA CHICHARRA PIT
August 2011-March 2013 Drilling

Figure provided by Alio Gold Inc., and dated September, 2013

Figure 10.11
Section 2540W in the La Chicharra Pit

Looking N65°W
La Chicharra Pit
600
500
400
TF-1986
TF-1857
TF-1590
TF-1673
TF-1592
TF-1716
TF-1974
TF-1941
TF-1899
TF-1882
TF-1909
TF-1954
Ref. Line
EXPLANATION
Graphic Scale
0
100
meters
Block model
November 2011 Mining & Process Cost $5.21/ton
September 2013 Mining & Process Cost $7.27/ton
LA CHICHARRA
Section 2540 W

Figure provided by Alio Gold Inc., and dated September, 2013

Figure 10.12
Section 2780W on the La Chicharra Pit

Looking N65°W
La Chicharra Pit
700 masl
600
500
400
TF-1700
TF-1647
TF-1640
TF-1692
TF-1615
TF-1616
TF-1728
TF-2691
TF-2692
TF-2695
TF-2690
TF-1996
Ref. Line
EXPLANATION
Graphic Scale
0
100
meters
Block model
November 2011 Mining & Process Cost $5.21/ton.
September 2013 Mining & Process Cost $7.27/ton.
LA CHICHARRA
Section 2780 W

Figure provided by Alio Gold Inc. and dated September, 2013.

10.4        EXPLORATION AND IN-FILL DRILLING 2014 TO 2015 AT THE SAN FRANCISCO MINE

A total of 6,783.75 m in 63 RC holes were drilled between 2014 and 2015 as part of the San Francisco mine in-fill drilling program on Phase 3, Phase 4 East and Phase 4 down. The aim of both drill programs was to confirm the gold mineralization in the short term mine plan, as well as to reduce the drilling spacing and confirm the mineralization reported by the historical drill holes.

An exploration/in-fill drill program (Phase 5) was executed on the south wall of the San Francisco pit with the aim of exploring the continuity of the gold mineralization below Phase 3. An in-fill drill program on the south wall was also conducted to partly identify the extent of the high grade gold mineralization related to two main structures that could potentially be extracted using underground mining methods. Thirty-one RC holes totalling 4,376.92 m and 20 core holes totalling 2,185.30 m were drilled on south wall of the San Francisco pit.

In 2014, a program of RC condemnation drilling was conducted in 2014 on the western side of the existing leach pads. The program consisted of 21 holes totalling 3,642 m. The assay results for this program did not indicate any economic gold intersections in this area.

Figure 10.13 is a plan view of the various in-fill drilling programs conducted within the San Francisco pit during 2014. Figure 10.14 is a location plan of the RC condemnation drilling.

Figure 10.13
Plan View of the Various 2014 In-fill Drilling Programs within the San Francisco Pit

Drilling on the phase 4
Primary Crusher
N
EXPLANATION
Core Drilling
RC Drilling
Drilling on the phase 3
Core and RC Drilling along south wall on the phase 5
1160 W
880 W
520 W
460 W
440 W
360 W
320 W

Figure provided by Alio Gold Inc. Figure dated February, 2016.

Figure 10.14
Location Plan of the 2014 Condemnation Drilling Program

       10.4.1        2014 In-fill RC Drilling on Phase 3 from Bench 530

A program of 15 RC drill holes were distributed along a strike distance of 160 m spaced every 20 m from Section 660W to Section 820W at the bottom of the San Francisco pit on benches 530 to 536. The program totalled 1,100 m and Table 10.1 summarizes the location and significant assays for the RC drilling on Phase 3 from benches 530 to 536.

Table 10.1
Summary of the Location and Significant Assays for the RC Drilling on Phase 3 from Bench 530 to 536

Drill Hole Number	Depth (m)	Angle	Az	Section Line	North Coordinate	Bench (Elev)	Mineral Drill Intersections
								From (m)	To (m)	True Width (m)	Au g/t
TF-3573	51.82	-70°	205°	680 W	750	536		0.00	12.19	12.19	0.601
							includes	9.14	10.67	1.52	2.021
								15.24	16.76	1.52	0.155
								25.91	27.43	1.52	12.400
								48.77	51.82	3.05	0.368
TF-3574	51.82	-70°	205°	720 W	725	536		25.91	27.43	1.52	0.877
TF-3575	82.30	-70°	205°	820 W	835	536		0.00	1.52	1.52	0.326

Drill Hole Number	Depth (m)	Angle	Az	Section Line	North Coordinate	Bench (Elev)	Mineral Drill Intersections
								From (m)	To (m)	True Width (m)	Au g/t
								16.76	35.05	18.29	1.087
							includes	18.29	19.81	1.52	3.208
								38.10	39.62	1.52	0.154
								42.67	44.20	1.52	0.290
								45.72	48.77	3.05	0.161
								50.29	76.20	25.91	0.305
TF-3576	70.10	-70°	205°	800 W	825	536		7.62	25.91	18.29	0.324
								33.53	39.62	6.10	0.853
								44.20	56.39	12.19	0.249
								60.96	70.10	9.14	0.376
TF-3577	82.30	-70°	205°	820 W	810	536		0.00	35.05	35.05	0.580
								38.10	39.62	1.52	0.118
								41.15	42.67	1.52	0.848
								45.72	48.77	3.05	0.879
							includes	45.72	47.24	1.52	2.022
								53.34	67.06	13.72	0.529
							includes	60.96	62.48	1.52	2.092
								70.10	80.77	10.67	0.486
TF-3578	100.58	-70°	205°	660 W	810	536		0.00	1.52	1.52	0.261
								18.29	19.81	1.52	0.183
								30.48	32.00	1.52	0.171
								91.44	99.06	7.62	1.350
							includes	96.01	97.54	1.52	2.827
TF-3579	100.58	-90°	0°	680 W	815	536		3.05	6.10	3.05	0.302
								22.86	39.62	16.76	2.053
							includes	27.43	28.96	1.52	7.032
							includes	33.53	39.62	6.10	3.378
								45.72	47.24	1.52	0.150
								48.77	56.39	7.62	0.577
								67.06	71.63	4.57	0.351
								77.72	79.25	1.52	0.163
TF-3580	100.58	-70°	205°	700 W	825	536		0.00	3.05	3.05	0.533
								12.19	13.72	1.52	0.139
								15.24	16.76	1.52	0.122
								35.05	36.58	1.52	0.156
								39.62	41.15	1.52	0.127
								44.20	45.72	1.52	0.220
								51.82	76.20	24.38	0.771
							includes	53.34	54.86	1.52	2.498
								94.49	97.54	3.05	0.172
TF-3581	82.30	-70°	205°	720 W	802	536		4.57	6.10	1.52	0.116
								12.19	21.34	9.14	1.647
							includes	12.19	15.24	3.05	5.320
								25.91	30.48	4.57	0.423
								36.58	76.20	39.62	1.236
							includes	42.67	44.20	1.52	5.782
							includes	54.86	57.91	3.05	2.363

Drill Hole Number	Depth (m)	Angle	Az	Section Line	North Coordinate	Bench (Elev)	Mineral Drill Intersections
								From (m)	To (m)	True Width (m)	Au g/t
							includes	59.44	60.96	1.52	4.320
								65.53	68.58	3.05	2.564
TF-3582	91.44	-90°	0°	740 W	825	536		0.00	21.34	21.34	0.628
							includes	18.29	19.81	1.52	3.218
								28.96	30.48	1.52	0.334
								54.86	68.58	13.72	0.378
								74.68	91.44	16.76	0.547
TF-3583	70.10	-70°	205°	760 W	800	536		7.62	9.14	1.52	0.987
								28.96	36.58	7.62	0.698
								41.15	42.67	1.52	1.115
								45.72	70.10	24.38	0.527
							includes	67.06	68.58	1.52	3.546
TF-3584	70.10	-90°	0°	780 W	816	536		0.00	21.34	21.34	1.058
							includes	6.10	7.62	1.52	3.659
							includes	9.14	13.72	4.57	1.469
								24.38	25.91	1.52	0.724
								41.15	42.67	1.52	0.351
								45.72	70.10	24.38	0.491
							includes	68.58	70.10	1.52	2.804
TF-3585	60.96	-70°	205°	800 W	765	536		0.00	22.86	22.86	0.423
								47.24	57.91	10.67	2.166
							includes	51.82	53.34	1.52	10.700
							includes	54.86	57.91	3.05	3.704
TF-3586	42.67	-70°	205°	740 W	732	536		6.10	10.67	4.57	10.903
							includes	6.10	9.14	3.05	16.122
								30.48	33.53	3.05	2.175
							includes	30.48	32.00	1.52	3.005
TF-3587	42.67	-90°	0°	760 W	725	536		10.67	12.19	1.52	0.307
								39.62	41.15	1.52	1.684

Table provided by Alio Gold Inc.

       10.4.2        2014 In-fill RC Drilling on Phase 4 from Bench 650

A drilling program was initiated on Phase 4 with the same objectives as the previous program on benches 530 to 536. The drill program consisted of 27 RC holes totalling 3,547 m which were distributed from Section 280W to Section 740W on bench 650, as indicated in Figure 10.13.

Table 10.2 summarizes the location and significant assays for this drilling. The table contains all of the mineral intersections on Phase 4 east, as this completes the overview of the results from the drilling during November, 2014. The results confirmed that the mineralization is in agreement with the existing block model and results of the July, 2013 resource estimation for that portion of the San Francisco mineral deposit.

Table 10.2
Summary of the Location and Significant Assays for the RC Drilling on Phase 4 from Bench 650

Drill Hole Number	Depth (m)	Angle	Az	Section Line	North Coordinate	Bench (Elev)	Mineral Drill Intersections
								From (m)	To (m)	True Width (m)	Au g/t
TF-3597	121.92	70	205	440W	960	650		15.24	16.76	1.52	0.271
								50.29	51.82	1.52	0.401
								91.44	100.58	9.14	0.410
								106.68	109.73	3.05	0.442
TF-3598	170.69	90	0	280W	900	650		18.29	24.38	6.10	0.201
								35.05	48.77	13.72	0.907
							includes	38.10	39.62	1.52	2.133
								108.20	112.78	4.57	0.941
								126.49	131.06	4.57	0.235
								141.73	149.35	7.62	2.826
							includes	146.30	149.35	3.05	6.451
TF-3599	124.97	70	205	400W	960	650		21.34	22.86	1.52	0.217
								36.58	41.15	4.57	0.312
TF-3600	131.06	70	205	440W	910	650		1.52	22.86	21.34	0.736
							includes	1.52	3.05	1.52	4.025
							includes	13.72	15.24	1.52	3.177
								36.58	38.10	1.52	0.275
								88.39	97.54	9.14	0.332
TF-3601	91.44	70	205	360W	950	650		22.86	24.38	1.52	0.214
								56.39	67.06	10.67	1.506
							includes	62.48	64.01	1.52	8.887
TF-3602	70.10	80	205	320W	850	650		54.86	56.39	1.52	0.265
								65.53	67.06	1.52	0.242
TF-3603	109.73	70	205	360W	860	650		9.14	10.67	1.52	0.225
								16.76	18.29	1.52	2.062
								91.44	94.49	3.05	0.204
								105.16	108.20	3.05	0.325
TF-3604	91.44	90	0	340W	925	650		19.81	24.38	4.57	0.364
								42.67	50.29	7.62	0.422
TF-3605	82.3	70	205	340W	900	650		0.00	3.05	3.05	0.609
								21.34	27.43	6.10	0.464
TF-3606	131.06	70	205	560W	1060	650		9.14	15.24	6.10	0.283
								27.43	28.96	1.52	0.564
								32.00	45.72	13.72	1.019
							includes	33.53	38.10	4.57	2.953
								54.86	59.44	4.57	0.877
								70.10	73.15	3.05	0.623
								88.39	89.92	1.52	0.202
TF-3607	91.44	70	205	540W	1050	650		12.19	21.34	9.14	0.503
								24.38	28.96	4.57	0.688
								39.62	53.34	13.72	0.830
								79.25	80.77	1.52	0.281
TF-3608	100.58	70	205	380W	950	650		19.81	21.34	1.52	0.216

Drill Hole Number	Depth (m)	Angle	Az	Section Line	North Coordinate	Bench (Elev)	Mineral Drill Intersections
								From (m)	To (m)	True Width (m)	Au g/t
								45.72	53.34	7.62	0.262
								77.72	79.25	1.52	0.544
								94.49	96.01	1.52	0.232
TF-3609	94.49	90	0	520W	1050	650		0.00	1.52	1.52	0.294
								12.19	13.72	1.52	0.298
								18.29	47.24	28.96	3.529
							includes	25.91	27.43	1.52	3.149
							includes	41.15	42.67	1.52	37.100
TF-3610	91.44	90	0	600W	1090	650		59.44	88.39	28.96	0.378
TF-3612	170.69	70	205	500W	1060	650		15.24	19.81	4.57	0.222
								24.38	25.91	1.52	0.212
								33.53	35.05	1.52	0.202
								39.62	45.72	6.10	0.269
								53.34	54.86	1.52	0.262
								57.91	59.44	1.52	0.251
								94.49	99.06	4.57	0.411
								114.30	115.82	1.52	0.276
								121.92	124.97	3.05	0.268
								167.64	170.69	3.05	0.314
TF-3614	91.44	75	205	540W	1100	650		24.38	33.53	9.14	0.484
								50.29	53.34	3.05	0.268
								65.53	77.72	12.19	1.979
							includes	68.58	70.10	1.52	4.234
							includes	74.68	76.20	1.52	8.049
TF-3615	124.97	90	0	520W	1075	650		18.29	27.43	9.14	1.258
							includes	22.86	25.91	3.05	3.422
								39.62	53.34	13.72	1.317
							includes	47.24	48.77	1.52	5.302
							includes	50.29	51.82	1.52	2.149
								59.44	60.96	1.52	0.525
								108.20	109.73	1.52	1.311
TF-3616	121.92	85	205	560W	1140	662		45.72	48.77	3.05	0.372
								74.68	80.77	6.10	0.654
								92.96	105.16	12.19	0.976
							includes	97.54	99.06	1.52	4.255
TF-3617	152.4	90	0	680W	1125	650		10.67	12.19	1.52	0.326
								22.86	24.38	1.52	0.536
								79.25	83.82	4.57	1.441
							includes	79.25	80.77	1.52	3.532
								88.39	89.92	1.52	0.429
								91.44	92.96	1.52	0.284
TF-3618	161.54	-70	205°	700W	1150	650		22.86	24.38	1.52	0.232
								28.96	32.00	3.05	0.442
								68.58	83.82	15.24	5.353
							includes	71.63	73.15	1.52	51.600
								89.92	91.44	1.52	0.251

Drill Hole Number	Depth (m)	Angle	Az	Section Line	North Coordinate	Bench (Elev)	Mineral Drill Intersections
								From (m)	To (m)	True Width (m)	Au g/t
								123.44	129.54	6.10	0.446
								138.68	140.21	1.52	0.913
								155.45	161.54	6.10	0.681
TF-3619	210.31	-70	205°	740W	1140	650		77.72	80.77	3.05	0.264
								86.87	92.96	6.10	0.873
							includes	89.92	91.44	1.52	2.281
								96.01	103.63	7.62	0.228
								129.54	132.59	3.05	0.192
								138.68	141.73	3.05	0.967
								160.02	161.54	1.52	0.992
								166.12	181.36	15.24	0.458
TF-3620	219.46	-80	205°	680W	1100	650		7.62	9.14	1.52	0.258
								51.82	53.34	1.52	0.895
								57.91	62.48	4.57	0.947
								65.53	68.58	3.05	0.336
								77.72	82.30	4.57	0.357
								121.92	123.44	1.52	0.669
								129.54	134.11	4.57	0.207
								149.35	152.40	3.05	0.190
								173.74	178.31	4.57	0.366
								195.07	196.60	1.52	0.387
								202.69	204.22	1.52	1.744
TF-3621	131.06	-75	205°	740W	1100	650		36.58	39.62	3.05	1.559
							includes	36.58	38.10	1.52	2.713
								59.44	74.68	15.24	0.313
								83.82	86.87	3.05	1.105
								99.06	103.63	4.57	0.422
								109.73	112.78	3.05	0.865

Table provided by Alio Gold Inc.

       10.4.3        Exploration and In-fill Drilling along the South Wall of the San Francisco Pit, Phase 5

There were two objectives for the drilling program along the south wall of the San Francisco pit with both derived from the proposal to conduct underground mining on certain high grade gold zones which were identified below the design pit shell.

The first program consisted of an RC drilling campaign totalling 4,376.92 m, distributed over 31 holes, to identify if there was sufficient mineralization to justify a pushback of the pit wall in a southerly direction in this area.

The holes were drilled from Section 460W to 1340 W with the spacing dependent on the location of the previous drilling along the south wall. The significant results for this drilling program are summarized in Table 10.3.

In addition to the significant intersections encountered, there are a number of other mineralized intersections identified in the drill holes but they are either low grade intersections or very narrow zones of high grade.

Table 10.3
Summary of the Location and Significant Assays for the RC Drilling on Phase 5 between Sections 880W to 1160W

Drill Hole Number	Depth (m)	Angle	Az	Section Line	North Coordinate	Bench (Elev)	Mineral Drill Intersections
								From (m)	To (m)	True Width (m)	Au g/t
TF-3588	131.06	70	205	600 W	540	669		16.76	18.29	1.52	0.347
								39.62	41.15	1.52	0.323
								70.10	71.63	1.52	0.398
								73.15	74.68	1.52	0.268
								86.87	88.39	1.52	0.838
								112.78	114.30	1.52	0.225
								123.44	124.97	1.52	0.545
TF-3589	109.73	90	0	640 W	540	665		10.67	16.76	6.10	0.742
							includes	12.19	13.72	1.52	3.688
								27.43	28.96	1.52	0.230
								57.91	60.96	3.05	0.865
TF-3590	131.06	90	0	680 W	540	661		1.52	7.62	6.10	0.645
								54.86	59.44	4.57	0.212
								65.53	67.06	1.52	0.206
TF-3591	170.69	90	0	560 W	550	674		22.86	25.91	3.05	0.432
								54.86	65.53	10.67	0.610
							includes	54.86	56.39	1.52	2.724
TF-3592	152.4	90	0	700 W	540	660		62.48	64.01	1.52	0.554
								71.628	76.2	4.57	0.235
								79.25	80.77	1.52	0.417
TF-3593	192.02	90	0	720W	540	657		1.52	4.57	3.05	0.204
								18.29	22.86	4.57	0.223
								73.15	76.20	3.05	0.258
								88.39	99.06	10.67	0.728
							includes	89.92	91.44	1.52	2.878
								105.16	106.68	1.52	0.807
								179.83	182.88	3.05	0.270
TF-3594	140.21	80	205	460W	640	676		16.76	18.29	1.52	0.272
								45.72	59.44	13.72	7.999
							includes	45.72	48.77	3.05	42.587
							includes	53.34	54.86	1.52	2.104
								67.06	70.10	3.05	0.326
								96.01	100.58	4.57	0.317
TF-3595	182.88	75	25	460W	640	676		1.52	3.05	1.52	0.273
								6.10	9.14	3.05	0.293
								18.29	25.91	7.62	0.356
								89.92	108.20	18.29	0.599

Drill Hole Number	Depth (m)	Angle	Az	Section Line	North Coordinate	Bench (Elev)		Mineral Drill Intersections
								From (m)	To (m)	True Width (m)	Au g/t
								129.54	156.97	27.43	1.420
							includes	129.54	131.06	1.52	2.274
							includes	132.59	137.16	4.57	3.585
							includes	150.88	153.92	3.05	2.684
								161.54	164.59	3.05	0.464
								173.74	176.78	3.05	0.748
TF-3596	140.208	90	0	740W	540	656		0.00	1.52	1.52	0.527
								12.19	13.72	1.52	0.233
								38.10	39.62	1.52	0.342
								71.63	73.15	1.52	0.943
								79.25	82.30	3.05	0.430
TF-3611	121.92	90	0	660W	540	663		4.57	6.10	1.52	1.099
								36.58	38.10	1.52	0.351
								45.72	48.77	3.05	0.250
								56.39	62.48	6.10	0.334
TF-3613	131.06	70	25	660W	540	662		13.72	15.24	1.52	0.316
								70.10	73.15	3.05	0.879
								79.25	88.39	9.14	0.377
								109.73	112.78	3.05	0.899
								117.35	120.40	3.05	0.894
								129.54	131.06	1.52	1.695
TF-3622	109.73	-70	205°	1340W	620	662		19.81	21.34	1.52	0.331
								22.86	24.38	1.52	0.203
								30.48	33.53	3.05	0.288
								71.63	73.15	1.52	0.205
								86.87	89.92	3.05	0.320
TF-3623	128.02	-70	25°	620W	540	668		99.06	102.11	3.05	0.418
								105.16	108.20	3.05	0.284
								126.49	128.02	1.52	0.276
TF-3624	121.92	-90	0°	620W	540	668		38.10	39.62	1.52	0.330
								56.39	59.44	3.05	0.278
								73.15	76.20	3.05	0.247
TF-3625	121.92	-85	25°	1300W	610	660		22.86	33.53	10.67	0.289
								59.44	62.48	3.05	0.871
								83.82	85.34	1.52	0.404
								112.78	114.30	1.52	0.551
TF-3626	185.93	-85 651.564	205° 540N	780W	540	652		0.00	7.62	7.62	0.200
								53.34	64.01	10.67	0.321
								67.06	70.10	3.05	0.415
								73.15	76.20	3.05	0.218
								96.01	97.54	1.52	0.228
								115.82	118.87	3.05	0.250
								167.64	169.16	1.52	0.371
TF-3627	100.58	-90 655.65	0° 600N	1260W	600	656		0.00	6.10	6.10	0.206
								24.38	25.91	1.52	0.231

Drill Hole Number	Depth (m)	Angle	Az	Section Line	North Coordinate	Bench (Elev)	Mineral Drill Intersections
								From (m)	To (m)	True Width (m)	Au g/t
								33.53	41.15	7.62	0.640
								44.20	45.72	1.52	0.229
								50.29	51.82	1.52	0.310
								60.96	64.01	3.05	0.275
								73.15	80.77	7.62	1.548
							includes	73.15	74.68	1.52	3.804
								88.39	94.49	6.10	0.303
TF-3631	152.4	-60 659.24	25° 610N	1300W	610	660		19.81	21.34	1.52	0.316
								36.58	39.62	3.05	0.231
								80.77	85.34	4.57	0.298
								89.92	94.49	4.57	0.327
								100.58	103.63	3.05	0.214
								112.78	115.82	3.05	0.265
TF-3632	170.69	-80 648.76	25° 580N	1200W	580	650		0.00	1.52	1.52	0.247
								27.43	30.48	3.05	0.438
								44.20	48.77	4.57	0.208
								71.63	73.15	1.52	0.202
								80.77	88.39	7.62	1.086
							includes	85.34	86.87	1.52	2.490
								131.06	134.11	3.05	1.017
								152.40	153.92	1.52	0.851
TF-3634	170.69	-70 646.22	205° 580N	1180W	580	650		3.05	6.10	3.05	0.303
								33.53	41.15	7.62	2.351
							includes	33.53	36.58	3.05	4.648
								59.44	74.68	15.24	0.604
							includes	59.44	60.96	1.52	2.067
								115.82	118.87	3.05	0.479
								169.16	170.69	1.52	0.227
TF-3636	100.58	-70 713.89	205° 470N	600W	470	712		3.05	4.57	1.52	0.224
								18.29	27.43	9.14	0.205
								36.58	38.10	1.52	0.590
TF-3637	152.4	-70 632.02	25° 540N	1040W	540	632		0.00	1.52	1.52	0.234
								4.57	7.62	3.05	0.384
								18.29	19.81	1.52	0.418
								38.10	44.20	6.10	0.759
							includes	41.15	42.67	1.52	2.296
								68.58	70.10	1.52	0.230
								73.15	74.68	1.52	0.217
								85.34	86.87	1.52	0.448
								147.83	150.88	3.05	0.282
TF-3638	140.21	-70 697.56	25° 450N	840W	450	696		35.05	36.58	1.52	0.569
								44.20	45.72	1.52	0.747
								88.39	89.92	1.52	0.240
								96.01	103.63	7.62	0.270
								126.49	129.54	3.05	0.295

Drill Hole Number	Depth (m)	Angle	Az	Section Line	North Coordinate	Bench (Elev)	Mineral Drill Intersections
								From (m)	To (m)	True Width (m)	Au g/t
								137.16	138.68	1.52	0.498
TF-3639	100.58	-90 703.96	0° 725N	320W	725	704		1.52	4.57	3.05	0.466
								32.00	47.24	15.24	0.610
								65.53	67.06	1.52	0.357
								74.68	77.72	3.05	0.244

								82.30	85.34	3.05	1.394
							includes	82.30	83.82	1.52	2.672
								91.44	94.49	3.05	3.703
							includes	91.44	92.96	1.52	7.253
TF-3640	121.92	-90 692.84	0° 450N	880W	450	692		18.29	19.81	1.52	0.205
								44.20	60.96	16.76	0.684
							includes	56.39	57.91	1.52	3.449

								97.54	99.06	1.52	0.218
								109.73	114.30	4.57	0.268
								120.40	121.92	1.52	0.493
TF-3641	161.54	-70	205°	340W	660	710		33.53	35.05	1.52	0.257
								94.49	96.01	1.52	0.626
								106.68	111.25	4.57	0.361
								129.54	132.59	3.05	0.515
								135.64	140.21	4.57	0.209
								146.30	147.83	1.52	0.591
TF-3642	192.02	-90	0°	920W	440	690		50.29	70.10	19.81	0.368
								97.54	106.68	9.14	0.411
								114.30	118.87	4.57	0.698
								181.36	182.88	1.52	0.206
TF-3643	152.40	-90 649.52	0° 540N	800W	540	650		60.96	73.15	12.19	0.243
								77.72	86.87	9.14	0.487
								91.44	97.54	6.10	0.232

								103.63	105.16	1.52	0.262
								115.82	117.35	1.52	0.793
								124.97	126.49	1.52	0.578
TF-3644	121.92	-70	205°	580W	550	672		53.34	54.864	1.52	0.363
TF-3645	140.21	-90 713.86	0° 470N	600 W	470	712		25.91	27.43	1.52	0.296
								38.1	41.148	3.05	0.209

								80.772	82.296	1.52	0.200
								106.68	108.204	1.52	0.375

Table provided by Alio Gold Inc.

The second program of drilling comprised core holes conducted to explore the continuity of the high grade mineralized zones beneath the existing surface of the south wall and underneath the final pit design. The program was also conducted to identify the possibility of extracting the high grade mineralization using an underground mining method. The core program consisted of 20 holes totalling 2,185.12 m located between Sections 880W and 1160W, all of which were drilled from the southern ramp access to the pit.

Figure 10.15 is the location plan view for the core drilling done on the south wall in November, 2014.

Figure 10.15
Plan View of the November, 2014 Core Drilling Program on the South Wall of the San Francisco Pit

Table 10.4 summarizes the most significant gold intersection for this core drilling.

Table 10.4
Summary of the Location and Significant Assays for the Core Drilling on Phase 5 between Sections 880W to 1160W

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Elev (m.s.n.m)	Section Line	North Coordinate	Mineral Drill Intersections
								From (m)	To (m)	True Width (m)	Au g/t
TFD-152	101.00	-90°	0°	631.69	1000W	525		0.00	1.50	1.50	0.187
								23.50	28.00	4.50	0.525
								35.50	36.50	1.00	0.425
								42.00	57.70	15.70	1.529
							includes	42.00	43.50	1.50	2.065
							includes	46.50	48.00	1.50	5.677
TFD-153	61.80	-70°	205	535.71	960 W	673		9.00	13.50	4.50	5.544
							includes	12.00	13.50	1.50	14.000
								16.50	19.50	3.00	0.432
								25.70	28.30	2.60	1.066
								45.90	50.40	4.50	0.902
								52.70	59.00	6.30	0.818
							includes	57.05	57.55	0.50	2.396

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Elev (m.s.n.m)	Section Line	North Coordinate	Mineral Drill Intersections
								From (m)	To (m)	True Width (m)	Au g/t
TFD-154	71.00	-90°	0°	635.21	960W	523		25.70	26.70	1.00	0.476
								33.50	36.50	3.00	0.362
								39.50	49.50	10.00	1.630
							includes	41.00	45.50	4.50	3.278
								62.00	63.50	1.50	0.199
TFD-155	130.40	-85°	205°	633.03	1060W	559		24.00	27.00	3.00	0.554
								36.00	40.50	4.50	1.067
								43.50	53.50	10.00	1.003
							includes	47.50	50.50	3.00	2.869
								76.50	79.50	3.00	0.704
TFD-156	101	-90°	0°	632.19	1020W	550		6.00	7.50	1.50	2.493
								28.50	31.50	3.00	0.759
								49.50	54.00	4.50	0.650
								60.00	65.00	5.00	0.645
								77.00	81.20	4.20	2.464
							includes	78.50	80.00	1.50	6.668
TFD-157	151.5	-90°	0°	640.22	1120W	556		19.50	21.00	1.50	0.161
								36.00	37.50	1.50	0.194
								40.50	46.50	6.00	0.426
								48.50	51.00	2.50	3.413
							include	48.50	49.50	1.00	4.961
								54.00	55.50	1.50	2.860
								63.50	67.50	4.00	0.479
								144.00	147.00	3.00	0.472
TFD-158	100.80	-90°	0°	632.80	980W	525		25.80	27.30	1.50	0.257
								31.80	43.80	12.00	1.480
							includes	33.30	34.80	1.50	7.758
							includes	37.80	39.30	1.50	2.055
								48.30	49.80	1.50	0.417
								69.30	70.80	1.50	0.295
								81.30	82.80	1.50	0.323
TFD-159	130.80	-85°	25°	644.58	980W	525		13.00	21.00	8.00	0.590
								34.50	40.50	6.00	0.636
								48.00	54.00	6.00	0.249
								79.50	82.50	3.00	0.576
								85.50	87.00	1.50	0.480
								97.50	99.00	1.50	0.220
TFD-160	100.80	-80°	205°	635.32	1080W	550		0.00	9.00	9.00	2.655
							includes	6.00	9.00	3.00	6.236
								46.50	48.00	1.50	1.114
								69.00	72.00	3.00	0.199
								99.00	100.80	1.80	0.251
TFD-161	100.80	-80°	205°	637.01	940W	510		25.80	27.30	1.50	0.452
								33.30	34.80	1.50	0.903
								39.30	40.80	1.50	0.370
								57.30	58.80	1.50	0.208
								75.30	85.50	10.20	0.231
								97.80	100.80	3.00	0.214

Table provided by Alio Gold Inc.

       10.4.4        2015, In-fill RC Drilling Below Phase 4 of the San Francisco Pit

In 2015, after a review of the block model, drill spacing and negative reconciliation on the upper benches (+600 m elevation) of Phase 4, which was approximately a 50 m push back of the north wall of Phase 3 within the San Francisco pit, a drilling program was conducted to test the continuity of the mineralization, as interpreted from the original drilling programs in this area.

The drilling program was based upon a review of the mineral zones as configured by the blast hole patterns for Phase 3, which was depleted in February, 2015. The blast hole patterns indicated that, in this area of the pit, the local mineralization dipped in the opposite direction to the general dip elsewhere in the pit.

As a consequence, a 2,135.12 -m drilling program comprised of 21 holes was conducted to test the dip of the mineralization against the original interpretation for Phase 4. The drilling program confirmed that the dip of the mineralization was as originally outlined and that the mineral zone encountered in Phase 3 was an anomaly.

Table 10.5 summarizes the significant gold intersection for the RC drilling conducted on Phase 4.

Table 10.5
Summary of the Location and Significant Assays for the RC Drilling Below Phase 4 of the San Francisco Pit

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Mine Phase	Bench (Elev)	Mineral Drill Intersections
							From (m)	To (m)	True Width (m)	Au g/t
TF-3646	112.776	-50	205	860W	4B	600	76.20	94.49	18.29	0.818
TF-3647	115.824	-50	205	880W	4B	600	67.05	96.01	28.96	1.006
TF-3648	146.3	-50	205	900W	4B	600	30.48	146.30	115.82	0.832
TF-3649	134.11	-47	205	920W	4B	600	59.44	68.58	9.14	0.379
							94.49	120.39	25.90	0.389
TF-3650	70.1	-90	0	580W	4B	600	9.14	13.72	4.57	0.808
							27.43	33.53	6.10	0.751
							39.62	42.67	3.05	6.351
							64.01	68.58	4.57	0.689
TF-3651	97.54	-72	205	1080W	4B	600	0.00	76.02	76.02	0.606
TF-3652	73.15	-73	205	1100W	4B	600	0.00	4.57	4.57	0.444
							35.05	54.86	19.81	0.443
							62.48	67.06	4.57	0.345
TF-3653	103.63	-58	205	600W	4B	Ramp to Phase 3	1.52	24.38	22.86	0.345
							47.24	102.11	54.86	1.086
TF-3654	123.44	-47	205	620W	4B	Ramp to Phase 3	13.72	28.96	15.24	0.267
							41.15	50.29	9.14	1.941
							73.15	123.44	50.29	0.522
TF-3655	91.44	-62	205	640W	4B	Ramp to Phase 3	3.05	27.43	24.38	0.388
							71.63	91.44	19.81	0.946
TF-3656	60.96	-90	0	660W	4B	Ramp to Phase 3	0.00	15.24	15.24	0.501
							24.38	27.43	3.05	2.157
							48.77	51.82	3.05	0.668
TF-3657	91.44	-90	0	760W	4B	Ramp to Phase 3	0.00	24.38	24.38	0.441
							60.96	79.25	18.29	0.344

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Mine Phase	Bench (Elev)	Mineral Drill Intersections
							From (m)	To (m)	True Width (m)	Au g/t
TF-3658	91.44	-65	205	720W	4B	Ramp to Phase 3	4.57	33.53	28.96	0.318
							44.20	67.06	22.86	0.447
TF-3659	100.58	-90	0	820W	4B	Ramp to Phase 3	0.00	53.34	53.34	0.737
							71.63	86.87	15.24	0.255
TF-3660	115.82	-50	205	940W	4B	600	54.86	92.96	38.10	0.535
TF-3661	67.06	-70	205	1000W	4B	600	54.86	62.48	7.62	0.757
TF-3662	85.34	-60	205	1060W	4B	600	21.34	64.01	42.67	0.305
TF3663	128.16	-55	205	1040W	4B	600	60.96	120.40	59.44	0.622
TF-3664	100.58	-68	205	1000W	4B	600	62.48	92.96	30.48	0.520
TF-3665	115.82	-60	205	980W	4B	600	42.67	53.34	10.67	1.767
							80.77	97.54	16.76	0.432
TF-3666	109.72	-58	205	960W	4B	600	41.15	47.24	6.10	13.405

Table provided by Alio Gold Inc.

10.5        EXPLORATION DRILLING 2014 TO 2015 ON THE SAN FRANCISCO PROPERTY

From July to September, 2014, a total of 18,132 m of RC and RAB drilling was completed on the targets to the north of the San Francisco pit. This drilling included 3 RAB sections over 5 km in length, with RAB drilling on the La Mexicana-Vetatierra corridor, the 1B area and the La Vetatierra target. The 1B area and La Vetatierra targets were drilled using both core and RC equipment. The objective of this drilling was to provide geological evidence for the discovery of a new gold deposit in the area closest to the existing mining operation, that could act as either a satellite pit or standalone operation.

Table 10.6 summarizes the number of drill holes and metres for each type of drilling conducted north of the San Francisco Pit.

Table 10.6
Summary of the Location, Type, Metres Drilled and Number of Drill Holes for the Programs North of the San Francisco Pit

Project	Drill Type	Total Metres	Number of Holes
Sección 1 (3500W)	RAB	2,060.87	52
Sección 2 (4100W)	RAB	1,761.74	53
Sección 3 (4700 W)	RAB	1,725.17	55
1B	RC	8,040.40	57
1B Core	Core	758.7	3
Vetatierra	Core	2,311.3	6
Vetatierra	RC	1,197.86	4
La Mex-La Vet	RAB	3,133.34	69
La Playa	RC	213.36	2

Table provided by Alio Gold Inc.

       10.5.1        RAB Drilling North of the San Francisco Mine

The objective of the RAB drilling was to gain a better understanding of the structural and geochemical controls of the gold mineralization within a 5 km by 2 km structural corridor identified previously by surface mapping, soil sampling and air-magnetic mapping as potentially hosting areas where the flat-lying gold-bearing structures may coalesce into a larger zone.

The RAB drilling program was comprised of 5,547 m distributed in three sections separated in width by 600 m, with drill collars spaced 100 m apart along Section lines 3500W, 4100W and 4700W. The targets tested in this program included low and high magnetic anomalies, gold soils anomalies, low angle shears zones and red colour anomalies on co-alluvial soils. The various mineralized targets tested with the RAB program were La Playa, El Diez, La Mexicana, 1B and La Vann. The average depth of the RAB holes was 35 m intersecting a thickness of alluvial soil varying from 6 to 76 m. An additional 3,133 m were drilled at the La Mexicana-La Vetatierra structural corridor with 69 RAB holes distributed south and northwest of La Mexicana, including holes south of the La Vetatierra. The entire program was contained within a 2,000 by 500 m corridor.

Figure 10.16 shows the location of the RAB drilling along Section lines 3500W, 4100W and 4700W in relation to the San Francisco pit and the northern exploration targets.

Where possible the true width of the mineralization has been reported in this section. However, for areas where the orientation of the deposit or mineralization is still under investigation the tables represent the width of the mineralization intersected in the hole and the true width of the mineralization will be determined during further exploration programs.

Of the 52 RAB drill holes collared on Section 3500W, 19 returned anomalous gold values. The results along Section line 3500W confirmed the potential extension to the west of the mineral intercepts in the 1B area explored with RC holes during 2008, which returned some significant gold assays and trace elements.

Of the 53 RAB drill holes collared on section 4100W, 17 returned anomalous gold values while, of the 55 RAB drill holes collared on section 4700W, 14 returned anomalous gold values.

Figure 10.16
Plan View of the RAB Drilling along Section Lines 3500W, 4100W and 4700W

LA VETATIERRA
485,000 E
488,000 E
N
EXPLANATION
RAB Holes
LA MEXICANA
LAS LOMITAS
LA PLAYA
EL DIEZ
LA TRINCHERA
1A AND 1B
LA VANN
LA PERDIDA
EL SOCORRO
LA ESCONDIDA
Section 4700 W
Section 4100 W
Section 3500 W
TOWN
SAN FRANCISCO PIT
LA CHICHARRA PIT
Graphic Scale
0
2 km.

Figure provided by Alio Gold Inc. Figure dated February, 2016

Table 10.7, Table 10.8 and Table 10.9 summarize the most significant RAB drill intersections along Sections 3500W, 4100W and 4700W.

Table 10.7
Summary of the Most Significant RAB Drill Intersections along Section 3500W

RAB Hole No.	Mineralized Intersection
		From (m)	To (m)	Width (m)	Au g/t
R14-096		4.06	6.09	2.03	0.846
R14-102		18.29	24.38	6.10	0.353
R14-120		4.06	14.22	10.16	0.663
		22.35	30.48	8.13	0.222
R14-133		20.32	30.48	10.16	5.515
	Include	20.32	22.35	2.03	25.900
R14-137		30.48	32.51	2.03	2.010
		50.80	58.93	8.13	0.813

Table provided by Alio Gold Inc.

Table 10.8
Summary of the Most Significant RAB Drill Intersections along Section 4100W

RAB Hole No.	Mineralized Intersection
	From (m)	To (m)	Width (m)	Au g/t
R14-148	12.19	16.26	4.06	0.455
R14-149	12.19	22.35	10.16	0.263
R14-154	16.25	24.38	8.13	1.426
R14-159	28.45	30.48	2.03	0.254
R14-160	14.22	18.29	4.07	3.499
R14-176	6.10	12.19	6.10	0.215

Table provided by Alio Gold Inc.

Table 10.9
Summary of the Significant RAB Drill Intersections along Section 3500W

RAB Hole No.	Mineralized Intersection
	From (m)	To (m)	Width (m)	Au g/t
R14-207	10.16	12.19	2.03	0.531
R14-211	8.13	16.26	8.13	2.500
R14-214	14.22	20.32	6.10	0.278

Table provided by Alio Gold Inc.

Based upon the results of the RAB holes drilled on the section lines, a number of areas were selected for RC follow up drilling, including those located across the projection of the mineralization to the west of the 1B area. The RC drilling focused on exploring the potential continuity of the mineral intersections along strike and down dip, primarily given that the mineral intersections are located between surface and a maximum vertical depth of 60 m for the RAB drilling.

       10.5.2        La Mexicana – Vetatierra RAB Drilling

A total of 3,133.88 m were drilled within the low magnetic and gold soil geochemistry anomaly structural corridor between the La Mexicana Project and La Vetatierra Project. The La Mexicana Project was previously drilled in 2009 and has yielded a series of high grade quartz-tourmaline veins with grades of up to 47 g/t Au. The more recent drilling has demonstrated that the area has the potential to host a bulk minable gold deposit but there is also the potential that it could become a high grade vein style target due the encouraging gold assays results. Currently, Alio is conducting various interpretations of the vein structures to determine if there is a single vein or a set of veins with high grade gold values that may be traceable by core drill holes.

Table 10.10 summarizes the best mineral intersections for the RAB drilling in the corridor between the La Mexicana and La Vetatierra Projects

Table 10.10
Summary of the Significant RAB Drilling Results for the Area Between the La Mexicana and La Vetatierra Projects

RAB Hole Number	Mineralized Intersections
		From (m)	To (m)	Width (m)	Au g/t	Ag g/t
R14-258		6.10	8.13	2.03	0.484	3.5
		28.448	30.48	2.03	1.483	6
R14-260		8.13	14.22	6.10	10.00	43.33
	including	10.16	12.19	2.03	28.00	121
R14-265		14.22	16.26	2.03	1.551	14
R14-295		14.22	18.29	4.06	4.383	1.5
R14-300		30.48	32.51	2.03	1.446	<1
R14-310		14.22	16.26	2.03	1.774	<1
R14-311		32.51	34.54	2.03	3.349	3
R14-312		6.10	8.13	2.03	3.362	44

Table provided by Alio Gold Inc.

       10.5.3        1B Area RC and Core Drilling in 2014

The 1B area is located 3.2 km north of the San Francisco pit. The area explored with RC drilling comprises a quadrangle of approximately 1,000 m by 300 m where geological mapping has indicated there are a pair of shear zones containing gold mineralization at surface. These shear zones are spaced an average of 300 m apart, corresponding to the footwall and hangingwall of a wide shear zone, respectively. A first pass drilling program was initiated in order to form a better understanding of how the gold mineralization is related to the low angle highly oxidized, quartz vein shear zone hosted in granitic rocks.

A total of 9,087.99 m of RC drilling in 65 widely spaced holes were completed north of the main shear zone within an area covered by co-alluvial material, with the goal of following up on the gold mineralization intercepted by the RAB drill holes containing significant assay results close to surface. The gold mineralization intercepted by the drilling is hosted by highly pyritic intervals related to the shear zone and to its hangingwall and footwall. The shear zone is hosted by granite, gabbro, and felsic and mafic gneiss.

Of the 49 RC holes drilled, 29 holes returned significant assays from the view point that this is an early stage exploration program. The significant RC holes are distributed from Section line 3500W towards the east to the 1B Area along section-lines spaced every 100 m.

Table 10.11 summarizes the significant mineral intersections encountered during the 2014 RC drilling program at the 1B Area.

Table 10.11
Summary of Significant 2014 RC Drilling Intersections in the 1B Area

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Mineralized Intersections
						From (m)	To (m)	Width (m)	Au g/t
1B14-001	201.168	205	-60	2900W		1.52	4.57	3.05	1.060
						27.432	38.1	10.67	0.407
						57.912	59.436	1.52	0.121
						185.93	188.98	3.05	0.206
1B14-002	201.168	205	-60	2900W		1.52	3.05	1.52	0.141
						76.20	77.72	1.52	0.100
						94.49	96.01	1.52	0.267
1B14-003	213.36	205	-60	2900W		50.29	53.34	3.05	0.183
						79.25	80.77	1.52	0.108
						96.01	100.58	4.57	0.367
						108.20	109.73	1.52	0.275
						112.78	115.82	3.05	2.020
						121.92	123.44	1.52	0.814
						137.16	138.68	1.52	0.169
1B14-004	204.216	205	-60	2900W		161.54	164.59	3.05	0.298
						170.688	187.452	16.76	0.588
					Including	181.356	185.928	4.57	1.601
						193.548	198.12	4.57	0.173
1B14-005	219.216	205	-60	2800W		9.14	18.29	9.14	0.479
						30.48	51.82	21.34	0.519
					Including	32.004	41.148	9.14	1.000
1B14-006	100.645	0	-90	3600W		6.10	7.62	1.53	1.995
						15.25	18.30	3.05	0.176
						24.40	25.92	1.53	0.113
						27.45	30.50	3.05	0.135

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Mineralized Intersections
						From (m)	To (m)	Width (m)	Au g/t
						36.60	41.17	4.58	0.158
						45.75	47.27	1.53	0.140
						51.85	54.90	3.05	1.244
1B14-007	100.65	0	-90	3600W		7.62	9.15	1.53	0.314
						64.05	73.20	9.15	0.202
						86.92	96.07	9.15	0.241
1B14-008	103.70	0	-90	3600W		6.10	13.72	7.63	0.378
						19.82	21.35	1.53	0.171
1B14-009	100.58	0	-90	3600W		0.00	1.52	1.52	0.203
						12.19	21.33	9.14	0.314

						25.90	27.43	1.52	0.129
						88.39	96.01	7.62	0.306
1B14-010	100.65	0	-90	3600W		10.67	12.20	1.53	0.124
						21.35	25.92	4.58	0.322
						41.17	42.70	1.53	0.285
						45.75	48.80	3.05	0.142
						54.90	59.47	4.58	0.738
1B14-011	106.73	0	-90	3600W		1.52	3.05	1.52	0.454
						47.27	48.80	1.53	0.111
						57.95	59.47	1.53	0.145
						62.52	70.15	7.62	0.475
						77.77	82.35	4.58	0.409
						85.40	86.92	1.53	0.114
1B14-012	100.65	0	-90	3500W		9.15	13.72	4.58	0.162
						28.97	30.50	1.53	0.177

						36.60	38.12	1.53	0.109
						41.17	42.70	1.53	1.580
1B14-013	100.65	0	-90	3500W		24.40	33.55	9.15	2.660
					Including	27.45	32.02	4.57	5.027

						48.80	53.37	4.58	0.134
						56.42	61.00	4.58	0.431
B14-014	100.584	0	-90	3500W		0.00	9.15	9.15	0.264
1B14-015	131.064	0	-90	3400W		21.33	22.86	1.52	1.745
1B14-016	100.58	0	-90	3400W		1.52	4.57	3.05	0.354
						83.87	85.40	1.52	0.204
						89.16	91.44	1.52	0.102
1B14-017	100.58	0	-90	3400W		1.52	4.57	3.05	0.354

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Mineralized Intersections
						From (m)	To (m)	Width (m)	Au g/t
						39.62	41.15	1.52	2.480
1B14-018	100.58	0	-90	3400W		10.67	13.72	3.05	0.224
						77.77	80.82	3.05	0.166
						96.07	97.60	1.53	0.381
1B14-019	106.68	0	-90	3400W		105.22	106.75	1.53	0.210
1B14-020	106.68	0	-90	3400W	NO MINERAL INTERCEPTS
1B14-021	210.31	205	-60	2800W		134.11	137.16	3.05	0.618
						205.74	208.79	3.05	0.114
1B14-022	201.17	205	-60	2800W		88.39	91.44	3.05	1.694
						123.44	131.06	7.62	0.660
						134.11	135.64	1.52	0.209
1B14-023	225.55	205	-60	2800W		3.05	7.62	4.57	0.227
						32.00	33.53	1.52	0.203
						118.87	121.92	3.05	0.348
						124.97	126.49	1.52	0.595
1B14-024	201.17	205	-60	3000W	NO MINERAL INTERCEPTS
1B14-025	219.45	205	-60	3100W		32.00	33.53	1.52	0.397
						132.588	135.636	3.05	0.360
1B14-026	100.58	0	-90	3400W		47.24	48.77	1.52	0.311
1B14-027	100.584	0	-90	3300W	NO MINERAL INTERCEPTS
1B14-028	112.77	0	-90	3300W		19.81	25.91	6.10	0.138
						54.86	79.25	24.38	0.265
					Including	60.96	65.53	4.57	0.463
1B14-029	103.63	0	-90	3300W		0.00	4.57	4.57	0.156
						30.48	33.53	3.05	0.238
						38.10	44.20	6.10	0.493
1B14-030	106.68	0	-90	3300W		15.24	16.76	1.52	0.292
						47.24	48.77	1.52	0.133
1B14-031	201.168	205	-60	3000W		6.10	9.14	3.05	0.264
						80.77	82.30	1.52	0.644
1B14-032	210.32	205	-60	3000W		1.52	4.57	3.05	0.548
						41.15	44.20	3.05	0.183
						126.50	128.02	1.52	1.185
						138.68	143.26	4.57	0.772
						146.30	147.83	1.52	1.029
1B14-033	201.17	205	-60	3000W		30.48	33.53	3.05	0.427

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Mineralized Intersections
					From (m)	To (m)	Width (m)	Au g/t
1B14-034	100.58	0	-90	3100W	NO MINERAL INTERCPTS
1B14-035	109.78	0	-90	3100W	16.76	28.96	12.19	0.155
1B14-036	100.58	0	-90	3300W	4.57	7.62	3.05	0.226
					27.43	28.96	1.52	2.070
					59.44	73.15	13.72	2.538
1B14-037	100.58	0	-90	3200W	0.00	6.10	6.10	0.143
					12.19	16.76	4.57	0.170
1B14-038	106.68	0	-90	3200W	12.19	15.24	3.05	0.176
					32.00	33.53	1.52	0.203
1B14-039	103.63	0	-90	3200W	42.67	48.77	6.10	0.147
					56.38	57.91	1.53	0.341
					62.48	67.06	4.57	0.283
1B14-040	100.58	0	-90	3200W	86.87	94.49	7.62	0.186
1B14-041	100.58	0	-90	3100W	3.05	7.62	4.57	0.221
					33.53	35.05	1.52	0.135
					68.58	70.10	1.52	1.845
					74.68	76.20	1.52	0.114
					79.25	82.30	3.05	0.319
					86.87	89.92	3.05	0.267
					96.01	97.54	1.52	0.672
1B14-042	103.632	0	-90	3100W	25.91	27.43	1.52	0.118
					30.48	36.58	6.10	0.852
					74.68	76.20	1.52	0.177
1B14-043	106.68	0	-90	3400W	36.58	39.62	3.05	0.206
1B14-044	100.58	0	-90	3200W	38.10	45.72	7.62	0.496
1B14-045	100.58	0	-90	3100W	NO MINERAL INTERCPTS
1B14-046	100.58	0	-90	3100W	NO MINERAL INTERCPTS
1B14-047		0	-90	3100W	NO MINERAL INTERCPTS
1B14-048	106.68	0	-90	3200W	4.57	6.10	1.52	0.179
					24.38	25.91	1.52	0.139
					45.72	47.24	1.52	0.359
					60.96	62.48	1.52	0.421
					67.06	68.58	1.52	0.179
1B14-049	100.584	205	-70	3200W	30.48	32.00	1.52	0.368
					45.72	51.82	6.10	0.249
					57.91	60.96	3.05	0.673

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Mineralized Intersections
					From (m)	To (m)	Width (m)	Au g/t
					64.01	68.58	4.57	0.241
					86.87	88.39	1.52	0.150
					94.49	96.01	1.52	0.225

Table provided by Alio Gold Inc.

In 2014, 3 core holes were drilled within the 1B area. The holes were collared with the objective of confirming the higher grades intercepted by the previous RC drill holes and to obtain a better understanding of the geological and structural controls for the mineralization.

Hole 1BD14-001 was collared on Section 3500W to probe the high grade mineralization encountered by RAB and RC drilling. The mineralization was not intercepted by drilling and it is believed that mineralization is pinching out at depth.

Hole 1BD14-002 was collared on Section 3300W to test the low grade mineralization encountered by hole 1B14-028. Its purpose was to test the hypothesis that there was the possibility of some loss of gold with RC drilling and that core drilling may result in a higher grade. The second objective was to intercept the possible feeder zone of the high grade mineralization intercepted by drill hole 1B14-036. The grade of the mineralization intercepted is very similar in both holes, so there appears to be no gold lost in the RC drilling. The possible feeder zone was not located in the hole.

On Section 2800W, hole 1BD14-003 was collared 50 m north of the RC hole 1B14-005 to intercept the down dip projection of gold mineralization. This hole intercepted 11.10 m grading 0.627 g/t Au, which corresponds to the down dip projection of the mineralization intercepted by RC drill hole 1B14-005.

Table 10.12 summarizes the significant assay results from the three 2014 core holes within the 1B area.

Table 10.12
Summary of the Significant Assay Results for the Three Core Holes Drilled in the 1B Area

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Mineralized Drill Intersections
						From (m)	To (m)	Width (m)	Au g/t
1BD14-001	299	-70	205	3500W		6.75	11.00	4.25	0.163
						111.45	114.7	3.25	0.186
1BD14-002	263	-70	205	3300W		18.00	21.00	3.00	0.137
						49.50	74.00	24.50	0.218
						191.5	193	1.50	0.176
1BD14-003	196.7	-60	205	2800W		0.00	2.00	2.00	0.998
						15.20	16.70	1.50	0.112
						45.00	45.70	0.70	0.653
						48.50	50.00	1.50	0.231
						67.70	70.70	3.00	0.193
						74.60	85.70	11.10	0.627
					including	76.30	80.05	3.75	1.491

Table provided by Alio Gold Inc.

A closer-spaced drilling program, approximately 50 m by 25 m apart, within an area 200 m long by 100 m wide was scheduled to the east of the 1B area where the holes 1B14-005 and TF-048 intercepted gold mineralization close to surface. The objective of this second round of drilling was to determine if the mineralization could be of sufficient grade to potentially host a satellite open pit, heap leach deposit which could feed the San Francisco mine operation. The drill program was not completed due an in-pit drilling program at the San Francisco pit which was deemed to be a higher priority program.

However, 13 RC holes totalling 2,419.64 m were drilled in an area of 120 by 100 m to the north and on east side of the 1B14-005. The best gold interceptions were in drill hole 1B14-051 grading 2.025 g/t over 4.57 m, drill hole 1B14-057 grading 1.506 g/t Au over 9.14 m including 4.160 g/t Au over 3.05 m, and 2.469 g/t Au over 4.57 m including 7.102 g/t Au over 1.524 m, and in drill hole 1B14-068 with 1.553 g/t Au over 7.62 m including 3.481 g/t Au over 3.05 m.

Figure 10.17 is a plan view of the RAB, RC and core drilling conducted in the 1B area

Figure 10.17
Plan View of the RAB, RC and Core Drilling Conducted in the 1B Area

The drilling conducted to date does not appear to have identified a bulk low grade gold deposit that could be mined by open pit methods at the 1B area. However, some of the area is still open to testing and some high grade structural zones are still open in the area as well.

The mineralization identified to date occurs as fine grained gold disseminationed in what seems be highly pyritic structural zones. The pyrite content is very high and the gold may be associated with these high sulphur zones, in addition to a local quartz pyrite and rare quartz tourmaline veins. Occurrence of the gold mineralization is most likely similar to the La Chicharra deposit rather than the San Francisco deposit. At the La Chicharra deposit, the gold mineralization is related to a confined, moderately dipping structural zone with a high iron oxide content that may occur after pyrite deposition and some of the ore may be supergene gold enrichment.

Further work will be necessary to fully understand the nature and extent of the mineralization at the 1B area.

       10.5.4        Vetatierra Area

The Vetatierra Project is located approximately 8 km north of the San Francisco mine. The geology is dominated by detrital sediments of the El Represo Formation intruded by small stocks of fine grain diorite and diorite dikes. The diorite stock covers an area of 600 m by 200 m oriented to the northeast. The contacts between the sediments and diorite intrusions developed an alteration halo forming metamorphic rocks containing low grade gold mineralization.

Core and RC drilling was conducted in an area 1.2 km by 0.3 km oriented to the northeast, to test the surface gold mineralization encountered within and around the dioritic stocks. The gold mineralization at La Vetatierra is related to quartz-tourmaline, quartz-tourmaline-pyrite and quartz-pyrite veins and veinlets. The initial rock chip samples collected at the Project returned significant gold values. Sample 4601 returned the highest gold value of 29.56 g/t Au, 27.1 g/t Ag and 0.35% Pb and sample 4857 yielded 1.0 g/t Au, 905.5 g/t Ag, 3.63% Pb. Chip channel sampling on trenches over the dioritic stock returned significant gold values, including 10 m grading 6.01 g/t Au and 4.63 g/t Ag, including 2 m of 26.61 g/t Au and 2.52 g/t Ag, and 44 m grading 0.39 g/t Au and 1.92 g/t Ag.

The first phase of the drilling program comprised 6 core holes totalling 2,311.3 m and 4 RC holes totalling 1,197.86 m strategically distributed along the dioritic stock and its alteration halo. The first core hole, VT14-001, intersected multiple mineralized intervals confirming the down dip projection of the surface gold values. However, both lower gold grades and narrower intervals were intersected, although the alteration in the diorite and the metasedimentary sequence looks impressive, with sericite, pyrite, magnetite, and quartz and quartz-tourmaline veins among others encountered. The most significant mineralized interval is contained within hole VT14-002 which graded 1.286 g/t Au over 33.85 m, including 1.879 g/t Au over 22.40 m or 3.260 g/t Au over 12.50 m.

Additional RC holes, VTRC14-001 and VTRC14-004, were collared 50 and 100 m apart to the southwest of hole VT14-002. Drill holes VTRC14-002 and VTRC14-003 were collared 50 m northeast of hole VT14-002 along the same section, to follow up the immediate down and up dip projection of the gold intersections detected by VT14-002. Holes VTRC14-001, 002 and 003 all intercepted the gold mineralization, although with different and more intermittent grades.

Judging from the section drilled at the La Vetatierra Project, the mineralization is most likely an open quartz tourmaline and quartz-pyrite stockwork hosted by the fine grain diorite stock. Therefore, at this time, the interpretation of the mineralized zones is difficult and remains to be determined, although the main mineralized zones tend to be flat and gently dipping to the south.

Table 10.13 summarizes the significant core intersections from the 2014 drilling program at the Vetatierra Project.

Table 10.13
Summary of the Significant 2014 Core Intersections at the Vetatierra Program

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Mineral Drill Intersections
						From (m)	To (m)	Width (m)	Au g/t	Ag g/t
VT14-001	539.1	205	-60			16.50	21.00	4.50	0.199	1.996
						25	30	5.00	0.386	0.945
						44	44.5	0.50	0.595	2.280
						54	57	3.00	0.451	3.878
						76.5	78	1.50	0.329	1.770
						106.5	109	2.50	0.401	4.674
						114	114.5	0.50	0.154	3.830
						121.4	122.3	0.90	0.266	7.150
						132.8	139.5	6.70	0.750	2.691
					including	138	139.5	1.50	2.490	6.883
						163.55	168.75	5.20	0.394	4.395
						175.4	175.9	0.50	0.139	2.410
						180	183	3.00	0.330	7.900
						186.1	187.4	1.30	0.140	9.620
						191.8	196	4.20	0.112	2.152
						234	234.9	0.90	2.580	49.400
						255	256.5	1.50	0.220	3.090
						285.3	292.4	7.10	0.380	5.297
						303.1	305.35	2.25	0.947	19.230
						308.35	309.85	1.50	0.223	5.280
						312.85	318.35	5.50	0.189	1.807
						328	333.9	5.90	0.109	1.603
						348.5	350	1.50	0.671	10.650
						353	359	6.00	0.146	7.388
						369.8	370.75	0.95	0.215	4.000
						390.2	390.7	0.50	0.255	8.880
						397	397.5	0.50	1.395	1.530
						409.5	412.5	3.00	0.347	1.950
						438	438.8	0.80	1.075	13.900
						484.7	485.2	0.50	0.522	4.630
						534	535.5	1.50	0.666	1.390
VT14-002	352.9	205	-60			13.50	18.00	4.50	0.147	1.172
						21.00	25.50	4.50	0.614	0.600

						33.90	36.80	2.90	0.130	0.576
						58.15	58.90	0.75	0.544	3.340

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Mineral Drill Intersections
						From (m)	To (m)	Width (m)	Au g/t	Ag g/t
						76.10	77.20	1.10	0.323	2.130
						92.50	94.50	2.00	0.119	1.180
						115.50	149.35	33.85	1.286	1.599
					including	115.50	137.90	22.40	1.879	1.960
						121.50	134.00	12.50	3.260	2.600
						155.20	158.85	3.65	0.140	1.691
						178.00	188.60	10.60	0.221	0.647
						184.50	185.15	0.65	1.575	1.920
						187.30	188.60	1.30	0.218	1.930
						198.40	207.75	9.35	0.218	11.050
					including	201.25	201.75	0.50	0.551	69.100
						230.40	242.30	11.90	0.479	1.929
						245.30	246.80	1.50	1.745	18.250
VT14-003	340.4	205	-60			37.50	39.00	1.50	1.485	0.390
						40.50	41.10	0.60	0.261	0.460
						75.20	78.00	2.80	0.126	9.580
VT14-004	414	205	-60			4.50	6.50	2.00	8.640	1.590
						15.55	16.65	1.10	0.105	1.800
						28.10	29.45	1.35	2.180	2.310
						35.75	36.95	1.20	0.126	0.270
						118.95	120.20	1.25	0.147	1.230
						132.65	134.15	1.50	0.284	2.000
						145.00	146.50	1.50	0.101	1.020
						161.30	162.40	1.10	0.465	1.730
						164.28	165.75	1.47	0.164	1.840
						167.15	168.50	1.35	0.153	0.400
						184.00	187.00	3.00	0.119	0.500
						211.50	213.00	1.50	0.111	0.800
						219.10	220.60	1.50	0.384	0.800
						223.50	225.00	1.50	0.160	0.500
						225.70	226.50	0.80	0.211	0.400
						232.80	233.60	0.80	0.110	1.800
						240.50	241.95	1.45	0.771	1.800
						266.00	267.50	1.50	0.100	1.100
						273.50	274.00	0.50	0.110	0.500
						277.00	278.50	1.50	0.263	0.300
						281.00	290.00	9.00	0.141	1.248

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	Mineral Drill Intersections
					From (m)	To (m)	Width (m)	Au g/t	Ag g/t
					299.00	299.50	0.50	0.498	2.400
					304.00	305.40	1.40	0.296	4.900
					310.30	311.00	0.70	0.602	0.500
					314.55	315.65	2.00	0.398	25.800
					323.85	325.50	1.65	0.645	18.600
					384.50	385.50	1.00	0.207	0.800
VT14-005	392.4	165	-60		9.00	10.20	1.20	0.122	0.400
					24.10	32.00	7.90	0.282	0.539
					40.10	41.60	1.50	0.103	1.200
					76.90	78.40	1.50	0.112	0.400
					86.85	90.95	4.10	0.538	0.654
					110.45	113.85	3.40	0.133	1.656
					136.60	138.25	1.65	1.141	1.400
					143.80	144.50	0.70	0.737	2.100
					153.50	155.00	1.50	6.126	0.400
					157.40	163.60	6.20	0.381	0.900
					162.00	163.60	1.60	1.274	3.578
					172.00	176.50	4.50	0.163	5.500
					215.10	216.60	1.50	1.280	2.800
					236.00	238.80	2.80	1.967	2.321
VT14-006	272.5	205	-60		8.25	9.10	0.85	0.218	5.200
					27.70	29.40	1.70	0.166	3.000
					60.50	62.50	2.00	0.260	1.200
					76.35	77.40	1.05	0.238	1.300
					89.80	95.45	5.65	0.291	7.800
					108.15	108.90	0.75	0.478	5.400
					123.05	124.65	1.60	0.112	0.700
					136.50	138.00	1.50	0.555	3.400
					171.00	172.50	1.50	0.725	10.400
					175.50	177.40	1.90	0.386	8.200

Table provided by Alio Gold Inc.

Table 10.14 summarizes the significant RC intersections from the 2014 drilling program at the Vetatierra Project.

Table 10.14
Summary of the Significant 2014 RC Intersections at the Vetatierra Program

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	RC Mineralized Interval
						From (m)	To (m)	Width (m)	Au g/t
VTRC14- 001	316.992	205	-60			10.67	12.19	1.52	0.304
						41.15	45.72	4.57	0.994
						50.29	51.82	1.52	0.223
						57.91	59.44	1.52	0.138
						73.15	77.72	4.57	0.122
						86.87	91.44	4.57	0.180
						94.49	97.54	3.05	1.163
						112.78	114.30	1.52	0.179
						118.87	129.54	10.67	0.164
						144.78	152.40	7.62	1.384
					including	149.35	150.88	1.52	6.129
						158.50	160.02	1.52	0.473
						163.07	167.64	4.57	0.248
						172.21	188.98	16.76	0.232
						195.07	199.64	4.57	0.112
						202.69	204.22	1.52	0.529
						208.79	213.36	4.57	0.184
						219.46	220.98	1.52	0.410
						231.65	236.22	4.57	0.150
						263.65	265.18	1.52	0.156
VTRC14- 002	326.136	205	-60			4.57	6.10	1.52	0.149
						18.29	19.81	1.52	0.224
						25.91	27.43	1.52	0.129
						39.62	41.15	1.52	0.117
						44.20	45.72	1.52	0.158
						50.29	53.34	3.05	3.854
					including	50.29	51.82	1.52	7.597
						57.91	73.15	15.24	0.126
						80.77	83.82	3.05	0.177
						88.39	91.44	3.05	0.141
						94.49	102.11	7.62	0.412
						106.68	108.20	1.52	0.181
						111.25	118.87	7.62	0.458
						123.44	132.59	9.14	0.945
						138.68	149.35	10.67	0.203

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	RC Mineralized Interval
						From (m)	To (m)	Width (m)	Au g/t
						163.07	164.59	1.52	0.161
						170.69	172.21	1.52	0.131
						224.03	227.08	3.05	1.564
					including	224.03	225.55	1.52	2.957
						275.84	281.94	6.10	0.338
						284.99	286.51	1.52	0.149
VTRC14- 003	301.75	0	-90			3.05	7.62	4.57	0.106
						24.38	25.91	1.52	0.200
						32.00	33.53	1.52	0.105
						38.10	41.15	3.05	0.684
						47.24	48.77	1.52	0.221
						59.44	94.49	35.05	0.331
					including	59.44	71.63	12.19	0.211
						74.68	76.20	1.52	0.180
						77.72	79.25	1.52	0.243
						83.82	94.49	10.67	0.752
						99.06	102.11	3.05	0.281
						105.16	106.68	1.52	0.196
						112.78	114.30	1.52	0.104
						117.35	132.59	15.24	0.260
						143.26	156.97	13.72	0.303
						160.02	161.54	1.52	0.192
						172.21	173.74	1.52	2.961
						193.55	196.60	3.05	0.173
						199.64	201.17	1.52	0.125
						208.79	211.84	3.05	0.168
						231.65	233.17	1.52	0.246
						246.89	249.94	3.05	0.391
						256.03	257.56	1.52	0.136
						265.18	268.22	3.05	0.166
						277.37	280.42	3.05	0.300
						284.99	286.51	1.52	0.101
						294.13	301.75	7.62	0.420
VTRC14- 004	301.75	205	-60			21.34	24.38	3.05	0.159
						53.34	54.86	1.52	0.114
						56.39	60.96	4.57	0.114
						77.72	79.25	1.52	0.186

Drill Hole Number	Depth (m)	Angle (°)	Azimuth (°)	Section Line	RC Mineralized Interval
					From (m)	To (m)	Width (m)	Au g/t
					94.49	96.01	1.52	0.139
					100.58	103.63	3.05	0.429
					114.30	117.35	3.05	0.173
					128.02	132.59	4.57	0.368
					141.73	143.26	1.52	0.109
					149.35	150.88	1.52	0.443
					155.45	160.02	4.57	0.483
					195.07	201.17	6.10	1.096
					217.93	219.46	1.52	0.107
					227.08	228.60	1.52	0.102
					239.27	240.79	1.52	0.889

Table provided by Alio Gold Inc.

Figure 10.18 is a plan view of the 2014 RC and core drilling and geology at the Vetatierra Project.

Figure 10.18
Plan View of Geology and the 2014 RC and Core Drilling at the Vetatierra Project

10.6        IN-FILL DRILLING JULY, 2016 TO MARCH, 2017 AT THE SAN FRANCISCO PROJECT

From July, 2016 to March, 2017, 13,877 m distributed in 101 holes of RC in-fill drilling were collared in 3 different zones within the current San Francisco mine operations. The holes were distributed as follow:

  San Francisco Phase 5: 10,456 m in 54 RC holes.
  La Chicharra satellite north and north west pit: 2,487 m in 32 RC holes.
  Las Barajitas Pits: 934 m in 15 RC holes.

An in-fill drill program was carried out on Phase 5of the San Francisco pit with objective to confirm and test the continuity mineralization reported by the historical Geomaque drilling, and to reduce the drilling spacing along the sections. Phase 5 is approximately a 70 m push back of the north wall of Phase 4 within the San Francisco pit.

The RC holes were systematically spaced on 20 m sections using the ore mine polygons as a reference, to understand the behaviour of the mineralization along its projection down-dip into pit Phase 5. The spacing of the previous drill holes, the amount of historical drilling on the sections and the possibility of increasing the reserves and reducing the waste in the mining phase were all taken into account when positioning the in-fill holes

The Las Barajitas drill program was conducted to in-fill the drilling for 2 small pit designs located southeast of the San Francisco pit. A total of 15 drill holes were collared to test the continuity of gold mineralization and reduce the drill spacing on the sections.

A total of 32 RC holes were drilled on the 2 satellite pits located north and northwest of the main La Chicharra pit. The in-fill drilling was conducted to reduce the drilling space between the holes along the sections and to confirm the ore zone interpretations.

The July, 2016 to March, 2017 in-fill drill program confirmed the continuity of the gold mineralization in the 3 areas (San Francisco Mine, La Chicharra and Las Barajitas pits). The San Francisco and Las Barajitas pits are currently in operation and the La Chicharra was scheduled to start operating in April, 2017.

Table 10.15 summarizes the significant gold intersection for the RC drilling conducted on the San Francisco Phase 5, Las Barajitas and La Chicharra pits.

Table 10.15
Summary of the Location and Significant Assays for the RC Drilling between July, 2016 and March, 2017

Drill Hole Number	Depth (m)	Angle (0)	Az (0)	Section Line	Mine Phase	Bench (Elev)	Mineral Drill Intersections
							From (m)	To (m)	True Width (m)	Au (g/t)
TF-3668	263.652	-50	205	880W	Phase 5	632	131.06	138.68	7.62	1.580
							155.45	178.31	22.86	0.760
							211.84	233.17	21.34	0.401
TF-3669	263.652	-50	205	900W	Phase 5	632	205.74	237.74	32.00	2.238
							248.41	252.98	4.57	1.275
TF-3670	251.46	-50	205	920W	Phase 5	632	140.21	152.40	12.19	0.670
							193.55	225.55	32.00	0.756
TF-3671	262.128	-50.00	205	940W	Phase 5	632	70.10	82.30	12.19	1.011
							160.02	164.59	4.57	0.981
							222.50	231.65	9.14	0.534
TF-3673	195.07	-50	205	1000W	Phase 5	632	172.21	182.88	10.67	1.143
TF-3674	164.592	-45	205	1020W	Phase 5	632	25.91	30.48	4.57	1.454
							41.15	48.77	7.62	0.554
							144.78	149.35	4.57	0.941
							161.54	164.59	3.05	1.068
TF-3675	243.84	-50	205	1040W	Phase 5	632	73.15	82.30	9.14	1.456
							96.01	100.58	4.57	1.168
							138.68	144.78	6.10	0.971
							156.97	163.07	6.10	0.872
							181.36	188.98	7.62	1.275
							192.02	202.69	10.67	0.624
							233.17	239.27	6.10	1.229
TF-3676	207.264	-60	205	1060W	Phase 5	632	74.68	79.25	4.57	1.570
							118.87	147.83	28.96	0.909
							182.88	190.50	7.62	1.195
TF-3677	207.264	-60	205	1080W	Phase 5	632	97.54	112.78	15.24	0.612
							117.35	149.35	32.00	0.416
							188.98	207.26	18.29	0.895
TF-3678	185.928	-50	205	1100W	Phase 5	632	102.11	109.73	7.62	0.687
							114.30	117.35	3.05	0.575
TF-3679	201.168	-45	205	1140W	Phase 5	632	54.86	59.44	4.57	1.943
							111.25	115.82	4.57	0.515
TF-3680	173.736	-85	205	980W	Phase 5	632	57.91	62.48	4.57	0.746
							143.26	167.64	24.38	0.736

Drill Hole Number	Depth (m)	Angle (0)	Az (0)	Section Line	Mine Phase	Bench (Elev)	Mineral Drill Intersections
							From (m)	To (m)	True Width (m)	Au (g/t)
TF-3682	121.92	-70	205	1220W	Phase 5	648	47.24	53.34	6.10	0.490
TF-3683	164.592	-55	205	960W	Phase 5	578	32.00	35.05	3.05	1.072
							86.87	92.96	6.10	0.882
TF-3684	182.88	-50	205	780W	Phase 5	578	62.48	70.10	7.62	0.524
							156.97	164.59	7.62	0.477
TF-3685	304.8	-70	205	780W	Phase 5	578	39.62	45.72	6.10	0.508
							67.06	79.25	12.19	0.472
							192.02	199.64	7.62	1.118
							205.74	213.36	7.62	1.214
							236.22	260.60	24.38	2.508
							272.80	280.42	7.62	1.068
TF-3686	160.02	-55	205	760W	Phase 5	578	67.06	74.68	7.62	0.332
TF-3687	252.984	-50	205	740W	Phase 5	578	92.96	102.11	9.14	0.409
							108.20	114.30	6.10	0.530
TF-3688	240.792	-70	205	740W	Phase 5	578	185.93	193.55	7.62	0.875
							224.03	240.79	16.76	0.485
TF-3689	252.984	-60	205	720W	Phase 5	578	57.91	67.06	9.14	0.845
							88.39	91.44	3.05	1.451
							121.92	143.26	21.34	0.588
							190.50	193.55	3.05	1.770
							219.46	252.98	33.53	0.998
TF-3690	252.984	-45	205	720W	Phase 5	578	56.39	60.96	4.57	2.804
							156.97	170.69	13.72	0.348
							216.41	222.50	6.10	2.036
							228.60	236.22	7.62	1.610
TF-3691	252.984	-50	205	700W	Phase 5	578	64.01	67.06	3.05	0.512
							149.35	163.07	13.72	0.529
							184.40	213.36	28.96	1.230
							230.12	233.17	3.05	1.083
							240.79	243.84	3.05	1.003
TF-3692	298.704	-50	205	680W	Phase 5	578	106.68	109.73	3.05	13.900
							137.16	140.21	3.05	1.764
							149.35	152.40	3.05	1.141
							192.02	201.17	9.14	0.472
							208.79	216.41	7.62	1.143
							268.22	283.46	15.24	0.592

Drill Hole Number	Depth (m)	Angle (0)	Az (0)	Section Line	Mine Phase	Bench (Elev)	Mineral Drill Intersections
							From (m)	To (m)	True Width (m)	Au (g/t)
TF-3693	240.792	-45	205	660W	Phase 5	578	0.00	3.05	3.05	0.966
							143.26	149.35	6.10	2.313
							164.59	170.69	6.10	2.297
							202.69	210.31	7.62	1.270
							213.36	216.41	3.05	0.621
							228.60	239.27	10.67	0.632
TF-3694	210.312	-45	205	620W	Phase 5	578	65.53	83.82	18.29	0.494
							103.63	106.68	3.05	1.400
							158.50	169.16	10.67	0.683
							192.02	205.74	13.72	1.085
TF-3695	201.168	-70	205	580W	Phase 5	Ramp	73.15	83.82	10.67	0.409
							115.82	120.40	4.57	1.065
							141.73	163.07	21.34	1.738
							179.83	201.17	21.34	1.720
TF-3696	207.264	-65	205	800 W	Phase 5	Ramp	22.86	44.20	21.34	0.770
							172.21	181.36	9.14	1.252
							185.93	202.69	16.76	0.504
TF-3697	201.168	-60	205	840 W	Phase 5	Ramp	65.53	76.20	10.67	0.587
							83.82	106.68	22.86	1.857
							144.78	155.45	10.67	0.448
							184.40	195.07	10.67	0.328
TF-3698	152.4	-90	0	840 W	Phase 5	Ramp	10.67	16.76	6.10	0.298
							27.43	39.62	12.19	0.852
							140.21	149.35	9.14	0.777
TF-3699	231.648	-70	205	640 W	Phase 5	Ramp	39.62	42.67	3.05	4.177
							51.82	57.91	6.10	0.619
							153.92	220.98	67.06	0.636
TF-3700	192.024	-55	205	640 W	Phase 5	Ramp	32.00	35.05	3.05	0.282
							38.10	62.48	24.38	0.667
							138.68	152.40	13.72	2.196
							156.97	163.07	6.10	0.555
							184.40	188.98	4.57	0.655
TF-3701	152.4	-90	0	680 W	Phase 5	494	41.15	54.86	13.72	1.714

Drill Hole Number	Depth (m)	Angle (0)	Az (0)	Section Line	Mine Phase	Bench (Elev)	Mineral Drill Intersections
							From (m)	To (m)	True Width (m)	Au (g/t)
							123.44	132.59	9.14	0.507
TF-3702	103.632	-75	205	700 W	Phase 5	494	24.38	32.00	7.62	0.703
							41.15	44.20	3.05	1.015
							48.77	60.96	12.19	0.313
TF-3703	170.688	-90	0	740 W	Phase 5	494	6.10	18.29	12.19	0.661
							36.58	39.62	3.05	1.679
							53.34	57.91	4.57	0.295
							71.63	77.72	6.10	2.911
							83.82	86.87	3.05	0.948
TF-3704	225.552	-50	205	780 W	Phase 5	Ramp	27.43	41.15	13.72	0.750
							96.01	99.06	3.05	0.576
							105.16	131.06	25.91	0.406
							138.68	143.26	4.57	0.598
							149.35	163.07	13.72	0.454
							167.64	170.69	3.05	2.858
							193.55	196.60	3.05	19.298
TF-3705	225.552	-55	205	740 W	Phase 5	Ramp	32.00	39.62	7.62	0.479
							62.48	65.53	3.05	3.462
							111.25	115.82	4.57	0.428
							185.93	195.07	9.14	1.606
TF-3706	201.168	-50	205	900 W	Phase 5	Ramp	0.00	9.14	9.14	0.507
							27.43	44.20	16.76	0.344
							53.34	64.01	10.67	0.556
							74.68	89.92	15.24	0.419
							96.01	103.63	7.62	0.402
							175.26	179.83	4.57	1.032
TF-3708	152.4	-55	205	880 W	Phase 5	494	0.00	4.57	4.57	1.054
							30.48	53.34	22.86	0.410
							64.01	67.06	3.05	3.206
							112.78	123.44	10.67	0.600
TF-3709	115.824	-60	205	920 W	Phase 5	494	15.24	21.34	6.10	0.492
							56.39	62.48	6.10	1.165
TF-3710	103.632	-60	205	960 W	Phase 5	Ramp	91.44	97.54	6.10	0.433
							86.87	92.96	6.10	0.387

Drill Hole Number	Depth (m)	Angle (0)	Az (0)	Section Line	Mine Phase	Bench (Elev)	Mineral Drill Intersections
							From (m)	To (m)	True Width (m)	Au (g/t)
TF-3712	219.456	-90	0	780 W	Phase 5	494	10.67	25.91	15.24	0.612
							33.53	57.91	24.38	0.446
							88.39	96.01	7.62	5.342
							100.58	103.63	3.05	0.963
							109.73	115.82	6.10	1.091
							121.92	131.06	9.14	1.230
							143.26	146.30	3.05	4.324
TF-3713	134.112	-45	205	940 W	Phase 5	Ramp	7.62	12.19	4.57	1.169
							70.10	82.30	12.19	0.428
TF-3714	80.772	-90	0	660 W	Phase 5	494	4.57	12.19	7.62	0.694
							62.48	67.06	4.57	0.893
							73.15	80.77	7.62	0.719
TF-3715	158.496	-60	205	920 W	Phase 5	Ramp	0.00	22.86	22.86	0.667
							57.91	79.25	21.34	0.473
							96.01	109.73	13.72	1.195
TF-3716	82.296	-60	205	1020 W	Phase 5	Ramp	19.81	50.29	30.48	0.571
TF-3717	121.92	-90	0	980 W	Phase 5	Ramp	44.20	60.96	16.76	0.412
							99.06	103.63	4.57	0.802
TF-3718	240.792	-55	205	860 W	Phase 5	578	42.67	54.86	12.19	2.310
							70.10	94.49	24.38	0.711
							126.49	141.73	15.24	1.301
							176.78	187.45	10.67	0.726
							193.55	204.22	10.67	0.637
							213.36	222.50	9.14	0.497
							230.12	233.17	3.05	0.674
TF-3719	182.88	-70	205	860 W	Phase 5	578	70.10	80.77	10.67	0.388
							94.49	97.54	3.05	1.498
							114.30	129.54	15.24	0.516
TF-3720	262.128	-70	205	760 W	Phase 5	578	42.67	51.82	9.14	0.559
							77.72	83.82	6.10	1.782
							185.93	201.17	15.24	2.695
							216.41	225.55	9.14	0.552
							243.84	262.13	18.29	0.762
TF-3721	152.4	-45	205	800 W	Phase 5	488	9.14	12.19	3.05	3.329

Drill Hole Number	Depth (m)	Angle (0)	Az (0)	Section Line	Mine Phase	Bench (Elev)	Mineral Drill Intersections
							From (m)	To (m)	True Width (m)	Au (g/t)
							48.77	53.34	4.57	0.362
							57.91	64.01	6.10	1.541
TF-3722	201.168	-45	205	600 W	Phase 5	578	89.92	103.63	13.72	1.122
							146.30	152.40	6.10	2.479
							158.50	184.40	25.91	1.391
TF-3723	252.984	-60	205	980 W	Phase 5	632	140.21	149.35	9.14	0.288
							173.74	176.78	3.05	0.455
TF-3724	91.44	-90	0	120 W	Las Barajitas	701	0.00	6.10	6.10	1.215
							19.81	25.91	6.10	0.321
							47.24	59.44	12.19	0.798
TF-3725	67.056	-65	205	140 W	Las Barajitas	701	27.43	30.48	3.05	0.528
							35.05	39.62	4.57	0.344
							42.67	45.72	3.05	0.717
TF-3726	60.96	-65	205	100 W	Las Barajitas	701	6.10	13.72	7.62	1.062
							27.43	30.48	3.05	0.855
							48.77	57.91	9.14	0.221
TF-3727	54.864	-65	205	060 W	Las Barajitas	701	7.62	10.67	3.05	0.868
							45.72	50.29	4.57	0.449
TF-3728	60.96	-65	205	060 W	Las Barajitas	701	6.10	21.34	15.24	0.777
							27.43	30.48	3.05	0.774
TF-3729	73.152	-90	0	080 W	Las Barajitas	701	21.34	32.00	10.67	0.513
							48.77	51.82	3.05	2.007
							54.86	60.96	6.10	0.461
TF-3730	103.632	-65	205	100 W	Las Barajitas	701	25.91	32.00	6.10	0.827
							92.96	102.11	9.14	0.890
TF-3731	36.576	-90	0	080 W	Las Barajitas	701	15.24	19.81	4.57	1.995
TF-3732	67.056	-90	0	040 W	Las Barajitas	701	33.53	41.15	7.62	0.275
TF-3733	80.772	-55	205	040 W	Las Barajitas	701	18.29	30.48	12.19	0.570
TF-3734	60.96	-90	0	000	Las Barajitas	701	15.24	19.81	4.57	1.112
TF-3736	42.672	-90	0	120 W	Las Barajitas	701	0.00	10.67	10.67	0.380
							36.58	41.15	4.57	4.211
TF-3739	79.248	205	-70	3460 W	NW	692	13.72	22.86	9.14	0.434
							25.91	35.05	9.14	2.252
TF-3740	100.584	205	-70	3460 W	NW	692	45.72	53.34	7.62	0.292
							91.44	94.49	3.05	0.276

Drill Hole Number	Depth (m)	Angle (0)	Az (0)	Section Line	Mine Phase	Bench (Elev)	Mineral Drill Intersections
							From (m)	To (m)	True Width (m)	Au (g/t)
TF-3741	91.44	205	-70	3440 W	NW	692	60.96	64.01	3.05	0.825
TF-3742	76.2	205.00	-70	3420 W	NW	692	12.19	15.24	3.05	0.387
TF-3743	91.44	205	-70	3420 W	NW	692	32.00	41.15	9.14	1.541
TF-3744	97.536	205	-70	3400 W	NW	692	33.53	38.10	4.57	0.589
TF-3745	79.248	205	-70	3500 W	NW	692	35.05	38.10	3.05	0.600
TF-3748	79.248	205	-70	3440 W	NW	692	6.10	12.19	6.10	0.578
TF-3749	91.44	205	-70	3440 W	NW	692	73.15	79.25	6.10	0.243
TF-3750	79.248	205	-70	3420 W	NW	692	24.38	28.96	4.57	1.677
TF-3753	67.056	205	-70	3480 W	NW	692	1.52	4.57	3.05	0.301
							50.29	54.86	4.57	0.330
TF-3754	54.864	205	-70	3400 W	NW	692	3.05	6.10	3.05	0.282
							9.14	13.72	4.57	0.401
TF-3756	82.296	205	-70	3380 W	NW	692	9.14	12.19	3.05	0.342
TF-3757	91.44	205	-70	3360 W	NW	692	21.34	24.38	3.05	0.369
							35.05	50.29	15.24	0.310
TF-3758	109.728	205	-70	3360 W	NW	692	7.62	10.67	3.05	0.310
							16.76	21.34	4.57	0.275
							44.20	56.39	12.19	0.774
TF-3759	82.296	205	-70	3340 W	NW	692	27.43	32.00	4.57	0.606
TF-3760	91.44	205	-70	3380 W	NW	692	12.19	18.29	6.10	0.352
							24.38	36.58	12.19	0.653
							45.72	48.77	3.05	0.360
TF-3761	79.248	205	-70	3460 W	NW	692	4.57	7.62	3.05	3.229
							42.67	47.24	4.57	0.414
TF-3763	79.248	205	-70	3440 W	NW	692	10.67	13.72	3.05	0.296
TF-3764	152.4	270	-55	3320 W	NW	692	47.24	51.82	4.57	1.527
							73.15	82.30	9.14	0.383
							94.49	100.58	6.10	0.621
TF-3765	73.152	205	-70	2500 W	NORTH	710	64.01	67.06	3.05	0.304
TF-3766	54.864	205	-70	2540 W	NORTH	710	0.00	3.05	3.05	0.606
							41.15	47.24	6.10	2.138
TF-3767	73.152	205	-70	2520 W	NORTH	710	38.10	42.67	4.57	0.323
TF-3769	42.672	205	-70	2600 W	NORTH	710	25.91	33.53	7.62	1.799

Table provided by Alio Gold Inc. and dated May, 2017.

Figure 10.19 and Figure 10.20 show the locations of the July, 2016 to March, 2017 in-fill drilling in the areas of the San Francisco and La Chicharra pits, respectively.

Figure 10.19
Location of the July, 2016 to March, 2017 In-Fill Drilling Program in the Area of the San Francisco Pit

Primary Crusher
3'358,000 N
3'357,600 N
3'357,200 N
San Francisco Pit
Las Barajitas Pits
DRILL PROGRAM
2016-2017 Drilling
Previous Drilling
0
200
meters
N

Figure 10.20
Location of the July, 2016 to March, 2017 In-Fill Drilling Program in the Area of the La Chicharra Pit

Ponds
Heap Leach
486,200 E
486,600 E
487,000 E
487,400 E
3'358,400 N
3'358,000 N
3'357,600 N
La Chicharra NW Pit
La Chicharra North Pit
La Chicharra Pit
Waste Dump
N
DRILL PROGRAM
2016-2017 Drilling
Previous Drilling
0
200
meters

10.7        MICON COMMENTS

Micon has reviewed and discussed the drilling programs with Alio personnel and believes that the programs have followed the best practices guidelines as outlined by the CIM for exploration. On numerous site visits during which drilling was being conducted Micon has not observed any drilling sampling or recovery factors that could have materially impacted the accuracy and reliability of the drilling results obtained by Alio. Micon’s field observations of the drilling programs since 2005 all indicated that Alio conducted its drilling programs with industry best practices in mind.

11.0        SAMPLE PREPARATION, ANALYSES AND SECURITY

Alio, through its Mexican subsidiary, conducted its initial exploration drilling program on the Project in August and September, 2005, and instituted sampling procedures which have been discussed in the 2005, 2007, 2008, 2010, 2011, 2013 and 2016, Technical Reports that were filed on SEDAR. Only minor in-fill drilling has been conducted since the previous February, 2016, Technical Report was issued and this section reproduces the sample preparation, analyses and security section contained in that report. The procedures described below were followed during the in-fill drilling program conducted between July, 2016 and March, 2017.

During the January, 2014 to December, 2015, drilling programs, Alio continued to use the sampling procedures, analyses and security protocols instituted for the previous reverse circulation and diamond drilling campaigns. Micon reviewed and extensively discussed the sampling procedures during the July, 2013 site visit and is satisfied that these procedures are accurately carried out and are in accordance with the best practices currently in use by the mining industry, and that they are well documented. Micon also discussed the procedures during the February, 2016 site visit. Micon concludes that the results produced by the procedures are sufficiently reliable to form the basis for a mineral resource estimate.

Alio’s January, 2014 to December, 2015 exploration drilling programs consisted of RAB, RC and core drilling. All drill holes were field logged and sampled as the holes were in progress. During the drilling, and each day that the drilling was completed, the information contained on the hand-written drilling logs (field logs) was transcribed into an Excel® spreadsheet. The Excel® spreadsheet contains the basic drill hole data, individual sample data and assay results, as well as the codes for the lithology, alteration and mineralization. This information was converted to an ASCII file to import it into the database which supports the present resource estimate. Geological and mineralization interpretation was conducted based on cross-sections which were produced using an AutoCAD® software package.

The drilling completed in this period was based on an analysis of the results of the exploration programs of previous years, and followed up on previous targets or generally attempted to answer questions regarding the potential for secondary deposits north of the San Francisco pit.

11.1        REVERSE CIRCULATION DRILLING

From the RC drilling, a portion of the material generated for each sample interval was retained in a plastic specimen tray created specifically for the reverse circulation program. The samples in specimen trays constitute the primary reference for the hole in much the same way as the core does for diamond drilling. The specimen tray was marked with the drill hole number and each compartment within the tray was marked with both the interval and number for the respective sequential sample it contained. Empty compartments were left for the locations where the blank and standard samples were inserted into the sequential sample stream and two compartments were identified for duplicate samples. Figure 11.1 shows some of the specimen trays for drill hole TF-1566.

Figure 11.1
Specimen Trays for Drill Hole TF-1566

Due to the nature of RC drilling, only rock chip fragments are produced, and these range from a very fine grained powder up to coarse chips 2 cm in size. Since the stratigraphic contact between the different rock units cannot be identified exactly, the holes were sampled on equal 1.5 m (5 ft) intervals from the collar to the toe of the hole. The sample interval was chosen because it represented two samples per drill rod (3 m or 10 ft). In general, this is considered to be the standard sampling length within the industry.

Samples were taken in the overlying alluvium as well as within the underlying rock units. The alluvium samples were subject to random assaying, whereas every sample originating from the underlying rock units was assayed. The recovery of the material during the drilling program was excellent, on the order of 90% to 95%, in both near surface sulphide-oxide and lower sulphide zones.

A common feature in the sampling process for RC drilling is that a unique sample tag is inserted into the sample bag with each sample, and each sample bag is marked with its individual sample number. The bags containing the blank and standard samples are added into the sequential numbering system prior to shipment of the samples to the preparation facility. Sample preparation and assaying were performed at the San Francisco mine. Approximately 15% of the samples assayed in the laboratory at the San Francisco mine were checked at an external laboratory. The principal external laboratory has been the IPL-Inspectorate laboratory in Vancouver, B.C.

Samples identified as field duplicate samples during the RC drilling were split into two separate sequentially numbered samples during the sampling process at the drill.

11.2        CORE DRILLING

For core drilling, control starts after a run has been completed and the rods are pulled out of the hole. Once the core is removed, it is placed in core boxes. This step in the procedure is completed by the contractor’s personnel, under the supervision of an Alio geologist. Alio and the drill contractors follow generally accepted industry procedures for core placement in the core boxes.

Small wooden tags mark the distance drilled in metres at the end of each run, the depth from and to, and the length drilled and length recovered. The drill rods used by the contractors involved in the core drilling are measured in Imperial units, while the tags placed in the boxes are measured in metric units. The hole number and progressive box number are marked on each filled box by the drill helper and checked by the geologist. Once the core box is filled at the drill site, the box is covered with a lid to protect the core and the box is sent to the core logging facility for further processing.

For diamond drilling where core is produced, the exact stratigraphic contact between the various different rock units can be identified and these contacts are used as the primary basis for separation of the sample intervals. The maximum sample length within the stratigraphic unit was restricted to approximately 1.0 m or 2.0 m, with no minimum restriction. The maximum sample lengths are in accordance with accepted industry practice. In addition to the stratigraphic restrictions that limit the length of the core interval, the size of the sample may be restricted because of the content or type of mineralization encountered within the drill hole. In general, core recovery for the diamond drill holes at the San Francisco Project was better than 98% and no core loss due to poor drilling methods or procedures was experienced.

A unique sample tag is inserted into the sample bag with each sample and each sample bag is marked with its individual sample number. The bags containing the blank and standard samples are added into the sequential sample numbering system prior to be being shipped to the assay preparation facilities of Inspectorate or ALS-Chemex. Both of these preparation facilities are located in Hermosillo, although ALS-Chemex has sent samples to its facilities in Chihuahua and Zacatecas for preparation, if there is a large backlog of samples waiting to be prepared. During the sampling process, some samples are identified as field duplicates and these are also inserted into the sample stream.

11.3        SAMPLE COLLECTION AND TRANSPORTATION

       11.3.1        Reverse Circulation Drilling

The RC drill sampling was conducted by a team of two or three geological assistants, under the close supervision of the Alio staff geologists in charge of the on-site program. The staff geologists were responsible for the integrity of the samples from the time they were taken until they were delivered to the preparation facilities at the San Francisco mine. Figure 11.2 shows collection of a RC sample during the July, 2011 Micon site visit.

Figure 11.2
Reverse Circulation Sample Collection

The RC cuttings collected at the drill site were discharged from the drill hole through a hose, into a cyclone where they were collected in a plastic pail. Sampling of the material generated during the RC drilling was conducted at the drill rig using a stainless steel riffle splitter if the material was dry and a rotary splitter situated below the cyclone if the material was wet. The cyclone and splitters were cleaned between samples and, in the case of wet samples, the cyclone and splitters were blown out using compressed air and also washed out between each sample using clean water. Using a 12.5 cm drill bit and a sample length of 1.52 m, it is estimated that the original sample weighed 48.3 kg, prior to making allowance for recovery. It is estimated that the average recovery was between 90% and 95%, which would indicate that the mass of the recovered sample varied between 42 and 45 kg.

The method of splitting the samples derived from the RC drilling was as follows:

1.

If the sample was dry, the entire sample interval was collected in a bucket and then passed through the riffle splitter where a subsample of 21 to 23 kg was collected. The remaining 21 to 23 kg was rejected. The 21 to 23 kg subsample was subjected to a second split to obtain two samples of 10 to 12 kg (an original and a witness sample). The geologist or an assistant (under supervision) had previously marked the drill hole number and sample number on the plastic sample bags and inserted the sample tag into the sample bag for the original sample. Both bags were closed and sealed at the drill with plastic tie wraps and transported to the camp facilities.

2.

If the sample was wet, it was discharged to a cyclone and then passed through a rotary cone splitter to divide the sample into two equal portions, one of which was automatically rejected. The other portion was collected and simultaneously split into two equal halves by means of a mechanism designed for this purpose and installed in the lower portion of the rotary splitter. The two samples were collected in fabrine (micropore) sample bags to allow retention of the solids and the slow dissipation of the drilling water through the pores in the bags, without sample loss. In all cases, a flocculent was used to settle the solids, including the fine portion, prior to tying the fabrine bag. The outside of each sample bag was marked with the sample’s individual number which corresponded to the number on the sample tag which was inserted into the bag containing the original sample.

All samples from the RC drilling were prepared at the drill site by the Alio staff geologists and their assistants. Each time that a hole was completed, a truck was dispatched from the drill site to the preparation facilities of the Alio assay laboratory, which currently supports the mining and processing operations of the San Francisco gold mine and the exploration in the area surrounding the pit.

For check assays and their preparation, a truck was periodically dispatched to deliver samples to the Hermosillo assay preparation facility of IPL Laboratories and, from January, 2010, to IPL-Inspectorate. Sample bags containing the blank and standard samples were added into the sequential numbering system prior to shipment of samples to the preparation facilities, both at the San Francisco mine and in Hermosillo. Samples selected as duplicates were split into two separate sequentially numbered samples during the sampling process at the drill.

       11.3.2        RAB Drilling

The procedures used for the RAB drilling are the same as those used for the RC drilling, with the exception of the length of the sample. In the case of the RAB drilling, the sample length is 2.032 m rather than 1.52 m used for RC drilling. This generates a larger sample weight per sample but does not impact the quality of the sample.

       11.3.3        Core Drilling

Geologic descriptions of the core samples, including nature of the sample, length of sample, lithology, alteration and mineralization, were captured on drill log forms. Samples were sealed in cloth bags with drawstring closures with the sample identification tags placed with each sample in the bag. A matching tag was retained in a sample book. Samples are stored on site in a locked warehouse at the exploration camp.

A truck goes to each drill site to collect the core boxes at regular intervals during the day. The boxes are loaded into the truck and placed in a criss-cross pattern and then secured to the truck by ropes to prevent movement on the short drive back to the on-site core logging facilities.

Once the core boxes arrive at the logging facility, they are laid out in order, the lids are removed and the core is washed to remove any grease and dirt which may have entered the boxes. The depth markers are checked by the geologist and the depth “from” and “to” for each box is noted on both the top and the bottom covers of each core box.

The geologist logging the core begins by examining the core to ensure it is intact. During the core logging process, the geologist defines the sample contacts and designates the axis along which to cut the core. Special attention is paid to the mineralized zones to ensure that the sample splits are representative. The sample limits are marked on the core, as well as on the side of the core box, and the sample numbers are marked on the core box next to the sample limits. Afterwards, the sample limits are input into an Excel spreadsheet, which records the sample number and intervals.

Once the core has been logged and the samples marked, the core boxes are brought to the area where an electric diamond saw is set up to cut the samples. At the sampling area, two core splitters and their helpers process the samples by using the diamond saw to cut the core in half. Once the core is sawn in half, one half of the core is placed into a plastic sample bag and the other half is returned to the core box. The geologist or an assistant has previously marked the sample bags with the sample number and inserted the individual numbered sample tag into the plastic bag. A geologist supervises the core sawing to ensure that the quality of the sampling remains high and that no mistakes are introduced into the system due to sloppy practices. The boxes containing the remaining half core are stacked, with lower numbers at the bottom and the higher numbers at the top, and stored on site in a secure core storage facility.

       11.3.4        General Quality Control/Quality Assurance (QA/QC) Procedures

As part of Alio’s QA/QC procedures, a set of samples comprised of a blank sample, a standard reference sample and a field duplicate sample are inserted randomly into the sample sequence. The insertion rate for the blanks, standards and duplicate samples is approximately one each in every 25 samples.

11.3.4.1        Blank Samples

Since 2005, the blank samples used for the San Francisco drilling program have been obtained from three sources.

During the second semester of 2011, blank samples were used that had been prepared from a tonalite dike that outcrops on the southwestern extension of the San Francisco pit. The rock unit is younger than both the host rock of the gold mineralization and the mineralizing events in the region, at least as far as is known. A geologist working with Alio, and previously for both Geomaque and Fresnillo, considered the material in the dike to be barren and this was verified during the 2005 to 2010 drill programs. However, during the 2011 to 2013 program, anomalous gold values, including economic values, started to appear in this material and a detailed mapping program resulted in the discovery of xenoliths of mineralized rock within the dike. As a result, Alio made the immediate decision to use material from another source, which was selected based upon a regional geological reconnaissance. The regional reconnaissance resulted in the identification of a basalt-andesite in several areas within a 40 km perimeter around the San Francisco mine. Due to the accessibility of the Norma Project area to the northwest of the mine, a series of outcrops were chosen at the southern end of the Norma concession, from which several samples were taken and assayed by the San Francisco mine laboratory. The results of the assaying revealed gold values either below the detection limits or no gold.

While Alio was waiting for a new blank sample to be generated from its own material, it used blanks purchased from Proveedora de Laboratorios, SA de CV, based in Hermosillo. Alio purchased two types of blanks, a fine and coarse grain blank, with the first one used to check the assaying of the primary laboratory and the second to check the sample preparation in the Alio on-site facilities.

The procedure used to prepare the bags of blanks from the basalt-andesite was the same that the used by Alio for the tonalite. Alio collected 1 tonne lots of the material which were transported to the San Francisco mine, where the material was crushed to -1/8”, followed by homogenization, and then split into 1 kilogram lots. During the drilling campaign, gold values were detected in a specific lot of blank samples. Alio then obtained the sample rejects from the Inspectorate laboratory and re-analyzed them in the San Francisco laboratory which confirmed the gold values, but noted that the material in the rejects was different from that in the blanks. From the position of the samples in the sampling sequence, and their position with respect to the gold values hosted in the metamorphic sequence cross-cut by the drilling, it was concluded that a mistake had been made in the numbering of the samples. The rest of the blank material was promptly rejected and a new 2-t sample was obtained and sent for preparation to the Sonora preparation laboratory, with Alio specifying the requirements for the preparation.

Figure 11.3 and Figure 11.4 show fragments of rock used for the blank samples and the bags once they had been prepared for insertion in the sampling sequence.

Figure 11.3
Fragment of Basalt used for Blank Sample

Figure 11.4
Blank Sample Bag ready to be Inserted into the Sample Sequence

11.3.4.2      Standard Reference Materials

Certified standard reference materials (SRM’s) were submitted with each sample shipment during the course of the drill programs. A total of 27 standard reference samples have been used since 2005, and these are summarized in the Table 11.1. Standard pulps, consisting of 70 to 100 g of material, were randomly inserted into each batch of 25 samples. The 27 standards include low, medium and high gold grades, in relation to the average grade of the known deposits in the area.

Table 11.1
Standard Reference Material Samples used During the Drilling Programs

Standard	Accepted Gold Value		Lower Gold Limit (g/t)	Upper Gold Limit (g/t)	Source	Material
	g/t	+/-
OXC-88	0.203	0.003	0.183	0.223	RockLabs	Basalt and feldspar with gold
OXC-102	0.207	0.002	0.192	0.222	RockLabs	Basalt and feldspar with gold
OXC-109	0.201	0.020	0.191	0.211	RockLabs	Basalt and feldspar with gold
OXD-87	0.417	0.004	0.391	0.443	RockLabs	Basalt and feldspar with gold
OXD-108	0.414	0.003	0.380	0.448	RockLabs	Basalt and feldspar with gold
OXE-86	0.613	0.007	0.571	0.655	RockLabs	Basalt and feldspar with gold
OXE-101	0.607	0.005	0.566	0.648	RockLabs	Basalt and feldspar with gold
OXE-106	0.606	0.004	0.576	0.636	RockLabs	Basalt and feldspar with gold
OXF-85	0.805	0.008	0.755	0.855	RockLabs	Feldspars and iron pyrite
OXF-100	0.804	0.006	0.764	0.844	RockLabs	Feldspars and iron pyrite
OXF-105	0.800	0.005	0.743	0.857	RockLabs	Feldspars and iron pyrite
OXG-83	1.002	0.009	0.948	1.056	RockLabs	Basalt and feldspar with gold
OXG-84	0.920	0.010	0.850	0.994	RockLabs	Basalt and feldspar with gold
OXG-99	0.932	0.006	0.860	1.004	RockLabs	Basalt and feldspar with gold
OXH-66	1.285	0.012	1.221	1.349	RockLabs	Basalt and feldspar with gold
OXH-82	1.278	0.010	1.224	1.332	RockLabs	Basalt and feldspar with gold
OXI-81	1.807	0.011	1.692	1.922	RockLabs	Basalt and feldspar with gold
OXH-97	1.278	0.009	1.214	1.342	RockLabs	Basalt and feldspar with gold
OXJ-95	2.337	0.018	2.220	2.454	RockLabs	Basalt and feldspar with gold
GS-2K	1.970	0,180	1.862	2.078	CDN Labs	Blank granitic ore and high gold ore
GS-2L	2.340	0.240	2.163	2.517	CDN Labs	Blank granitic ore and high gold ore
GS-P2A	0.229	0.030	0.198	0.260	CDN Labs	Ore of the Carlin style mineralization
GS-P3B	0.409	0.042	0.378	0.440	CDN Labs	Blank granitic ore and high gold ore
GS-P3C	0.263	0.020	0.237	0.289	CDN Labs	Blank granitic ore and high gold ore
GS-P7E	0.766	0.086	0.728	0.804	CDN Labs	Blank granitic ore and high gold ore
PGMS-18	0.5170	0.060	0.435	0.599	CDN Labs	Mix material from two ore deposits in the US
ME-15	1.386	0.102	1.284	1.488	CDN Labs	Ore from Minera San Javier, Mexico

Table provided by Alio Gold Inc.

11.3.4.3    Duplicate Samples

For the RC drilling, the samples which were identified for duplication (field duplicates) were processed and split in the same way as the regular samples taken on either side of them. In the case of dry samples, the final 21 to 23 kg sample was subjected to a further split in the field, yielding two 10.5 to 11.5 kg samples. Wet samples were dried and then passed through the riffle splitter to obtain a second (duplicate) sample of approximately the same mass as the original. The duplicate samples were given sequential numbers and submitted as two separate samples for the purpose of assaying.

       11.3.5        Preparation Laboratories

11.3.5.1    San Francisco Mine Preparation Facilities

For the 2010 to 2011 exploration drilling program, only a small number of samples were prepared and assayed by the San Francisco mine laboratory. In August, 2010, Alio decided to send all of the samples from the exploration program for preparation at an external laboratory. Alio did consider building a laboratory at the mine site to analyze the exploration assays, but the costs related to the laboratory, in order to meet the strictest QA/QC requirements, were prohibitive and it was decided to build only the preparation facilities, which were completed and ready to begin operations in November, 2012. This facility at the mine was only capable of preparing up to 350 to 400 pulps per day which, considering the quantity of samples generated by the exploration drilling, meant that a large proportion of the samples were sent to external laboratories for both preparation and assaying. Alio conducted an expansion of the preparation facility, so that it is able to prepare at least 700 samples per day of RC or core drilling. However, there are no samples being prepared for assaying currently and there are no drilling programs contemplated in the near future.

The equipment in the preparation facilities includes:

  Two ovens for drying samples (Grieve TBH550E2 model).
  Two TBH-550 oven trucks.
  Sixteen nickel plated carbon steel shelves.
  One hundred SS rectangular sample pans (Model SC-50).
  Two Combo Boyd/RSD Boyd crushers with single split.
  Two VP-1989 ring and puck pulverizer, Bico 3 phase motor.

The procedure used at the San Francisco mine for the preparation of samples to be assayed for gold is as follows:

1.

The samples received are inspected by the laboratory supervisor or an assigned deputy, to ensure that each is identified and that the original packing is not damaged. All of the samples are placed in the designated reception area.

2.

On the registration form, the user must enter the date and time, the work order number assigned by the laboratory, and record the origin of the sample, elements to be analyzed, requested assay method, sample type (rock fragments, soil, etc.) and priority of the sample. The registration form is filled out in duplicate.

3.	Once reviewed, the form is then registered with the name and signature of the persons who submitted and received the samples.

4.	All exploration and mine samples are weighed individually, with the weight recorded in the designated notebooks. The samples are then delivered to the sample preparation staff.

5.	All samples received are dried in trays that are of an adequate size to ensure that they remain free of any contaminating material.

6.

Using a permanent marker, each sample is labelled according to its original identification number. Each sample is poured into a corresponding tray, ensuring that 100% of the sample is contained within the tray, to avoid cross-contamination of samples. Inside each tray is an identification card that matches the original identification label.

7.	Each tray containing a sample is placed in the oven.

8.

Samples with a low moisture content are checked after 60 minutes to see if they have dried. Samples with high moisture content are checked after 3, 6, or 8 hours, at the discretion of the supervisor. Once the samples are completely dry, they are removed from the oven and placed on trolleys for transport.

9.

The initial crushing is done in a jaw crusher, after it has been cleaned with compressed air. A first pass is conducted to reduce the size of the material to 85% passing a ¼ inch mesh. The material is then transferred to another tray that has already been labelled with the original sample number. Once the crushing is completed, the crusher and trays used in the process are cleaned using compressed air, and then the crusher is cleaned using fragments of monzonite dike. This material is monitored by the laboratory periodically to ensure that it is unmineralized.

10.	A second crushing pass is performed using a roll crusher, in order to obtain a product of minus 10 mesh (2 mm).

11.

The minus 10 mesh product is homogenized by rolling on a rectangular blanket, canvas or plastic liner. Once the sample homogenized, it is placed back into the tray to be split in a Jones riffle splitter.

12.

Prior to splitting the sample, the splitter is checked to ensure that it is free of particles that could contaminate the sample. Compressed air is used where necessary to clean the splitter. The sample is then split, with one half being returned to the original sample bag and the other portion being split again.

13.	The sample continues to be split between 3 to 8 times, until a sample of approximately 250 grams is obtained. This sample is then sent to the pulverizer.

14.

Pulverizing is conducted such that 90% of the material is minus 150 mesh. The samples arrive at the pulverizing process in laminated Kraft envelopes, with each one identified according to the sample number and the work order. Once each sample has been pulverized, it is delivered to an external laboratory for assaying.

Equipment in the sample preparation facilities at the San Francisco mine is shown in Figure 11.5 and Figure 11.6.

Figure 11.5
Oven for Drying Samples in the Preparation Facilities

Figure 11.6
Combo Boyd/RSD Boyd Crusher with Single Split

11.3.5.2    Sample Preparation and Analytical Protocols for Services Provided to Alio by Inspectorate

Samples from the San Francisco mine are picked up periodically by Inspectorate de Mexico, SA de CV. (Inspectorate), a subsidiary of Inspectorate America Corp. (also, Inspectorate). These sample pickup trips are performed by Inspectorate’s wholly owned trucks, driven by full time Inspectorate employees. Samples are picked up at the San Francisco mine.

Alio delivers the samples to Inspectorate personnel in rice sacks marked with the numbers corresponding to the samples in each sack. The samples inside the rice sack are contained in plastic bags marked with the sample number and including a numbered sample tag.

Alio provides proper documentation to Inspectorate’s personnel regarding the samples being picked up, including a list of the samples delivered, the type of samples, the type of analysis requested and the elements for which assays are to be reported.

Sample Preparation Process for Reverse Circulation Samples

Samples are driven to Inspectorate’s sample preparation facilities in Hermosillo, Sonora, where they are subjected to the sample preparation process prior to shipment of a representative sub-sample to the analytical laboratories located in Richmond, B.C., Canada or Sparks, Nevada, USA.

Sample Sorting and Entering Data into the Laboratory Information Management System (LIMS)

Once the samples are received at Inspectorate’s sample preparation facilities, they are sorted in alpha-numerical or numerical order in the sample layout area. A registration form is completed providing details of the samples received.

When all the samples have been sorted and no extra, missing or duplicate samples are found, the sample registration is accepted by the supervisor and is taken to the administration office where the sample data are entered into the Laboratory Information Management System (LIMS).

Sample Drying

Once the samples have been registered, each sample is taken out of its plastic bag and placed in a stainless steel drying pan which is then positioned in the wheeled drying racks. The drying racks are placed inside a high capacity drying oven where the samples are fully dried at 100°C. The samples are never dried for more than 5 to 6 hours.

Sample Crushing and Splitting

Once the samples are fully dried, the wheeled racks are taken to the crushing area where the entire sample is crushed by a TM Engineering Terminator Jaw Crusher to 70% minus 10 mesh (2 mm).

A quality control check test is performed to ensure that the crushed sample meets the specified size criteria. The test is performed on the first sample crushed at the beginning of a shift and then once every 40 samples thereafter.

Once a sample has been crushed, it is split using a Jones riffle splitter until a 250 g representative sub-sample is obtained.

Sample Pulverizing

The entire 250 sub-sample is pulverized by using a Bico VP-1989 VP Pulverizer or LM2 Labtechnics Pulverizer, to 85% passing minus 200 mesh (75 microns).

A quality control check test is performed to ensure that the pulverized samples meet the specified size criteria. This test is performed at the same frequency as the crushed sample sizing test.

The pulverized material is split to obtain a 100 g representative sample, which is sent to Inspectorate’s analytical laboratory in Richmond, B.C. or Sparks, Nevada, where it is analyzed. The other 150 g split is saved in the warehouse for future checks or returned to the San Francisco mine.

Samples from the San Francisco Project are assayed for gold by fire assay, with atomic absorption finish, on a one assay-tonne sample. The lower and upper detection limits for this method are 5 and 10,000 ppb.

Inspectorate’s Metals and Minerals Inspection and Laboratory Testing Services are certified by BSI Inc. (BSI) annually, in compliance with the ISO 9001:2008 Guidelines for Quality Management.

Inspectorate’s internal quality assurance/quality control (QA/QC) program is considered to meet normal industry standards for analytical laboratories.

11.3.5.3    Sample Preparation and Analytical Protocols for Services Provided to Alio by ALS

The following is taken and abbreviated from notes provided to Alio by ALS.

Logging Procedures

All samples received at ALS Chemex are furnished with a bar code label attached to the original sample bag. The system will also accept client supplied bar coded labels that are attached to sampling bags in the field. The label is scanned and the weight of the sample is recorded together with additional information such as date, time, equipment used and operator name. The scanning procedure is used for each subsequent activity involving the sample from preparation to analysis, through to storage or disposal of the pulp or reject.

ALS logging (tracking) procedures are summarized in Table 11.2.

Table 11.2
ALS Method Code and Description for Alios Sample Preparation

Method Code	Description
LOG-21	Log sample in tracking system (Samples received with bar code labels attached).
LOG-22	Log sample in tracking system (Samples received without bar code labels attached).

Table provided by ALS to Alio Gold Inc.

Standard Sample Preparation: Dry, Crush, Split and Pulverize

The sample is logged in the tracking system, weighed, dried and finely crushed to better than 70% passing a 2 mm screen. A split of up to 250 g is taken and pulverized to better than 85% passing a 75 micron screen. ALS states that this method is appropriate for rock chip or core samples. Table 11.3 summarizes ALS methodology codes and descriptions for the preparation methods used for Alio samples.

Table 11.3
ALS Method Code and Description for Alio Sample Preparation

Method Code	Description
LOG-22	Sample is logged in tracking system and a bar code label is attached.
CRU-31	Fine crushing of rock chip and drill samples to better than 70% of the sample passing 2 mm.
SPL-21	Split sample using riffle splitter.
PUL-31	A sample split of up to 250 g is pulverized to better than 85% of the sample passing 75 microns.

Table provided by ALS to Alio Gold Inc.

Assay Methods

Au-AA23 & Au-AA24 Fire Assay Fusion, AAS Finish.

Sample Decomposition

Fire Assay Fusion (FA-FUS01 & FA-FUS02).

Analytical Method

Atomic Absorption Spectroscopy (AAS).

A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead.

The bead is digested in 0.5 mL dilute nitric acid in the microwave oven; 0.5 mL concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 4 mL with demineralized water, and analyzed by atomic absorption spectroscopy against matrix-matched standards.

Table 11.4 summarizes the ALS laboratory Au-AA23 and Au-AA24 Fire Assay Fusion, AAS Finish assay methods.

Table 11.4
Summary of the Au-AA23 and Au-AA24 Fire Assay Fusion, AAS Finish Assay Details

Method Code	Element	Symbol	Units	Sample Weight (g)	Lower Limit	Upper Limit	Default Overlimit Method
Au-AA23	Gold	Au	ppm	30	0.005	10.0	Au-GRA21
Au-AA24	Gold	Au	ppm	50	0.005	10.0	Au-GRA22

Table provided by ALS to Alio Gold Inc.

Ag-GRA21, Ag-GRA22, Au-GRA21 and Au GRA22 Precious Metals Gravimetric Analysis Methods.

Sample Decomposition

Fire Assay Fusion (FA FUSAG1, FA FUSAG2, FA FUSGV1 and FA-FUSGV2).

Analytical Method

Gravimetric

A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents in order to produce a lead button. The lead button containing the precious metals is cupelled to remove the lead. The remaining gold and silver bead is parted in dilute nitric acid, annealed and weighed as gold. Silver, if requested, is then determined by the difference in weights.

Table 11.5 summarizes the ALS Ag-GRA21, Ag-GRA22, Au-GRA21 and Au GRA22 Precious Metals Gravimetric Analysis Methods.

Table 11.5
Summary of the ALS Ag-GRA21, Ag-GRA22, Au-GRA21 and Au GRA22 Precious Metals Gravimetric
Analysis Methods

Method Code	Element	Symbol	Units	Sample Weight (g)	Detection Limit	Upper Limit
Ag-GRA21	Silver	Ag	ppm	30	5	10,000
Ag-GRA22	Silver	Ag	ppm	50	5	10,000
Au-GRA21	Gold	Au	ppm	30	0.05	1,000
Au-GRA22	Gold	Au	ppm	50	0.05	1,000

Table provided by ALS to Alio Gold Inc.

11.4        QA/QC PROGRAM RESULTS

       11.4.1        July, 2010 to June, 2011 QA/QC Program Results

11.4.1.1     Check Sampling

A total of 416 sample pulps that were assayed at the Inspectorate facilities in Sparks or Richmond were sent to ALS-Chemex as a check against the assays obtained by Inspectorate. Samples for the check assaying program were selected randomly not only from the mineralized zones but also from the host rock on either side of the mineralized zone. All check samples selected had a grade above or equal to 0.10 ppm gold. This cut-off was established in order to approximate a true representation of the assays that are generating the resources in the block model and to avoid comparing assay results with a zero value or those with very low gold values.

In the first batch of check samples were 37 samples that had been assayed at the San Francisco mine laboratory since, as of July, 2010, the mine laboratory was still assaying a number of exploration samples.

Table 11.6 indicates that the overall correlation factor between the ALS-Chemex results and the combined San Francisco mine and Inspectorate laboratory assays is sufficient to demonstrate that the original assays conducted by the San Francisco mine and Inspectorate laboratories can be relied upon.

Table 11.6
Comparison of the Original Assays with the ALS-Chemex Check Assays, 2010 to 2011 Drilling Program

Description	Results
Number of Samples	416
Overall Laboratories (San Francisco mine + Inspectorate) Mean Grade	1.018
ALS-Chemex Mean Grade	1.041
Difference Between Means	-0.023
Mean Difference %	-2.20%
Correlation Factor	0.9484

Table provided by Alio Gold Inc.

11.4.1.2    Standard Reference Sampling

A total of 1,512 SRM samples were submitted to Inspectorate for assaying and comparison with the thirteen SRM values used by Alio. The results are summarized in the Table 11.7.

Table 11.7
Summary of Inspectorate Assaying versus the Standard Reference Material

STANDARD TYPE	OXA-71	OXC-72	OXC-88	OXD-87	OXE-86	OXE-74	OXF-65	OXF-85	OXG-83	OXH-82	OXH-66	OXK-69	TOTAL
Au grade ppm	0.085	0.205	0.203	0.417	0.613	0.615	0.805	0.805	1.002	1.278	1.285	3.583
CONCEPT	STATISTICS PARAMETERS
No of Samples	230	108	135	162	35	79	117	67	151	32	191	21	1328
Min	0.055	0.083	0.171	0.354	0.535	0.540	0.690	0.718	0.863	1.155	1.074	2.987
Max	0.124	0.230	0.217	0.436	0.607	0.638	0.844	0.834	1.057	1.430	1.414	3.962
Average Inspect	0.0848	0.2003	0.1933	0.3950	0.5787	0.5817	0.7649	0.7752	0.9539	1.246	1.2169	3.4959
Standard Value	0.085	0.205	0.203	0.417	0.613	0.615	0.805	0.805	1.002	1.278	1.285	3.583
Difference Absolute	-0.0002	-0.005	-0.0097	-0.0220	-0.034	-0.033	-0.040	-0.030	-0.032	-0.032	-0.068	-0.087
Difference %	-0.256%	-2.353%	-5.012%	-5.581%	-5.935%	-5.725%	-5.24%	-3.841%	-3.355%	-2.60%	-5.592%	-2.493%	-3.866%
Mediana	0.08	0.20	0.19	0.396	0.58	0.58	0.7650	0.78	0.96	1.24	1.217	3.53
Variance	0.000	0.0003	0.0001	0.0002	0.0003	0.0003	0.001	0.0005	0.0014	0.0043	0.003	0.053
Standard Deviation	0.011	0.017	0.009	0.0134	0.019	0.018	0.029	0.022	0.037	0.065	0.050	0.231

Table provided by Alio Gold Inc.

RockLabs recommends using the standard deviation as the basis for setting control limits and establishing the value of two standard deviations to determine the upper and lower limits of acceptable results. In general, the Inspectorate assays of the SRM samples fall within acceptable limits.

11.4.1.3    Blanks

Blank samples were inserted into the sample stream at an average of one for every 25 samples submitted to the laboratories used during the 2010 to 2011 exploration drill program. For the period from July, 2010 to June, 2011, a total of 1,956 blank samples were submitted for gold analysis, of which 189 were sent to the San Francisco mine laboratory and the rest, (1,767) were sent to the Inspectorate laboratories in Canada and the USA. Table 11.8 summarizes the results obtained for both laboratories.

Table 11.8
San Francisco Gold Project, Summary of Blank Assay Data for the 2010 to 2011 Drill Program

Details	Laboratory
	San Francisco Mine	Inspectorate
Number of Samples	189	1,726
Minimum Gold Value	0.025	0.005
Maximum Gold Value	0.205	0.277
Mean grade (g/t gold)	0.031	0.021
Standard Deviation	0.0134	0.031
Variance	0.00018	0.00094
Samples Above 0.100 ppm gold	1	41
Percentage	0.53%	2.38%

Table provided by Alio Gold Inc.

A total of 42 out of the 1,956 samples (2.1%) returned gold values in excess of 0.1 ppm. These unexpectedly high assays prompted an investigation of the Alio and Inspectorate procedures to determine the cause. It was concluded that the samples were mislabelled, and that they were duplicate samples which contained the wrong sample tags. Alio has now revised its sample identification procedures to minimize the risk of mislabelling. Alio acknowledges the assistance of both Inspectorate personnel and its own exploration staff in identifying and rectifying this weakness in its procedures.

Overall, the results for the blank sample analyses obtained by both laboratories are considered satisfactory.

11.4.1.4    Duplicates

A total of 1,513 field duplicate samples were taken in order to verify and control the sampling procedures in the field and check the gold assays in the laboratory. Of these, 210 samples were sent to the mine laboratory and the remaining 1,303 samples were shipped to Inspectorate.

The duplicate samples were assigned consecutive numbers in the sample numbering sequence, so that the laboratory did not know it was receiving duplicates. These samples were submitted in the same shipment as their matching original samples but were not necessarily placed in the same furnace load as the original sample. The rate of the duplicate sampling was one duplicate for every 25 samples.

Table 11.9 summarizes the results of the comparison between the original and duplicate sample assays.

Table 11.9
Summary of Results for the Duplicate Samples, July, 2010 to June, 2011 Drill Program

Description	Laboratory				Entire Drilling Program (g/t gold)
	San Francisco Mine (g/t gold)		Inspectorate (g/t gold)
	Original	Duplicate	Original	Duplicate	Original	Duplicate
Number of Pairs	210	210	1,303	1,303	1,513	1,513
Avg. Grade (g/t gold)	0.16	0.17	0.090	0.088	0.100	0.102
Maximum (g/t gold)	5.92	6.20	7.384	6,752	7.384	6.752
Minimum (g/t gold)	0.03	0.03	0.005	0.005	0.005	0.005
Difference Between Avg. Grades		0.01		-0.002		0.003
Difference %		8.04%		-1.69%		2.59%
Correlation Coefficient		0.9913		0.9321		0.9297

Table provided by Alio Gold Inc.

It was observed that 87% of the samples included in the duplicate assaying program were below or close to 0.1 g/t gold, which means that differences in assays are generally magnified because of the low gold content of the samples.

11.4.1.5    General Comments Regarding the QA/QC Program

Alio has stopped using its assay laboratory at the San Francisco mine to analyze samples and is only preparing samples on site at this time. However, there were still some mine laboratory assays in the QA/QC program. The San Francisco mine laboratory continues to participate in a round-robin assay process through CANMET, which is the Materials Technology Laboratory at Natural Resources Canada, a branch of the Canadian Government.

In terms of overall averages, the blank and duplicate assay results were satisfactory for both the San Francisco mine and Inspectorate laboratories. The error in numbering between 42 blank samples and duplicate samples represents a breakdown in procedure which Alio has recognized and corrected. The differences in the duplicate program were generally magnified by being below or close to 0.1 g/t gold due to the low gold content.

In general, Micon found no significant issues with the Alio July, 2010 to June 2011 QA/QC program results and concluded that the assays obtained could be used in a resource estimate for the mine.

       11.4.2        July, 2011 to June 2013 QA/QC Program Results

During the period between July, 2011 to June, 2013, over 327,000 m were drilled by core and reverse circulation, but primarily the latter. Throughout this period, the demand for services from assay laboratories remained strong and, due to the long turn-around periods for assay results, Alio used more than one external laboratory to meet its assaying requirements, which averaged more than 10,000 drill samples per month. The laboratories used for assaying were Inspectorate, ALS Minerals (ALS) and, occasionally, Skyline Assayers and Laboratories (Skyline). All of these laboratories are independent.

Skyline is accredited in accordance with the recognized International Standard ISO/IEC 17025:2005. This accreditation demonstrates technical competence for a defined scope and the operation of a laboratory quality management system

11.4.2.1    Check Sampling

A total of 852 sample pulps were selected for check assays, with Inspectorate and ALS being chosen as the primary laboratories. 357 of these sample pulps were assayed at the Inspectorate facilities and a further 495 sample pulps were assayed either by ALS, SGS or Inspectorate as check assays. Samples for the check assaying program were selected randomly, not only from the mineralized zones but also from the host rock on either side of the mineralized zone. All check samples selected had a grade of at least 0.10 ppm gold.

The 852 samples pulps were divided into three batches; two batches of sample pulps from the San Francisco pit drilling and a third batch from the La Chicharra and San Francisco drill programs. Table 11.10 summarizes the results of the check sample comparisons, for each of the three batches.

Table 11.10
Comparison of the Original Assays with the ALS-Chemex, Inspectorate and SGS Check Assays, 2011 to 2013 Drill Program

Details	San Francisco Mine		Both Pits	All Primary Lab Assays vs All Check Assays one to one
	ALS vs Inspectorate	ALS vs SGS s	Inspectorate vs ALS
Number of Samples	257	238	357	852
Mean Grade of ALS Minerals Assays	0.850	1.801	1.122	1.266
Mean Grade of the Inspectorate Assays	0.806		1.112	1.210
Mean Grade of the SGS Assays		1.778		0.016
Difference Between Means	0.044	0.023	-0.009	1.303%
Mean Difference	5.203%	1.294%	-0.833%
Correlation Factor	0.9793	0.9534	0.9781	0.9881

Table provided by Alio Gold Inc.

Table 11.10 indicates that the overall correlation factors between the laboratories used by Alio for the San Francisco mine and La Chicharra check samples are sufficient to demonstrate that the original assays conducted by the laboratories can be relied upon.

11.4.2.2    Standard Reference Material Samples

A total of 7,052 SRM samples were submitted to Inspectorate, ALS and Skyline for assaying and comparison with the 27 SRM samples used by Alio. Since there are assay results from three laboratories to be compared against SRM’s, the numbers of SRM samples used of each standard and each assay supplier are summarized in Table 11.11.

Table 11.11
Summary of SRM’s Used to Check Inspectorate, ALS and Skyline Assaying

Both RockLabs and CDN Laboratories suggest a maximum value of two standard deviations to determine the upper and lower limits of acceptable results. In general, the Inspectorate assays of the SRM samples fall within acceptable limits, although the trend in the Inspectorate assays is that they are below the certified values in most cases. In general, the gold values obtained by Inspectorate are underestimated within a range that varies from 0.256% to 5.935%, and averages 3.742% .

Overall, Micon considers that the results are of sufficient quality to indicate that the assaying conducted by the various laboratories can be used as the basis of a resource estimate.

11.4.2.3    Blanks,

During the 2011 to 2013 drilling campaign, 10,578 blank samples were inserted into the sample stream, at an average rate of one blank for every 25 samples. Of these, ten blanks were assayed at the San Francisco mine laboratory, with all returning assay of less than 0.03 g/t gold. The remaining 10,568 were distributed among Inspectorate, ALS and Skyline, yielding the results summarized in Table 11.12.

Table 11.12
San Francisco Gold Project, Summary of Blank Assay Data for the 2011 to 2013 Drill Program

Details	Laboratory
	ALS	Inspectorate	Skyline
Number of Samples	4,438	5,790	340
Minimum Gold Value	0.005	0.005	0.005
Maximum Gold Value	0.959	4.431	0.022
Mean grade (g/t gold)	0.05	0.048	0.007
Standard Deviation	0.1301	0.231	0.003
Variance	0.0169	0.05348	0.00001
Samples Above 0.100 g/t gold	83	119	0
Percentage	1.87%	2.06%	0%

Table provided by Alio Gold Inc.

A total of 62 out of a batch of 2,794 blank samples from the San Francisco Project, assayed by Inspectorate, returned gold values in excess of 0.1 ppm. These represent 2.2% of the total. The unexpected high assays prompted an investigation of the Alio and Inspectorate procedures, to determine the cause. It was concluded that all of the samples were from the rock material that was supposed to be barren, obtained from the vicinity of the Norma Project to the west-northwest of the San Francisco pit. Due to the anomalous gold results, the remaining samples of this material were rejected for use as blank samples.

Overall, the results for the blank sample analyses obtained by all laboratories are considered satisfactory.

11.4.2.4    Duplicates

A total of 1,513 field duplicate samples were taken, in order to verify and control the sampling procedures in the field and check the gold assays in the laboratories. The duplicate samples were assigned consecutive numbers in the sample numbering sequence, so that the laboratory did not know it was receiving duplicates. These samples were submitted in the same shipment as their matching original samples, but were not necessarily placed in the same furnace load as the original sample. The rate of the duplicate sampling was one duplicate for every 25 samples.

Table 11.13 summarizes the results of the comparison between the original and duplicate sample assays.

Table 11.13
Summary of Results for the Duplicate Samples, July, 2011 to June, 2013 Drill Program

Description	Laboratory
	ALS		Inspectorate		Skyline
	Original	Duplicate	Original	Duplicate	Original	Duplicate
Number of pairs	2,473	2,473	4,032	4,032	291	291
Average Grade (g/t)	0.188	0.194	0.076	0.079	0.049	0.048
Maximum (g/t)	9.260	9.310	10.617	8.871	2.981	2.583
Minimum (g/t)	0.005	0.005	0.005	0.005	0.004	0.004
Difference between average grade (g/t)		-0.006		-0.002		0.001
Difference %		-3.33		-2.81		1.76
Correlation Coefficient		0.9463		0.9497		0.9834

Table provided by Alio Gold Inc.

Table 11.13 indicates that the results of the duplicate assaying at the laboratories are satisfactory, with a correlation factor ranging from 0.9463 for ALS to 0.9834 for Skyline. However, it was observed that the majority of the samples included in the duplicate assaying program were of low grade and the differences in assays are generally magnified because of the low gold content of the samples.

11.4.2.5    General Comments Regarding the QA/QC Program

In terms of overall averages, the blank and duplicate assay results were satisfactory for all laboratories used by Alio. The error noted by Alio, where some of the blank samples were found to be mineralized, was corrected and Alio has obtained a different local material to be used as blank samples. Alio followed correct procedure in this regard.

Concerning the issue of the SRM samples potentially being underestimated, particularly by the Inspectorate laboratory, Micon acknowledges that lower grade samples will have any differences amplified, due to the low grade nature of the sample. Micon considers that, in general, the assaying of the SRM samples is of sufficient quality that the original assays can be used for a mineral resource estimation.

11.5        RESULTS OF THE JANUARY, 2014 TO DECEMBER, 2015 QA/QC PROGRAM

Between January, 2014 and December, 2015, in addition to its regular QA/QC programs, Alio added a program of conducting screen metallic samples as part of its assay checks to deal with free gold that it observed at the Vetatierra Project.

       11.5.1        Screen Metallic Sampling

At the Vetatierra Project, part of the gold mineralization appears to be related to finely disseminated and coarse free gold on the quartz-tourmaline±pyrite. As a result, Alio believed it was necessary to conduct assays checks to identify any potential nugget effect in the assay data or if there was the possibility of losing gold during the drilling or RC/core sampling process. Figure 11.7 is a piece of core showing the location of visible gold found within it.

To better understand if there was coarse gold affecting the sample, 5 samples were analyzed. Five rejects samples from the RC drilling were analyzed as sample pairs for screen metallics at the Inspectorate laboratory and at the San Francisco mine laboratory. An additional five field duplicate samples of the same interval, as rejects samples (25% of the total sample), were analyzed by screen metallics.

Figure 11.7
Drill Hole VT14-005 Showing a Location with Visible Gold in the Core

The assays results indicated that fine gold or clustering gold may occur at the Vetatierra Project, giving a variation in the assays results which were either positive or negative depending on whether or not free gold was present (Table 11.14) .

Table 11.14
Summary and Graph Showing the Assays Results for the Five Samples

Note that in the sample 435954 the assays results are higher in the original sample sent to the lab than the assay returned from screen metallic.

Five of the samples were analyzed as pairs at Inspectorate laboratory, one sample was taken from the rejects and the other one from field duplicate taken at the rig (both samples were from the same interval). Three of the samples produced results that were very similar to each other, but two of the samples had a strong variation in the gold results, suggesting that a nugget effect or loss of gold may be present. Table 11.15 shows the variation in the samples both in a tabular fashion and graphically

Table 11.15
Summary and Graph Showing the Gold Variation in the Five Pairs of Samples Rejects Vs Field Duplicates

Another 5 samples were analyzed to compare the gold assay results from the screen metallics and fire assays with the AA finish (original sample) and, once again, the results are very variable (either positive or negative) giving one the impression that a nugget effect due to very fine or clustering of gold may occur at the project (Table 11.16) .

Table 11.16
Summary and Graph Showing the Gold Variation in the Samples Screen Metallics Vs Fire Assays

11.6        RESULTS OF THE AUGUST, 2016 TO MARCH, 2017 QA/QC PROGRAM

During the period between August, 2016 to March, 2017, over 13,000 m were drilled by reverse circulation. Samples were primarily prepared at San Francisco mine. Samples were sent to Bureau Veritas Laboratory (Inspectorate) at Hermosillo, Sonora, and smaller number of samples were sent to ALS Minerals for check assays. At Inspectorate, 50 g pulps were analyzed by fire assay with an atomic absorption finish (FA430) and samples assaying greater than 10 g/t Au, then re-assayed with gravimetric finish (FA-430). ALS Minerals methodology was similar, 50 g pulps were analyzed by fire assay with an atomic absorption finish (Au-AA24). Assays grading over 10 g/t Au were re-assayed by fire assay with a gravimetric finish (Au-GRAV22).

As part of Alio’s QA/QC procedures, a set of samples comprised of a fine-blank sample, a standard reference sample and a field duplicate sample are inserted randomly into the sampling sequence. The insertion rate for the blanks, standards and duplicate samples is approximately one each in every 25 samples.

       11.6.1        Standard Reference Material Samples

A total of 267 standard reference material samples were submitted to Bureau Veritas (Inspectorate) and ALS Minerals for assaying. Table 11.17 summarizes the number of each of the the standard reference material samples sent to the two laboratories. The repeatability of standard assays is illustrated in Figure 11.8 through Figure 11.16.

Table 11.17
Summary of Standard Material Reference Samples Used at Check Inspectorate and ALS Minerals

Number	Standard	Standard of Samples for Each Laboratory for the San Francisco Pit	Standard of Samples for Each Laboratory for the N & NW La Chicharra Pit’s
		Inspectorate	ALS Minerals
1	CDN-GS-2M	34
2	CDN-GS-P7H	47	2
3	OXC-109	82	33
4	OXE-101	1
5	OXF-105	18
6	OXH-97	13
7	OXJ-95	15
8	OXD-108		22
Grand Total		210	57

Figure 11.8
Precision Plot – Gold in Reference Standard CDN-GS-2M for the San Francisco Pit In-Fill Drilling

Figure 11.9
Figure 11. Precision Plot – Gold in Reference Standard OXH-97 for the San Francisco Pit In-Fill Drilling.

Figure 11.10
Precision Plot – Gold in Reference Standard CDN-GS-P7H for the San Francisco Pit In-Fill Drilling

Figure 11.11
Precision Plot – Gold in Reference Standard OXC-109 for the San Francisco Pit In-Fill Drilling

Figure 11.12
Precision Plot – Gold in Reference Standard OXE-101 for the San Francisco Pit In-Fill Drilling

Figure 11.13
Precision Plot – Gold in Reference Standard OXF-105 for the San Francisco Pit In-Fill Drilling

Figure 11.14
Precision Plot – Gold in Reference Standard OXJ-95 for the San Francisco Pit In-Fill Drilling

Figure 11.15
Precision Plot – Gold in Reference Standard OXC-109 for the N and NW La Chicharra Drilling

Figure 11.16
Precision Plot – Au in Reference Standard CDN-GS-7PH for the N and NW La Chicharra Drilling

Overall, the assay results of the standard samples are considered satisfactory.

       11.6.2        Duplicates

A total of 244 field duplicate samples were taken, in order to verify and control the sampling procedures in the field and check the gold assays in the laboratories. The rate of the duplicate sampling was one duplicate for every 25 samples.

Figure 11.17 and Figure 11.18 show the results for the duplicate samples, plotted as relative error diagrams, for the San Francisco and for the north and northwest La Chicharra Pits, in the August, 2016 to March, 2017 drill program.

The failed pairs in Figures 11.17 and 11.18 are clearly shown as those points above the error limit line. The appearance of higher failure rate in the San Francisco Pit duplicates versus the La Chicharra duplicates may be in part due to the larger amount of drilling in and around the San Francisco pit versus the La Chicharra pit. However the results are still in the process of being reviewed as to the underlying reasons for the high number of failures.

Figure 11.17
Results for the Duplicate Samples Plotted as a Relative Error Diagram for the San Francisco Pit, August, 2016 to March, 2017 Drill Program

Figure 11.18
Results for the Duplicate Samples Plotted as a Relative Error Diagram for the North and Northwest La Chicharra Pits, August, 2016 to March, 2017 Drill Program

       11.6.3        Blank Samples

Blank samples were inserted into the sample stream at an average of one for every 25 samples submitted to the laboratories used during exploration drill program. The blank reference material was prepared by Alio from barren rock (basalt) acquired from the San Francisco property. For the period from August, 2016 to March, 2017, a total of 234 blank samples were submitted for gold analysis, of which 173 were sent to the Bureau Veritas and 61 were sent to the ALS Laboratories in Canada and the USA. Figure 11.19 through Figure 11.22 plot the results obtained for both laboratories.

Overall, the results for the blank sample analyses obtained by both laboratories are considered satisfactory.

Figure 11.19
Plot of Blank Assay Data from the Bureau Veritas Laboratory for the 2016 to 2017 Drill Program at San Francisco Pit

Figure 11.20
Plot of Blank Assay Data from the ALS Minerals Laboratory for the 2016 to 2017 Drill Program at San Francisco Pit

Figure 11.21
Plot of Blank Assay Data from the Bureau Veritas Laboratory for the 2016 to 2017 Drill Program at N & NW Chicharra Pit

Figure 11.22
Plot of Blank Assay Data from the ALS Minerals Laboratory for the 2016 to 2017 Drill Program at N & NW Chicharra Pit

11.7        MICON COMMENTS

Micon considers that the QA/QC program in place as part of Alio procedures is of sufficient quality to be considered as following the best practices guidelines as published by the CIM and therefore the results are suitable to be used as the basis of mineral resource estimate.

12.0        DATA VERIFICATION

Since 2005, Micon has prepared eight previous Technical Reports on the San Francisco mine for Alio, all of which have been filed on SEDAR and are referenced in Section 28 of this report. The steps taken by Micon to verify the databases and material provided by Alio for the previous reports have been the same as described below.

12.1        SITE VISITS

A site visit was conducted between May 15 and 17, 2017, related to the publication of this Technical Report. In addition to the site visit to the San Francisco mine, a day was spent at the exploration offices in Hermosillo going over the data for the report. Discussions were also held with responsible Alio personnel.

Prior to the 2017 and 2016 site visits, the database and model were reviewed in Toronto. This review allowed for any potential issues to be noted so that they could be discussed during the site visit, however, no issues were noted with the database and model during this review.

A number of discussions were held via skype and phone conference calls between Micon personnel in Toronto and Alio personnel in Hermosillo regarding the database, block model and parameters for the mineral resource estimate, as well as other topics related to the audit and preparation of this Technical Report.

The Qualified Persons responsible for the preparation of this report are William J. Lewis, P.Geo., Alan J. San Martin, MAusIMM(CP)., Mani Verma, P.Eng., and Richard M. Gowans, P.Eng.

Messrs. Verma and Lewis conducted the 2017 site visit. Mr. Lewis conducted the 2016 and 2011 site visits. Messrs. Verma, San Martin and Lewis conducted the 2013 site visit. Mr. Gowans conducted his reviews in Toronto, based on the information provided to him by Alio.

No independent samples were taken by Micon during any of its site visits. The San Francisco Project is an operating mine and produces gold doré as a result of its heap leach operations, verifying the existence of gold mineralization on the property.

12.2        2017 OPERATIONAL REVIEW

Alio’s San Francisco mine is an operating property, on which mining operations are being carried out by a contractor. The crushing, leaching and gold recovery facilities are operated by Alio personnel. The Project commenced operation early in 2010 and has been in commercial production since the second quarter of 2010. Micon has reviewed the production data for the mine since it began production, and relevant statistics are summarized in other sections of this report.

Alio has used its production and cost experience as the basis for its future projections. Micon has reviewed the future operational and production plans developed by Alio, and regards them as appropriate.

12.3        2017 DATABASE AND RESOURCE REVIEW

In March, 2014, Alio started to use specialized software called GV Mapper by Geovectra, to improve its data collection procedures. GV Mapper is geological data management software which offers a significant improvement in data handling, allowing flexibility, scalability and centralization, for the purpose of developing a better database.

12.3.1        Database Verification

In May, 2017, Micon undertook verification of the entire San Francisco mine database, with the primary focus on the drill collar, survey and assays portions of the database. Cross checks were conducted randomly with the existing sample numbers and no problems were found. The review of the collar and survey tables indicated that there were no issues with these portions of the database.

12.3.2        Resource Audit

In May, 2017, Micon conducted an audit of the preliminary resource estimation data and procedures being used by Alio. In 2013, Micon assisted Alio with the variographic analysis performed on the geological domains and helped to select estimation parameters based on the results. These same parameters were applied in the resource update for this report.

In August, 2016, Micon conducted its previous audit of the preliminary resource data, parameters and procedures being used by Alio for the July 1, 2016 resource and reserve estimations. The updated parameters used by Alio for the resource were reviewed and approved by Micon during the audit process.

12.3.2.1      Visual Inspection

After Alio conducted the mineral resource estimation update, the results were inspected graphically for consistency throughout the deposit, ensuring that the grade distribution of the composites was properly reflected in the interpolated blocks. Micon suggested changes to the categorization of the mineral resource and the final measured, indicated and inferred blocks were approved by Micon.

12.3.2.2     Statistical Analysis

All of the assay data were related to the geology and statistically analyzed for the purpose of identifying geological domains. Once the geological criteria were considered and the statistical support was reviewed, domains were selected.

12.3.3        Conclusion of the Database Verification and Resource Audit

The San Francisco database was found to be of sufficient quality and free of errors to be used as the basis of the updated resource and reserve estimates. The database has a vast amount of robust data which provide confidence in the resulting estimates.

Micon has concluded that the block models for the San Francisco and La Chicharra deposits are also acceptable to be used as the basis for the resource and reserve estimation.

12.4        GENERAL MICON COMMENTS

In general, Micon’s review of the material provided by Alio and its discussions with Alio personnel found that the data provided were adequate for the purposes of this Technical Report.

Micon has conducted prior data verification reviews for the San Francisco property in the past for the previous Technical Reports it has written and, in each case, has found that the data provided was adequate for the purposes of the Technical Reports.

13.0        MINERAL PROCESSING AND METALLURGICAL TESTING

Alio continues to conduct metallurgical testwork periodically to potentially improve gold recoveries and gain a better understanding of the mineralization as mining continues at the San Francisco property. The San Francisco property has been in production since 2010 and to date there have been no processing factors or deleterious elements identified that have had a material negative effect on economic extraction.

13.1        TESTWORK BY METCON, 2012

On November 21, 2012, Alio announced a summary of the results from its recent bulk sample locked column leach testing program on representative mineralization from the San Francisco Project. This test program was completed at the METCON Research metallurgical laboratory in Tucson, Arizona.

The cyanide leach column test results indicated an average gold extraction of 71.0% based on a crush size of 80% of the particles passing (P80) 9.5 mm (3/8inch) and 77.1% based on a crush size of P80 6.3 mm (¼inch), on samples from the San Francisco deposit. For La Chicharra samples, the average column test gold extractions were 78.3% and 80.9%, based on crush sizes of P80 9.5 mm and P80 6.3 mm, respectively. No percolation issues were observed during the column leach tests.

Alio stated, in the November 21, 2012 press release, that it was encouraged by the results from the testing program but that it would continue to use a life-of-mine (LOM) gold recovery of 68.6% in its resource estimations, mine planning and economic analyses. Alio also stated that it believed that the results of the testing program indicated that there was potential to further improve its gold recoveries through optimization of the process.

       13.1.1        Discussion of the 2012 Test Results

Six composite samples were tested in the 2012 metallurgical study; five from the San Francisco deposit and one from the La Chicharra deposit. The samples were classified by the following rock types.

  La Chicharra
  SF - Granite
  SF - Basic gneiss
  SF - Gabbro
  SF - Pegmatite and schist
  SF - Acid gneiss

Table 13.1 and Table 13.2 summarize the gold extractions for these samples, based on P80 crush sizes of 9.5 mm 6.3 mm, respectively. Two averages are presented in the tables, a simple arithmetic average and a weighted average based on the estimated LOM relative abundance of each rock type within the deposit. The samples were considered a good representation of each of the rock types and style of the mineralization within the deposit as a whole.

Table 13.1
Summary of Column Leach Test Results, Crush Size P809.5mm, 127 Days Leach Time

Sample Description	Relative Proportion of the Deposit (%)	Au Extraction (%)
SF - Granite	13.0	76.58
SF – Basic Gneiss	26.4	71.08
SF - Grabbro	18.9	63.79
SF – Pegmatite and Schist	12.7	74.38
SF – Acid Gneiss	29.1	71.40
Sample average	100	71.45
Weighted average (based on LOM abundances)	100	71.00

La Chicharra	100	78.34

Table provided by Alio Gold Inc.

Table 13.2
Summary of Column Leach Test Results, Crush Size P806.3mm,127 Days Leach Time

Sample Description	Relative Proportion of the Deposit (%)	Au Extraction (%)
SF - Granite	13.0	87.89
SF – Basic Gneiss	26.4	74.37
SF - Grabbro	18.9	71.22
SF – Pegmatite and Schist	12.7	79.69
SF – Acid Gneiss	29.1	77.03
Sample average	100	78.04
Weighted average (based on LOM abundances)	100	77.06

La Chicharra	100	80.89

Table provided by Alio Gold Inc.

The leaching test parameters typically used for the column leach tests are summarized below:

  Sample sizes were approximately 178 kg for each column test.

  Lime was blended with the test charge. Lime addition was estimated from a 72-hr agitated cyanidation bottle roll test.

  The initial feed solution was prepared by adding reagent grade lime to Tucson tap water to obtain a solution pH of 11.00, followed by the addition of 1.0 gram of sodium cyanide per litre of solution. The columns were irrigated at a flow rate of 10 litres per hour per square metre.

  Column tests were conducted under a locked cycle type of leaching regime, by contacting the pregnant solution with activated carbon to remove gold and silver. The loaded activated carbon in each column test was dried, weighed and saved in sealed and labeled plastic bags.

  The resulting barren solution was recycled as feed solution after the addition of sodium cyanide and lime to maintain 1.0 gram of cyanide per litre of solution and a pH of 10.50 to 11.00.

       13.1.2        Quality Assurance/Quality Control

As part of the METCON QA/QC program, approximately 10% of the daily pregnant solution samples from each column test were re-assayed to verify the accuracy of the original gold and silver assays. Linear regression analysis was conducted to quantify the difference between both assays. Table 13.3 summarizes the QA/QC analyses conducted on the pregnant solution samples.

Table 13.3
Correlation Coefficient, Daily Pregnant Solution vs. Duplicates

Sample Description	R2 Correlation Coefficient
	Gold (Au)	Silver (Ag)
SF - Granite	0.9596	0.9539
SF – Basic Gneiss	0.9563	0.9445
SF - Grabbro	0.9842	0.9729
SF – Pegmatite and Schist	0.9808	0.9738
SF – Acid Gneiss	0.9277	0.9086
La Chicharra	0.9696	0.9970

Table provided by Alio Gold Inc.

The regression analysis conducted on the pregnant solution assays showed that there is a good correlation between the original gold and silver assays and the duplicate assays.

13.2        INTERNAL TESTWORK

Alio has conducted internal column leach testing to continuously improve recovery and understanding of the metallurgical response of the mineralization types located on the San Francisco property. Table 13.4 summarizes the 2015 results from these internal metallurgical tests and Table 13.5 presents the preliminary column test results from the recent series of tests undertaken 2017. Testwork during 2016 was not completed or not scheduled as at that time the LOM mine plan did not extend beyond that year.

Table 13.4
Summary of the 2015 Internal Metallurgical Testwork

ID Test	Sample ID	Column Height (m)	Presoak[2] (mg/L)	Solution Strength (ppm NaCN)	Au Grade (g/t)	Rock Size (<9.5 mm)	Days Leached	% Gold Recovery
Regular Monthly Composites
January, 2015	1	3	1,000	350	0.500	85.61%	90	63.59%
January, 2015	1 A	3	2,000	350	0.500	85.61%	90	63.15%
February, 2015	2	3	1,000	350	0.480	83.95%	90	61.91%
February, 2015	2 A	3	2,000	350	0.480	83.95%	90	59.87%
March, 2015	3	3	1,000	350	0.520	81.94%	90	52.00%

ID Test	Sample ID	Column Height (m)	Presoak[2] (mg/L)	Solution Strength (ppm NaCN)	Au Grade (g/t)	Rock Size (<9.5 mm)	Days Leached	% Gold Recovery
March, 2015	3 A	3	2,000	350	0.564	85.71%	90	53.10%
April, 2015	4	3	2,000	350	0.510	85.18%	90	59.95%
April, 2015	4 A	3	2,000	250	0.520	86.33%	90	59.08%
April, 2015	4 B	3	2,000	350	0.510	100.00%	90	62.13%
April, 2015	4 C	3	2,000	250	0.510	100.00%	90	59.17%
May, 2015	5	3	2,000	350	0.530	85.18%	90	69.21%
May, 2015	5A	3	2,000	350	0.560	85.18%	90	68.72%
May, 2015	5B	3	2,000	350	0.510	85.18%	90	68.70%
June, 2015	6	3	2,000	350	0.450	88.01%	90	59.53%
June, 2015	6A	3	2,000	350	0.415	89.04%	90	59.86%
June, 2015	6B	3	2,000	350	0.480	88.31%	90	61.17%
July, 2015	7	3	2,000	500	0.502	86.99%	90	58.31%
July, 2015	7A	3	2,000	500	0.502	86.99%	90	56.92%
August, 2015	8	3	2,000	500	--	--	15	36.18%
August, 2015	8A	3	2,000	500	--	--	15	34.52%
September, 2015	9	3	2,000	500	0.480	86.78%	51	52.64%
September, 2015	9A	3	2,000	500	0.510	85.31%	51	54.28%
Variable Rock Types
Old ore Phase 2	RPL-01	3	N/A	250	0.412	81.00%	90	20.55%
Old ore Phase 2	RPL-02	3	N/A	250	0.412	82.00%	90	20.46%
Underground ore	2 SUB 01	3	2,000	300	4.400	100.00%	90	64.92%
Underground ore	2 SUB 02	3	2,000	500	4.400	100.00%	90	64.71%
Underground ore	2 SUB 03	3	N/A	500	3.030	97.50%	90	69.35%
Underground ore	2 SUB 04	3	N/A	500	3.030	97.80%	90	66.74%
Metallurgical Research
Oct-15, with O2	Col. A	2.5	N/A	400	0.370	86.25%	23	73.50%
Oct-15, without O2	Col. B	2.5	N/A	400	0.370	86.25%	23	68.78%
Old ore with O2	Col. C	2.5	N/A	400	0.200	85.26%	23	23.21%
Old ore without O2	Col. D	2.5	N/A	400	0.200	85.28%	23	19.37%

1 Table provided by Alio Gold Inc.
2 Presoak, 7% solution by weight with 1 or 2 g/L sodium cyanide (NaCN) solution

Table 13.5
Summary of the 2017 Internal Metallurgical Testwork

ID Test	Assayed Head (g/t)	Calculated Head (g/t)	NaCN consumed (g/t)	Crush Size (P80 mm)	Days Leached	Liquid/Solid Ratio	% Gold Recovery
Regular Monthly Composites
December 2016 composite	0.51	0.47	250	7.97	80	2.27	61.72%
January 2017 composite	0.42	-	312	7.47	73	2.16	81.07%
February 2017 composite	0.39	-	372	8.29	62	1.95	76.32%
March 2017 composite	0.44	-	180	7.89	51	1.59	53.77%
April 2017 composite	0.39	-	54	7.76	19	0.49	53.63%
Variable Rock Types
Low grade stockpiled	0.25	0.26	200	7.26	58	1.64	63.55%
Low grade stockpiled + solid peroxide	0.25	0.26	150	6.97	58	1.71	64.25%
Basic gneiss, SF	0.27	0.27	120	7.24	59	1.81	52.22%
Basic gneiss, LCH	0.49	0.45	164	7.10	59	1.75	69.82%

ID Test	Assayed Head (g/t)	Calculated Head (g/t)	NaCN consumed (g/t)	Crush Size (P80 mm)	Days Leached	Liquid/Solid Ratio	% Gold Recovery
Gabbro, LCH	0.30	0.28	177	7.28	59	1.59	76.53%
Gabbro, SF*1	0.17	0.16	55	7.40	23	0.53	46.88%
Granite, SF	0.72	-	362	6.89	105	3.504	60.84%
Las Barajitas ore	0.66	-	54	6.70	12	0.26	61.31%
Metallurgical Research
December 2016 composite + solid peroxide	0.51	0.47	185	7.97	80	2.31	62.86%
January 2017 composite + solid peroxide	0.42	-	258	7.47	73	2.02	84.44%
January 2017 composite (P90 -1/4”)	0.42	-	342	4.49	73	1.64	81.38%
February 2017 composite + solid peroxide	0.38	-	144	8.29	41	1.15	73.36%
Electronic Initiator ENAEX	0.24	-	67	11.06	35	1.00	43.94%
Variable Grind Size (dated at March 23, 2017)
OVERLAND P80 9.41 mm	0.41	-	95	9.41	33	1.04	44.92%
OVERLAND P80 7.87 mm	0.41	-	87	7.87	33	0.93	47.29%
OVERLAND P80 6.35 mm	0.39	-	131	6.35	33	1.07	49.23%

1 Table provided by Alio Gold Inc.
2 No Presoak

13.2.1      Discussion of Column Test Results

The regular monthly column test results show gold recoveries between 52% and 81% for tests operated for 60 day or more. These test results compare reasonably well with the typical plant gold recovery which, historically, has been approximately 65%. Figure 13.1 presents the cumulative reported recoverable and actual gold recoveries from 2010 to 2017.

Figure 13.1
Historical Cumulative Plant Gold Recoveries

Of particular note are the relatively high recoveries achieved for the standard 2017 January and February composite tests, which were 81% and 76%, respectively.

The metallurgical research tests suggest that the addition of oxygen and/or peroxide improves the kinetics and the overall gold recovery. Also, preliminary results from recent tests comparing crush sizes have shown improved gold recoveries with finer crushing.

In mid-2016, Alio entered an agreement to undertake research with CINVESTAV (Centro de Investigación de Estudios Avanzados of the Instituto Politécnico Nacional), a well-known research and development institute in Mexico. The main objective of this work is to investigate the tellurium-gold interaction and its effect on gold recovery, as gold-tellurides commonly occur in some ore types mined at the San Francisco mine. Alio expects that this ongoing research will be completed by the end of 2017.

13.3        MICON COMMENTS/CONCLUSIONS

Alio continues to use the information obtained from its testing program to improve its understanding of the various mineralization types and to optimize its current process for recovery of gold from the San Francisco and La Chicharra deposits.

Alio’s current LOM plan anticipates that the gold recovery rate will average 73%. This estimate is based on optimizing the blending of the San Francisco and La Chicharra ores and using a finer crush size (100% below 9.5 mm).

14.0        MINERAL RESOURCE ESTIMATES

Alio’s current resource update for San Francisco and La Chicharra deposits includes 101 new drill holes totalling 13,877 m which were completed at the San Francisco mine between 2016 and 2017. The 101 drill holes consist of 54 drill holes from San Francisco Phase 5, 15 drill holes from the Las Barajitas area and 32 drill holes from La Chicharra satellite north and northwest pits, and any additional assay results from earlier drill holes that were not available at the time of the previous 2016 mineral resource estimate.

A gold price from USD 1,350 and adjusted mining costs were used for the mineral resource estimate, which resulted in a lower cut-off grade of gold.

The process of mineral resource estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

The resource estimate completed by Alio and audited by Micon in May, 2017, is compliant with the current CIM standards and definitions specified by NI 43-101, and supersedes the 2011, 2012, 2013, 2015, February, 2016 and July, 2016 mineral resource estimates for the San Francisco and La Chicharra deposits. The effective date of the current mineral resource estimate is April 1, 2017.

14.1        CIM MINERAL RESOURCE DEFINITIONS AND CLASSIFICATIONS

All resources and reserves presented in a Technical Report must follow the current CIM definitions and standards for mineral resources and reserves. The latest edition of the CIM definitions and standards was adopted by the CIM council on May 10, 2014, and includes the resource definitions reproduced below:

“Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.”

“A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.”

“The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.”

“Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals.”

“The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of Modifying Factors.”

“Inferred Mineral Resource”

“An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.”

“An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.”

“An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes. Inferred Mineral Resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred Mineral Resources can only be used in economic studies as provided under NI 43-101.”

“Indicated Mineral Resource”

“An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.”

“Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.”

“An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.”

“Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Pre-Feasibility Study which can serve as the basis for major development decisions.”

“Measured Mineral Resource”

“A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.”

“Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.”

“Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade or quality of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability of the deposit. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.”

14.2        APRIL 1, 2017 STATEMENT OF THE MINERAL RESOURCE ESTIMATE

The mineral resources, as estimated by Alio, are presented in Table 14.1. This resource estimate includes the mineral reserve discussed in Section 15.

Table 14.1
Mineral Resource Estimate for the San Francisco and La Chicharra Deposits as of April 1, 2017 (Inclusive of Mineral Reserves) (Gold Price of USD 1,350/Oz)

Area	Cut-off (Au g/t)	Category	Tonnes	Au (g/t)	Gold (Oz)
San Francisco Mine OP	0.121	Measured	39,713,000	0.531	678,000
		Indicated	20,604,000	0.566	375,000
		Measured & Indicated	60,317,000	0.543	1,053,000
		Inferred*	483,000	0.596	9,000
La Chicharra Mine OP	0.115	Measured	6,918,000	0.550	122,000
		Indicated	6,068,000	0.500	98,000
		Measured & Indicated	12,986,000	0.527	220,000
		Inferred*	231,000	0.488	4,000
La Chicharra Pit NW OP	0.115	Measured	673,000	0.550	12,000
		Indicated	558,000	0.616	11,000
		Measured & Indicated	1,231,000	0.580	23,000
		Inferred*	2,000	0.473	20
La Chicharra Pit North OP	0.115	Measured	186,000	0.676	4,000
		Indicated	92,000	0.628	2,000
		Measured & Indicated	278,000	0.660	6,000
		Inferred*	5,000	1.240	200
Total Resources		Measured	47,490,000	0.535	816,000
		Indicated	27,322,000	0.553	485,000
		Measured & Indicated	74,813,000	0.541	1,302,000
		Inferred*	721,000	0.566	13,000

*Inferred resources in this table only include material within the limits of the USD 1,350/oz Au pit shell and do not include material outside of the pits limit.

Micon is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues which would adversely affect the mineral resources estimated above. However, mineral resources that are not mineral reserves do not have demonstrated economic viability. The mineral resource figures in Table 14.1 have been rounded to reflect that they are estimates and therefore the addition may not sum in the table.

Both the CIM and the Australasian Joint Ore Reserves Committee (JORC) codes state that mineral resources must meet the condition of “a reasonable prospect for eventual economic extraction.” Alio developed a Lerchs Grossman pit shell geometry at reasonable gold prices, costs and recovery assumptions, in order to satisfy this condition. The resource estimate presented in Table 14.1 is based on a pit shell designed at a gold price of USD 1,350 per ounce and additional cost and recovery parameters developed by Alio. The resource estimate within the pit shell includes all material in the measured, indicated and inferred categories.

14.3        MINERAL RESOURCE ESTIMATION PROCEDURES

The resource block model is based on 5 m by 5 m by 6 m high blocks. The coordinate limits of the previous model were retained for this current work. The topography was updated to reflect the mined surface as of April 1, 2017. The undisturbed pre-mining topographic surfaces are also available in the model.

Unlike the earlier studies, in which Alio used the indicator kriging (IK) estimation method to define the mineral resources, Alio has continued since the 2011 update to conduct a manual interpretation of the mineralized zones, based on all of the drilling intersections now available in its database. This approach allows for more precise geological modelling and mineralization interpretation, which is enabling Alio to plan better drilling programs to explore the extent of the mineralization and also to prepare better engineering designs regarding the ore and waste split in the pit for planning purposes. Overall, the method is similar to the previous method, except that the grade envelopes and geological domains are directly interpreted by the geologists using the drilling information they have gathered.

     14.3.1      Database

The database of the San Francisco and La Chicharra deposits consists of 4,261 drill holes with 407,805 sample intervals, amounting to 640,782 m of drilling. A total of 135 of the drill holes lie beyond the model limits and have not been included in the study. The current database includes 101 new holes drilled in 2016 and 2017, for 13,877 m of drilling. Figure 14.1 is a plan view of the San Francisco drill hole collar locations. The drilling at the La Chicharra pit is not shown in this section.

Approximately 13% of the sampling intervals are greater than or equal to 2 m length, about 84% of the intervals are between 1.5 and 2.0 m in length, and about 3% are less than 1.5 m in length. In the case of duplicate samples, the original sample was used in the database. Figure 14.2 shows a 3-D profile of the current topography and the drill holes, looking north.

Figure 14.1
Plan View of the Drill Hole Collars at the San Francisco Deposit

Figure 14.2
3-D Profile of the Topography and the Drill Holes at the San Francisco and La Chicharra Pits (Looking North)

High grade outlier assays were capped at different gold grades, according to the domains. The capping values applied to each domain, and the number of composites capped, are summarized in Table 14.2 and Table 14.3.

Table 14.2
Applied Grade Capping on 3 m Composites for the San Francisco Resource Model (by Rock Type)

Rock	Lithology Codes	Au g/t Capping	# Capped Composites	Max Au g/t Value
Diorite	2	3.00	10	5.063
Gneiss	4	10.00	47	62.179
Granite	5	10.00	32	86.600
Schist	6	8.00	11	16.547
Lamprophyre	8	2.00	18	8.2515
Pegmatite	10	NA	NA	NA
Gabbro	11	9.00	46	42.0554
Conglomerate	12	1.00	20	18.747

Table provided by Alio Gold Inc.

Table 14.3
Applied Grade Capping on 3 m Composites for the San Francisco Resource Model (by Resource Area)

Domain	Codes	Au g/t Capping	# Capped Composites	Max Au g/t Value
North Pit	100	4.00	2	6.058
Chicharra Pit	200	4.00	3	23.518
Chicharra Pit	300	5.50	8	28.595
NW Pit	400	5.00	1	6.038
West Area	500	2.50	6	6.668

Table provided by Alio Gold Inc.

     14.3.2      Compositing

The assay database was composited to 3-m regular down-hole lengths, which is half the block height of 6 m. Assays were length-weighted for each composite. The relatively short composite length was chosen to unsmooth the resultant block grade distribution and provide a better match between the interpolated block grades and the underlying assay data.

     14.3.3      Block Model

The model is based on regular 5 m by 5 m by 6 m blocks and covers an area of 2,560 m by 2,100 m in plan, and 456 m vertically. Table 14.4 gives the model coordinate limits and dimensions. Figure 14.3 is a 3-D view of the topography and interpreted mineral constraints at the San Francisco and La Chicharra deposits. For the La Chicharra deposit, two temporary block models were prepared for pit optimization purposes, however, they are located within the extent of the main La Chicharra block model limits.

Table 14.4
3-D Block Model Limits and Dimensions

Area	Coordinates	Minimum	Maximum	Block Size	Number
San Francisco Mine	Easting	487500	490060	5 m	512 columns
	Northing	3356500	3358600	5 m	420 rows
	Elevation	158	854	6 m	116 levels
	No Rotation
La Chicharra Project	Easting	485000	487500	5 m	500 columns
	Northing	3357500	3359000	5 m	300 rows
	Elevation	302	812	6 m	85 levels
	No Rotation

Table provided by Alio Gold Inc.

Figure 14.3
3-D View of the Topography and Interpreted Mineralized Constraints at the San Francisco and La Chicharra Deposits

     14.3.4      Mineralized Outlines

For the current resource estimate, the mineralized grade shells were constrained using 3-D solids interpreted by geologists, based on the mineralized intercepts intersected by the drill holes. Micon considers this approach to be superior because it allows for appropriate interpretive geological control within the model.

     14.3.5      Block Model Rock Domains

Alio has continued to use the rock domain interpretation developed for previous resource estimates. As much more data are available for the current estimate, the geological domains were interpreted in more detail by a senior geologist in the field. Table 14.5 summarizes the rock domains, with the corresponding codes and specific gravities.

Table 14.5
Rock Domain Code and Specific Gravity

Rock Name	Rock Code	Specific Gravity
Diorite	2	2.72
Gneiss, Felsic	4	2.75
Granite	5	2.76
Schist	6	2.75
Gneiss, Mafic	7	2.75
Lamprophrite dike	8	2.76
Pegmatite	10	2.85
Gabbro	11	2.81
Conglomerate	12	2.0

Table provided by Alio Gold Inc.

Bench polygons for each rock type were derived from this interpretation and imported into the block model. Blocks were coded based on 12 m bench polygons, projecting 6 m above and 6 m below the bench, in accordance with the principal rock type present in each block.

Composites were assigned the rock type of the block in which they were located. This was necessary since a portion of the drilling, particularly much of the Geomaque drilling, does not have a logged rock type.

     14.3.6      Specific Gravity

A total of 68 specific gravity determinations were made, covering all rock domains. Results range from a high of 2.84 to a low of 2.61, with an arithmetic mean of 2.76. The specific gravity for each rock type, as used in the resource estimate, is summarized in Table 14.5.

     14.3.7      Grade Interpolation

All blocks in the model were interpolated using the Ordinary Kriging method. The parameters were derived from the variographic analysis and applied to the different domains and zones accordingly.

The applied search parameters used for the grade interpolation for the San Francisco and La Chicharra pits are summarized in Table 14.6 and Table 14.7, respectively.

Table 14.6
Applied Search Parameters for Ordinary Kriging Grade Interpolation for the San Francisco Pit

Rock Code(s)	Pass	Az (°)	Plunge (°)	Dip (°)	Variogram Parameters		Searching Parameters
					Nugget	Sill	Range Major Axis (m)	Range Minor Axis (m)	Range Vertical Axis (m)	Min. Samples	Max. Samples	Max Samples per Hole
2	1	120	0	-55	0.3	0.65	50	50	7.5	6	12	2
4	1	40	0	0	0.3	0.7	30	30	9	6	12	2
5	1	110	0	-35	0.2	0.8	40	40	8.5	6	12	2
6	1	110	0	-45	0.22	0.78	45	45	7	6	12	2

Rock Code(s)	Pass	Az (°)	Plunge (°)	Dip (°)	Variogram Parameters		Searching Parameters
					Nugget	Sill	Range Major Axis (m)	Range Minor Axis (m)	Range Vertical Axis (m)	Min. Samples	Max. Samples	Max Samples per Hole
8	1	135	0	-40	0.143	0.87	60	40	10	6	12	2
11	1	100	0	-20	0.3	0.74	50	50	7	6	12	2
12	1	55	0	0	0.015	0.727	30	24	7.8	6	12	2
2	2	120	0	-55	0.3	0.65	100	100	15	6	18	2
4	2	40	0	0	0.3	0.7	60	60	18	6	18	2
5	2	110	0	-35	0.2	0.8	80	80	17	6	18	2
6	2	110	0	-45	0.22	0.78	90	90	14	6	18	2
8	2	135	0	-40	0.143	0.87	120	80	20	6	18	2
11	2	100	0	-20	0.3	0.74	100	100	14	6	18	2
12	2	55	0	0	0.015	0.727	60	48	15.6	6	18	2
2	3	120	0	-55	0.3	0.65	200	200	30	2	10	2
4	3	40	0	0	0.3	0.7	120	120	36	2	10	2
5	3	110	0	-35	0.2	0.8	160	160	34	2	10	2
6	3	110	0	-45	0.22	0.78	180	180	28	2	10	2
8	3	135	0	-40	0.143	0.87	240	160	40	2	10	2
11	3	100	0	-20	0.3	0.74	200	200	28	2	10	2
12	3	55	0	0	0.015	0.727	120	96	31.2	2	10	2

Table 14.7
Applied Search Parameters for Ordinary Kriging Grade Interpolation for the La Chicharra Pit

Rock Code(s)	Pass	Az (°)	Plunge (°)	Dip (°)	Variogram Parameters		Searching Parameters
					Nugget	Sill	Range Major Axis (m)	Range Minor Axis (m)	Range Vertical Axis (m)	Min. Samples	Max. Samples	Max Samples per Hole
100	1	150	0	-45	0.1	0.97	25	19	4	5	10	2
200	1	140	0	-55	0.08	1.256	25	25	8	5	10	2
300	1	130	0	-25	0.125	0.895	45	45	10	5	10	2
400	1	100	0	-30	0.05	0.95	30	30	4	5	10	2
500	1	140	0	-30	0.055	1.39	60	60	6	5	10	2
100	2	150	0	-45	0.1	0.97	50	38	4	5	10	2
200	2	140	0	-55	0.08	1.256	37.5	33	10	5	10	2
300	2	130	0	-25	0.125	0.895	65	60	13	5	10	2
400	2	100	0	-30	0.05	0.95	45	45	6	5	10	2
500	2	140	0	-30	0.055	1.39	90	90	8	5	10	2
100	3	150	0	-45	0.1	0.97	75	57	6	3	8	2
200	3	140	0	-55	0.08	1.256	50	41	13	2	7	2
300	3	130	0	-25	0.125	0.895	90	75	16	2	7	2
400	3	100	0	-30	0.05	0.95	60	60	8	3	8	2
500	3	140	0	-30	0.055	1.39	120	120	10	2	7	2

For the current resource update in San Francisco deposit, the interpolation process was relaxed to allow multiple domains to inform blocks on each interpolation run, because the remaining resources are predominantly gabbro (Rock Code 11).

     14.3.8      Mineral Resource Classification

Mineralized zones in the San Francisco and La Chicharra deposits are classified as a mineral resource according to the CIM definitions. The mineralized zones display good geologic continuity, as demonstrated by the drill results.

The categorization criteria applied to the resource estimate are as follows:

  Blocks within 20 m of a sample are considered measured, based upon a pass finding 3 drill holes with maximum of 2 samples per hole.

  Blocks between 20 m and 40 m from a sample are considered indicated, based upon a pass finding 2 drill holes with maximum of 2 samples per hole.

  Any blocks further than 40 m from a sample are considered inferred.

     14.3.9      Block Model Validation

The block model was validated using three methods:

1.	Statically – The gold grades of the 3-m composites grouped by domain were compared against the grades of the interpolated blocks.

2.	Trend Analysis – The interpolated block grades and the average grades of the 3-m composites were compared in swath plots at 50-m intervals in the east-west direction.

3.

Visually – Using Gemcom, Micon visually examined vertical sections, comparing the drill hole trace samples against the block model grade distribution, to ensure that the original sample grades and the block grades agree and that they are reasonably related in space.

All three validation procedures gave satisfactory results, sufficient to conclude that the block model can be used with confidence for the estimation of resources and reserves.

     14.3.10    Resource Pit Optimization and Economic Parameters

Once Micon had audited and accepted the Alio block models, Alio proceeded to run a pit optimization program in order to estimate the resources. The gold price used for estimating resources was USD 1,350 per ounce.

The parameters used in the pit optimization for the estimation of the resources are summarized in Table 14.8. They are the parameters determined by Micon and Alio, taking into account the actual costs obtained from the operation.

Pit bench heights were set at 6 m (the block height used in the model) and slope angles were based on inter-ramp angles recommended by Golder Associates in its December, 1996, report, adjusted to allow for haul roads of 25 m width.

Table 14.8
Pit Optimization Parameters for the April 1, 2017 Resource Estimate for the San Francisco and La
Chicharra deposits

Area	Costs
San Francisco Mine	Description	Units	Amount
	Waste mining cost	USD/t	1.90
	Ore mining cost	USD/t	1.90
	Process cost	USD/t	3.35
	G & A cost	USD/t	0.47
	Gold price	USD/oz	1,350
	Rock Densities and Recoveries
	Name/code	Density	Recovery %
	Diorite (2)	2.72	60.50
	Gneiss (4)	2.75	75.29
	Granite (5)	2.76	85.70
	Schist (6)	2.75	71.70
	Lamprophite dike (8)	2.76	60.50
	Pegmatite (10)	2.85	71.70
	Gabbro (11)	2.81	70.16
	Conglomerate (12)	2.00	71.70
	General Recovery		73.00
La Chicharra Mine	Costs
	Description	Units	Amount
	Waste mining cost	USD/t	1.45
	Ore mining cost	USD/t	1.45
	Process cost	USD/t	3.35
	G & A cost	USD/t	0.47
	Gold price	USD/oz	1,350
	Rock Densities and Recoveries
	Name/code	Density	Recovery %
	All Rock (100-500)	2.9	76.69
	General Recovery		76.69

Table provided by Alio Gold Inc.

The mineralization in the underground resource estimate presented in the February, 2016, Technical Report was moved back into open pit resource, with a planned pushback along the southern wall. No underground resources have been estimated for this report.

14.3.10.1   Mineral Resource Statement

The pit shell adopted for reporting resources was estimated at a gold price of USD 1,350/troy ounce, using the economic parameters summarized in Table 14.8, the drilling database as of March, 2017 and the topographic surface as April 1, 2017. The mineral resource, as estimated by Alio and audited by Micon, has been presented previously in Table 14.1. This resource estimate includes the mineral reserve described subsequently, and has an effective date of April 1, 2017.

Micon recommends that Alio use the April 1, 2017 mineral resource estimate contained in Table 14.1 as the stated mineral resource estimate for the San Francisco Project (San Francisco and La Chicharra deposits), as this estimate recognizes the use of 0.121 g/t gold and 0.115 g/t gold, respectively, as the open pit cut-off grades, the grades at which the mineralization would meet the parameters for potential economic extraction.

15.0       MINERAL RESERVE ESTIMATES

Having established a simple ultimate pit shell from the resource pit optimization analysis, Alio designed an open pit, with haul roads 25 m wide, and prepared a production schedule for the extraction of the measured and indicated mineral resources contained within the pit.

The reserve estimate completed by Alio as of April 1, 2017 and audited by Micon in May. 2017, is compliant with the current CIM standards and definitions specified by NI 43-101, and supersedes all previous reserve estimates for the San Francisco mine. In addition, Alio has carried out a reserve estimate for its second deposit, La Chicharra, which has also been audited by Micon and is presented in this report.

15.1       CIM MINERAL RESERVE DEFINITIONS AND CLASSIFICATIONS

The latest edition of the CIM definitions and standards was adopted by the CIM council on May 10, 2014, and includes the definition of modifying factors that allow resources to become reserves and reserve definitions as reproduced below.

Modifying Factors

“Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.”

Mineral Reserve

“Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.”

“A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.”

“The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.”

“The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.”

“Probable Mineral Reserve”

“A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.”

“The Qualified Person(s) may elect, to convert Measured Mineral Resources to Probable Mineral Reserves if the confidence in the Modifying Factors is lower than that applied to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study.”

“Proven Mineral Reserve”

“A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.”

“Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect the potential economic viability of the deposit. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a Pre-Feasibility Study. Within the CIM Definition standards the term Proved Mineral Reserve is an equivalent term to a Proven Mineral Reserve.”

15.2       MINERAL RESERVE ANALYSIS

     15.2.1      Reserve Pit Optimization and Economic Analysis

Once Micon had audited and accepted the resource estimates, Alio proceeded to run a pit optimization program in order to estimate the reserves. The gold price used for estimating the reserves at the San Francisco Project was USD 1,250 per ounce.

The parameters used in the pit optimization for the estimation of reserves are the same as those described previously in connection with the estimation of resources.

15.3       MINING RECOVERY AND DILUTION

Mining recovery has been estimated at 98% for both the San Francisco and La Chicharra deposits. Micon agrees with this estimate, as it is based on actual experience at the mine.

The dilution for the San Francisco and La Chicharra deposits varies, up to 4%, depending on the pit phases.

15.4       APRIL 1, 2017 STATEMENT OF THE MINERAL RESERVE ESTIMATE

Table 15.1 presents the reserves estimated within the pit design outline, including mine recovery and dilution factors.

Table 15.1
Mineral Reserves within the San Francisco and La Chicharra Pit Design (April 1, 2017) after Mining
Recovery and Dilution

PIT	Classification	Metric tonnes	Gold (g/t)	Contained Gold Ounces
San Francisco Pit	Proven	27,048,000	0.578	502,500
	Probable	12,083,000	0.579	224,700
	Total	39,131,000	0.578	727,200
La Chicharra Pit	Proven	2,329,000	0.471	35,200
	Probable	5,328,000	0.551	94,300
	Total	7,657,000	0.526	129,600
La Chicharra Pit NW OP	Proven	170,000	0.434	2,400
	Probable	363,000	0.431	5,000
	Total	533,000	0.432	7,400
La Chicharra Pit North OP	Proven	72,000	0.638	1,500
	Probable	200,000	0.437	2,800
	Total	272,000	0.490	4,300
Total Pits	Proven	29,619,000	0.569	541,600
	Probable	17,974,000	0.566	326,900
	Total	47,593,000	0.568	868,500
San Francisco Mine	Low Grade Stockpile	7,199,000	0.26	60,200
San Francisco Mine	Total Pits + Stockpile	54,792,000	0.527	928,700

The proven and probable reserves in Table 15.1 have been derived from the measured and indicated mineral resources summarized in Table 14.1 and account for mining recovery and dilution. The figures in Table 15.1 have been rounded to reflect that they are estimates.

The mineral reserve estimate has been reviewed and audited by Micon. It is Micon’s opinion that the April 1, 2017 mineral reserve estimate has been prepared in accordance with the CIM standards and definitions for mineral reserve estimates and that Alio can use this estimate as a basis for further mine planning and operational optimization at the San Francisco Project (San Francisco and La Chicharra pits).

15.5       RECONCILIATION

Alio conducted a reconciliation of the model to the mine production in March, 2017. The reconciliation focused its analysis on improving the geological model, as well as auditing the production records from the mine and leach pads. The overall percent difference between the resource model and the material sent to the leach pads was 3% which, in Micon’s opinion, is a very good reconciliation result.

     15.5.1     Review

The reconciliation of the reserves prepared by Alio was on monthly basis from January, 2016, to March, 2017, and was based on the geological block model constructed by Alio and audited by Micon.

The mine reserves reconciliation comprised two parts:

1.	Block model compared to the mine ore polygons constructed using the blast hole data, with both constrained to mined-out solids.

2.	Mine ore polygons compared to the heap leach ore. The reconciliation was reported using the overall cut-off grade of 0.20 g/t Au.

The tonnage and contained ounces predicted by the resources block model are less 3% on the tonnage and 4% positive on the grade, using the overall cut-off grade of 0.2 g/t Au.

Micon recommends that, for future reconciliations:

  Alio constructs a 3D mineralization model that is snapped to the drill holes and ceases using the current method of extruding the flat polygons between sections to create the resource model.

  In zones of potentially high grade gold, the resources should be modelled separately, using an appropriate cut-off based on local statistics. This will help minimize the smoothing and gain more control over spatial grade distribution within the model.

  Alio should not use partial blocks for the mineralized envelopes, but use the 50% rule instead. As the block size (5 x 5 x 6 m) is small enough, there is no need to apply a percentage to the blocks since the exploration data do not provide that level of precision.

16.0       MINING METHODS

Mining at the San Francisco Project is conducted by a contractor, using open pit mining methods.

16.1       PRODUCTION TO DATE

The San Francisco mine resumed commercial production in April, 2010. Table 16.1 summarizes production from April, 2010 to the end of March, 2017, by quarter. Ore of lower grade is being stockpiled for processing at the end of the mine life. Alio reports that, at the end of March, 2017, that a total of 8.121 Mt at an average grade of 0.260 g/t gold had been placed on the low-grade stockpile since 2010, as shown in Table 16.2. However, Alio has processed some of the stockpile material and the actual low grade stockpile contains 7,199 MT at an average grade of 0.26 oz/t gold as of the date of this report.

During July, 2011, Alio expanded of the crushing system to 15,000 t/d. In December, 2012, a new crushing circuit was installed to provide a capacity of 5,000 t/d. In August, 2013, the second crushing circuit was expanded by 2,000 t/d. The total current processing rate is 22,000 t/d and has been operating at this rate since the 2013 Technical Report was released.

Figure 16.1 to Figure 16.4 are views of the San Francisco pit during the Micon site visits in July, 2011, August, 2013, February, 2016 and May, 2017. Figure 16.5 and Figure 16.6 are views of the La Chicharra pit during the Micon site visit in February, 2016 and May, 2017. In order to demonstrate the yearly growth of the San Francisco pit since Alio resumed mining in 2009 and the extent of the mining scheduled to 2023, a plan view of the current pit (Figure 16.7) outlining the locations of a longitudinal section (Figure 16.8), and a cross-section (Figure 16.9) of the pit, have been created showing the annual pit limits in these areas. The yearly growth of and the extent of the mining to 2021 for the La Chicharra pit is demonstrated in Figure 16.10 (plan view), Figure 16.11 (longitudinal section) and Figure 16.12 (cross-section).

16.2       OPEN PIT MINE DESIGN

16.2.1     Geotechnical Studies and Slope Design Criteria

The previous owners of the property, Geomaque de Mexico, retained Golder Associates (Golder) to conduct a geotechnical study on the San Francisco pit in December, 1996. Golder’s scope of work was to carry out site investigations, testing and analysis to develop slope angle recommendations for the pit design.

The recommended overall slope angles ranged from 37° for single 6 m benches along the northeast facing slopes, to a maximum of 56° for double-benching in schist units. Golder presented a table of recommended inter-ramp slope angles and catch bench widths to achieve the recommended overall slope angles.

Table 16.1
San Francisco Project, Alio’s Annual Production from April, 2010 to the End of March, 2017 (by Quarter)

Table 16.2
San Francisco Project, Alio’s Annual Ore Stockpiled from April, 2010 to the End of March, 2017 (by Quarter)

Year	Quarter	Low Grade Stockpile (Dry Tonnes)	Average Grade (g/t Gold)
2010	April - June	77,828	0.366
	July - September	24,324	0.344
	October - December	48,730	0.320
2011	January - March	395,254	0.258
	April - June	379,778	0.276
	July - September	671,185	0.276
	October - December	812,586	0.274
2012	January - March	804,585	0.271
	April - June	791,775	0.252
	July - September	842,973	0.229
	October - December	526,800	0.265
2013	January - March	399,784	0.261
	April - June	456,950	0.248
	July – September	445,603	0.255
	October - December	349,338	0.253
2014	January - March	288,021	0.259
	April - June	399,075	0.245
	July – September	67,598	0.245
	October - December	158,625	0.225
2015	January - March	112,206	0.257
	April - June	47,446	0.283
	July – September	16,030	0.409
	October - December	968	0.328
2016	January - March	3,966	0.244
	April - June	0	0
	July - September	0	0
	October - December	0	0
2017	January - March	0	0
	TOTAL	8,121,428	0.260

Table provided by Alio Gold Inc.

Figure 16.1
View of the San Francisco Pit in July, 2011 (Looking West-Northwest)

Figure 16.2
View of the San Francisco Pit in August, 2013 (Looking East-Northeast)

Figure 16.3
View of the San Francisco Pit in February, 2016 (Looking East-Northeast)

Figure 16.4
View of the San Francisco Pit in May, 2017 (Looking East-Northeast)

Figure 16.5
View of the La Chicharra Pit in February, 2016 (Looking to the East)

Figure 16.6
View of the La Chicharra Pit in May, 2017 (Looking to the West Northwest)

Figure 16.7
Plan View of the Current San Francisco Pit Showing the Location of the Longitudinal and Cross-Sections Demonstrating the Growth of the Pit Since 2009 with the Projected Growth to 2023

488,000
489,000
3'358,000
3'357,000
N
Waste Dump
San Francisco Pit
Section 3357580 N
Las Barajitas Pits
Section 488700 E
Waste Dump
0
250
meters

Figure provided by Alio Gold Inc. Figure dated May, 2017.

Figure 16.8
Longitudinal Section (3357580 North) Demonstrating the Growth of the San Francisco Pit Since 2009 with the Projected Growth to 2023

488000 E
488500 E
489000 E
Looking North
West
East
800 msnm
San Francisco Pit
600
EVOLUTION OF OPEN PIT PROFILE
400
Original Pit Limit
December 2009 Pit Limit
December 2010 Pit Limit
December 2011 Pit Limit
December 2012 Pit Limit
December 2013 Pit Limit
December 2014 Pit Limit
December 2015 Pit Limit
December 2016 Pit Limit
Mine Plan 2023
200
Section North 3357580
Graphic Scale
0
500 m.

Figure provided by Alio Gold Inc. Figure dated May, 2017.

Figure 16.9
Cross-Section (488700 East) Demonstrating the Growth of the San Francisco Pit Since 2009 with the Projected Growth to 2023

3357000 N
3357500 N
3358000 N
South
Looking West
North
800 msnm
San Francisco Pit
600
400
200
EVOLUTION OF OPEN PIT PROFILE
Original Pit Limit
December 2009 Pit Limit
December 2010 Pit Limit
December 2011 Pit Limit
December 2012 Pit Limit
December 2013 Pit Limit
December 2014 Pit Limit
December 2015 Pit Limit
December 2016 Pit Limit
Mine Plan 2023
Section East 488700
Graphic Scale
0
500 m.

Figure provided by Alio Gold Inc. Figure dated May, 2017.

Figure 16.10
Plan View of the Current La Chicharra Pit Showing the Location of the Longitudinal and Cross-Sections Demonstrating the Growth of the Pit Since 2009 with the Projected Growth to 2021

Ponds
Heap Leach
486,200 E
486,600 E
487,000 E
487,400 E
3'358,400 N
La Chicharra
NW Pit
N
La Chicharra
North Pit
3'358,000 N
Sect 3,357,950
La Chicharra Pit
Waste Dump
3'357,600 N
Sect 486,700
0
200
meters

Figure provided by Alio Gold Inc. Figure dated May, 2017.

Figure 16.11
Longitudinal Section (3,357,950 North) Demonstrating the Growth of the La Chicharra Pit Since 2009 with the Projected Growth to 2021

486500 E
487000 E
487500 E
West
East
800 mamsl
La Chicharra Pit
600
400
EVOLUTION OF OPEN PIT PROFILE
Original Pit Limit
December 2015 Pit Limit
December 2016 Pit Limit
Mine Plan 2021
Section North 3357950
meters
0
500
Figure provided by Alio Gold Inc. Figure dated May, 2017.

Figure 16.12
Cross-Section (488,700 East) Demonstrating the Growth of the La Chicharra Pit Since 2009 with the Projected Growth to 2021

3357000 N
3357500 N
3358000 N
South
North
600 msnm
La Chicharra Pit
600
400
EVOLUTION OF OPEN PIT PROFILE
Original Pit Limit
December 2015 Pit Limit
December 2016 Pit Limit
Mine Plan 2021
Section East 486700
meters
0
500

Figure provided by Alio Gold Inc. Figure dated May, 2017.

Alio used the Golder recommendations when carrying out the pit optimization analysis and included an allowance for 25 m ramp widths. In July, 2012, Molimentales received the results of a new geotechnical analysis of the pit it had commissioned from Call & Nicholas, Inc. (CNI).

The purpose of the study conducted by CNI was:

1.	To determine optimum inter-ramp slope angles and bench design parameters for the final San Francisco pit design.

2.	To identify and analyze any potential major instability that would represent a significant cost or interference to the mine operations.

3.	To provide recommendations for slope management over the life of the mine.

Stability analyses included bench scale Backbreak analysis, from which the expected distribution of bench face angles and reliability schedules were developed. The Backbreak analysis relied on a cell-mapping program conducted along existing pit benches. Average and minimum bench face angles for individual cells were recorded concurrently with the mapping. The bench face angle database confirmed the pit wall geometries that are currently being achieved at San Francisco. Discrete faults with lengths exceeding roughly 40 m were analyzed to determine their potential for forming viable failure geometries along final pit walls.

16.2.1.1     Design Recommendation

CNI’s recommended inter-ramp slope angles are based on bench geometries that resulted from the Backbreak analysis, using an 80% reliability of achieving the required 7.0 -m catch bench width for a double-bench configuration and an 8.2 -m catch bench width for a triple-bench slope configuration. The recommended slope design angles are based on the following considerations:

  Recommended slope angles are the flattest inter-ramp slopes resulting from three analytical analyses: the Backbreak bench analysis, the inter-ramp (multibench) slope analysis and the overall slope analysis. Resulting inter-ramp slope angles for 12-m double benching range from 39° to 50°; angles for 18-m triple benching range from 42° to 52°.

  The recommended slope angles require average bench face angles of at least 72°. Accordingly, a blast control program to minimize damage to final pit walls will be necessary.

  Double and triple benching (12 and 18 m) is recommended for most of the final pit walls. Double and triple bench geometries should have minimum catch bench widths of 7.0 and 8.2 m, respectively. Recommended mine planning catch widths range from 8.7 m to 13.1 m.

  Single benching (6 m) is recommended for upper slope segments that are composed of either alluvial material, or mine waste dump. Slopes composed of these materials may be designed at a continuous 37° inclination, provided that a total height of about 40 m is not exceeded.

The inter-ramp slope angles were determined for static seismic conditions. The impact of an earthquake on rock slope stability is considered minimal. The reported slope angles are also based on depressurized pit slopes.

16.2.1.2    Impact of Groundwater on Slope Stability

CNI’s recommended slope angles assume adequately drained (depressurized) slopes. The Backbreak analysis assumed depressurized conditions on mine benches, and inter-ramp stability analyses were performed for both saturated and depressurized conditions. Preliminary observations suggest that the final pit walls may be relatively free-draining, precluding the development of any excessive pore pressure buildup. It appears that draining will occur mostly through major faults and the more fractured ground surrounding these faults. This assumption should be confirmed once data are available from the piezometer monitoring and from the water seepage record for the pit wall, as the pit deepens.

16.2.2      2016 Southwall Stability

In December, 2016, the south wall at the San Francisco pit was affected by a transversal failure which could potentially compromise the mining operations in the area, if the deformation were to resume movement.

In March, 2017, Alio started a monitoring program with the assistance of Ground Pro, in order to determinate, in real time, what is occurring in the area of the failure and the extent of the deformation occurring after blast events and rainfall, to identify and determine the extent of the potential risk to the mining operations within the San Francisco pit. As of the date of this report, Alio’s monitoring shows no further movement in the area of the December, 2016 transversal failure.

16.2.3      Hydrological Considerations

During its site inspection, Micon observed that the existing pit walls were generally dry, with a few minor seepages along shear zones. At the end of 2010, a hydrogeological study was conducted by Investigación y Desarrollo de Acuíferos y Ambiente (IDEAS) around the pit, to evaluate the hydrological regime in this area. A number of piezometers were installed to monitor the water flow surrounding the pit (Figure 16.13) .

Figure 16.13
Piezometer (PFP-01A) Installed to Monitor Water Flow Surrounding the Pit

16.2.4      Phased Pit Designs

Before Alio commenced mining within the San Francisco pit, pit designs were revised from the two mining phases developed previously by IMC, to three mining phases designed by Alio. The latter designs were used for re-starting operations, in order to achieve a favourable distribution of waste tonnage during the mine life and enhance the availability of heap leach feed.

In 2010, the three-phase open pit design was extended to incorporate the additional resources delineated to the northwest of the previous pit outline. Additional drilling has now extended the pit limits by 70 to 100 m and a fifth pit phase was added to the design. The first phase was completely mined in the first quarter of 2012.

The reserves for the La Chicharra pit have also now been incorporated into the formal mine plan. The La Chicharra pit is located 1,000 m west of the San Francisco pit and was previously operated by Geomaque. Drilling has delineated additional resources and a pit design has been developed based on the USD 1,200/oz gold optimized pit shell.

Figure 16.14 shows the final pit designs for the San Francisco and La Chicharra pits.

Figure 16.14
San Francisco and La Chicharra Final Pit Designs, Dumps and Low Grade Stockpile Layout

EXPLANATION
1 Main Gate
2 Water Well #1
3 ADR Plant 1
4 Exploration Office
5 Operation Office
6 ADR Plant 2
7 Fresh Water Tanks
8 Fine Crushing Circuit
9 New Crushing Circuit
10 Water Well #3
11 Water Well #4
12 Water Well #2
13 Low Grade Stock
14 Leach Pads
15 New Leach Pads
16 La Chicharra Pit
17 San Francisco Pit
18 La Chicharra Waste Dump
19 La Chicharra Waste Dump Project
20 San Francisco West Waste Dump
21 San Francisco West Waste Dump Project
22 San Francisco South-West Waste Dump Project
23 San Francisco South Waste Dump Project
24 Las Barajitas Area Waste Dump Project
25 Ponds
26 New crushing facilities
27 La Chicharra West Pit
28 La Chicharra North Pit
29 Las Barajitas Pits
TOWN
OLD LEACH PAD
3'358,000
3'356,000
487,000
489,000
N
0
500
meters
Figure provided by Alio Gold Inc. and figure is dated as of May, 2017

In addition to the open pit, Alio previously conducted an investigation into whether or not it is economical to conduct limited underground mining beneath the southern pit wall of the San Francisco pit. In 2015, Alio conducted limited underground drifting to expose the mineralized lenses outlined in preliminary drilling. In September, 2015, Alio ceased the underground drifting after exposing the mineralization along two lenses. Alio was contemplating doing further drilling to define the extent of the mineralization exposed in the workings and also to assist it in deciding the best underground mining method, should it proceed with mining these lenses.

In the latest open pit design, the mineral resources previously identified to be mineable via underground mining methods will be recovered by conducting a pushback of the pit all in the southern direction towards the waste dumps. This pushback will constitute a fifth phase of mining at the San Francisco pit.

16.2.5      Waste Rock Management

Existing waste rock dumps are located to the south of the San Francisco open pit, close to the pit rim and cannot be extended to the north. They are also limited to the east by a property boundary and to the west by the natural hills. Accordingly, the existing dumps will be extended further south, where adequate space does exist. Previously, with the expansion of the reserves, additional waste dump volume was required and a site located northwest of the pit was identified that would contain the majority of waste rock produced during the mine life. A condemnation drilling program was conducted and waste is currently being dumped in this area.

16.2.6      Mine Operations

All mining activities are being carried out by the contractor, Peal Mexico, S.A. de C.V., of Navojoa, Mexico. The contractor is obliged to supply and maintain the appropriate principal and auxiliary mining equipment and personnel required to produce the tonnage mandated by Alio, in accordance with the mining plan. Table 16.3 is summary of the contractor’s mining equipment currently in place.

Alio provides contract supervision, geology, engineering and planning and survey services, using its own employees.

Further discussions related to the mining contract are included in Section 19.

Table 16.3
Contractor’s Mining Equipment

Brand	Model	Quantity	Type
CATERPILLAR	777F	14	Trucks
KOMATSU	785	9	Trucks
KENWORTH	T300	1	Auxiliary
CATERPILLAR	D10T	1	Dozer
CATERPILLAR	D8T	3	Dozer
INGRESOLL	2475	3	Auxiliary
INGRESOLL	Power Generator	3	Auxiliary
CATERPILLAR	775B	3	Water truck
CATERPILLAR	834G	2	Dozer
CATERPILLAR	16M	2	Grader
CATERPILLAR	CS583	1	Pipe Layer
CATERPILLAR	993K	2	Loader
KOMATSU	PC2000	3	Shovel
KOMATSU	1250	1	Shovel
ATLAS COPCO	DML	2	Drilling
ATLAS COPCO	DM45	7	Drilling
SANDVIK	1500	1	Drilling
ATLAS COPCO	Roc L6	1	Drilling
CATERPILLAR	535	1	Roller

Table provided by Alio Gold Inc.

17.0       RECOVERY METHODS

17.1       PROCESSING DESCRIPTION

     17.1.1      Crushing and Conveying

Ore extracted from the pit is transported in 100 t capacity haulage trucks and fed directly into the gyratory primary crusher with dimensions of 42 x 65 inches. The primary crusher has a nominal capacity of 900 t/h. The crushed product is then transported on conveyor belts to a coarse ore stockpile with a capacity of 6,000 t.

Two feeders beneath the coarse ore stockpile deliver the material to a conveyor belt for transport to the secondary crushing circuit. The ore is screened at 12.5 mm (½ inch). Screen undersize reports to the final product, while screen oversize is fed to two secondary crushers.

Product from the secondary crushers is transported on conveyor belts to the tertiary crushing circuit, which comprises three parallel tertiary crushers operating in closed circuit with screens. The minus 12.5 mm undersize from the screens is delivered to the leach pad. This crushing circuit had a nominal capacity to deliver 16,000 t/d of crushed material to the leach pads, but typically operates at 15,000 t/d.

By August, 2013, Alio had installed a new crushing circuit with a capacity for processing an additional 7,000 t/d. This circuit comprises one jaw primary crusher, two secondary crushers, three tertiary crushers, screens and conveyors.

The current crushing operating rate is 22,000 t/d. At the time of writing this Technical Report, Alio does not have any additional plans to increase throughput of the crushing and conveying systems for the San Francisco mine.

Alio is working on improving the recovery within the leach pads by finer crushing in both crushing circuits from P100 = 12.50 mm to P100 = 9.53 mm (P80 = 8.50 mm). Both crushing circuits must be upgraded to maintain a throughput of 22,000 t/d at the finer crush sizes.

In the original crushing circuit, the three tertiary crushers will be replaced with larger units and the screen decks will be replaced according to the new finer gradation requirements.

The 7,000 t/d crushing circuit, will also be upgraded. New equipment has been procured, is already on site and will be installed in the near future.

These upgrades are expected to be completed by the first quarter of 2018.

     17.1.2      Leaching

Product from the crushing plant is transported to the leach pad on overland conveyors and deposited on the pad with a stacker, forming 8 m to 12 m high lifts. A bulldozer is used to level the surface of each lift. The irrigation pipelines are then installed to distribute the leach solution over the entire surface of the lift. The design primary leach time is reported to be 180 days although in practice this can be extended when leaching a lift placed above the original placed material.

Alio has constructed the leach pads and has 6 different phases for depositing, based on the permits granted by the Mexican Environmental Agency (PROFEPA, Procuraduría Federal de Protección al Ambiente). Table 17.1 summarizes the leach pad phases based upon the permits acquired. Figure 17.1 is a photograph of the heap leach pads, as viewed from the road to the La Chicharra pit with, Phase 6 under construction in the foreground.

The leach solution consists of 0.05% sodium cyanide with lime addition to obtain a pH of 10.5 to 11. The solution percolates to the bottom of the lift and flows to the channel that carries the solution to the pregnant solution storage pond, from which it is pumped to the adsorption, desorption and recovery (ADR) plants.

Barren solution exiting the ADR plants flows to the barren solution storage pond where fresh water and sodium cyanide are added, before being pumped back to the leach pad.

     17.1.3      Adsorption/Desorption/Recovery (ADR) Plants

Pregnant leach solution is fed to the first adsorption plant which consists of 2 parallel lines of carbon columns, each with 5 tanks in series, through which the carbon is advanced counter-currently to the solution flow. One line of columns contains approximately 2.0 t of carbon and the other 2.5 t. Gold is adsorbed on the carbon to a concentration of approximately 5,000 g/t. Desorption of the carbon is achieved in a Zadra type elution circuit. Gold is recovered by an electrowinning circuit comprising stainless steel electrodes in a stainless steel electrolytic cell. The stainless steel cell and cathodes are relatively new and replace the original polypropylene cell with steel wool cathodes. The use of stainless cathodes is more efficient, as it eliminates the smelting of substantial quantities of steel wool, which requires substantially more flux and can lead to inferior grade doré.

Installation of a new line of carbon columns (second ADR plant) with 5 tanks containing approximately 6 t of carbon, and a design flow of 3,500 USGM (805 m3/h), was completed in August, 2011, to increase the production capacity.

Figure 17.2 is a view of the second ADR plant taken during the May, 2017 Micon site visit.

Table 17.1
Summary of the Leach Pad Phases Based Upon the Permits Acquired for the San Francisco Mine

# Phase	Duration	Surface	Nominal Capacity	Capacity to date	Status
1 & 2	November, 2009 to November, 2013	36 ha	23 Mt	22 Mt	Releached
3	November, 2013 to August, 2015	25 ha	16 Mt	16 Mt	On Irrigation
4	August, 2015 to October, 2016	16 ha	10 Mt	10 Mt	On Irrigation
5	October, 2016 to June, 2017	12 Ha	8 Mt	3 Mt	Depositing ore
6	June, 2017 to September, 2018	17 ha	10 Mt	----	In Construction

Table provided by Alio Gold Inc.

Figure 17.1
Heap Leach Pads as Viewed from the Road to the La Chicharra Pit with Phase 6 Under Construction in the Foreground

Figure 17.2
View of the Second ADR Plant

A new stripping circuit with a capacity of 5.5 t of carbon has been added to the process. In March, 2017, this new circuit started full operations. The target is to improve the stripping efficiency to an average of 95%.

In March, 2017, Alio initiated a process to separate the drainage solution from old leach pads (Phases 1 and 2) to a parallel intermediate solution process which continually recirculates this drained solution until it is enriched enough to process (minimum average solution grade of 0.13 ppm Au). Additional equipment and piping was added in order to process the 8,000 m3/d recirculated from the old leach pads.

An additional carbon tank with a capacity of 6 t of activated carbon (similar at the existing ones in ADR Plant #2) for capturing the gold from the old phases has been added to the circuit.

     17.1.4      Process Plant Layout

Figure 17.3 to Figure 17.8 show the fine crushing circuit, the new crushing circuit, plan view of the crushing circuit, view of the crushing circuit from the San Francisco pit lookout, solution balance and the overall gold recovery circuit flowsheet. Figure 17.7 incudes the additional tank built (May, 2017) to capture the gold that comes from the old leach pads (Phases 1 and 2). Figure 17.8 includes the increased the stripping capacity of 8 t of carbon per day instead of 6 t per day previously included in the circuit.

Figure 17.3
Fine Crushing Circuit Actual Flowsheet (at 80% passing 9.5 mm)

SANDVIK
PlantDesigner
Flow Sheet Calculations
External Version
2017-05-16
Mina San Francisco
Drawn by
I. Marin
Project:
Circuito 1 @750 MTPH, P100 = 1/2"
Revised by:
F. Del Castillo
Approved by:
Project no:
Flowsheet no:
Stockpile (#15)
Stockpile (#16)

Figure 17.4
New Crushing Circuit Actual Diagram (80% passing 9.5 mm)

Alimentación de TBD-01
Producto de Quebradora de Quijada
MyFeed
Gabbro
1
SD 2.85 t/m3
Cr 39 %
Abr 1227 g/t
t/h
2
3
~Quebradora Terciaria 3
4
~Quebradora Secundaria
FS 403
#25 mm
#19 mm
#12 mm
5
Criba Terciaria 3
~FS 403
7
Cribas Terciarias 1 y 2
8
10
HP400
sh medium
9
HP400
sh medium
Quebradoras Terciarias 1 y 2
6

Figure 17.5
Plan View of the Current Crushing Facilities 1

Figure 17.6
View of the Crushing Facilities and Heap Leach Pads as Seen from the Lookout at the San Francisco Pit (Zoom Lens)

Figure 17.7
Heap Leach Circuit Showing the Solution Balance

Figure 17.8
Overall Gold Recovery Circuit (ADR) Flowsheet

Figure 17.9 and Figure 17.10 show the proposed upgrade to crushing circuit 1 and the redesign to crushing circuit 2, so that 100% of the material can be crushed to finer than 9.5 mm.

Figure 17.9
Crushing Circuit 1 Proposed Upgrade - Flowsheet (100% passing 9.5 mm)

Figure 17.10
Crushing Circuit 2 Proposed Redesign – Flowsheet (100% passing 9.5 mm)

     17.1.5      Manpower

The current process plant manpower is summarized in Table 17.2.

Table 17.2
Manpower at the San Francisco Mine Process Plant and Associated Facilities

Department	Description	Quantity
ADR plant	Superintendent / Supervisor	7
	Hourly personnel	36
Leach	Superintendent / Supervisor	3
	Hourly personnel	14
Crushing	Superintendent / Supervisor	9
	Hourly personnel	56
Laboratory	Superintendent / Supervisor	9
	Hourly personnel	23
TOTAL		157

Table provided by Alio Gold Inc.

     17.1.6      Consumables and Maintenance

The typical average usage rates and costs of process reagents are summarized in Table 17.3.

Table 17.3
San Francisco Process Reagents (Consumables) Usage Rates and Costs

Reagents	Consumption (Unit/tonne)	Annual Cons (Unit/year)	Unit Cost (USD)	Annual Cost (USD)
Antiscalent	0.024 L	189,899 L	2.41	461,305
Sodium Cyanide	0.330 kg	2,621 t	1.87	4,955,417
Caustic Soda	0.038 kg	301 t	0.38	116,136
Lime	0.544 kg	4,328 t	0.16	714,739
Carbon	0.007 kg	59 t	4.04	239,751
Hydrochloric Acid	0.017 kg	135 t	0.26	35,840
Propane	0.116 L	922,168 L	0.37	341,083
Total cost				6,864,271
Total cost per tonne				0.855

Table provided by Alio Gold Inc.

18.0       PROJECT INFRASTRUCTURE

18.1       ADMINISTRATION, ENGINEERING AND EXISTING INFRASTRUCTURE

Figure 18.1 shows the 2016 San Francisco mine site layout, with the current operations and the pit, leach pads, waste storage expansion, the low grade ore stockpile and the area around the La Chicharra pit.

Figure 18.1
2016 General Site Layout

     18.1.1      Manpower Organization

The current total manpower at the San Francisco mine is shown in Table 18.1, excluding the mine contract personnel.

Table 18.1
Total Manpower for the San Francisco Mine

Department	Description	Quantity
ADR Plant	Superintendent/Supervisor	7
	Hourly Personnel	36
Leach	Superintendent/Supervisor	3
	Hourly Personnel	14
Crushing (incl. Mec Maint.)	Superintendent/Supervisor	9
	Hourly Personnel	56
Warehouse	Supervisor	1
	Hourly Personnel	5
Exploration	Superintendent/Supervisor	0
	Hourly Personnel	0
Direction	General Manager	1
	Superintendent/Supervisor	4
Geology	Superintendent/Supervisor	3
	Hourly Personnel	13
Mine	Superintendent/Supervisor	3
	Hourly Personnel	1
Engineering	Superintendent/Supervisor	3
	Hourly Personnel	3
Laboratory	Superintendent/Supervisor	9
	Hourly Personnel	23
Metallurgy	Superintendent/Supervisor	3
	Hourly Personnel	6
Electrical Maintenance	Superintendent/Supervisor	4
	Hourly Personnel	13
Administrative/Accounting	Superintendent	1
	Supervisor/Assistant	4
Purchasing	Superintendent	2
	Supervisor/Assistant	2
Human Resources	Superintendent/Supervisor	1
	Hourly Personnel	5
Safety and Environment	Superintendent/Supervisor	9
	Hourly Personnel	2
TOTAL		246

Table provided by Alio Gold Inc. in May, 2017.

    18.1.2     Offices, Workshops and Stores

Office space is provided in a structure of approximately 450 m2, located on the property, southeast of the ADR plant. The building has adequate working space for the on-site mine administration and also provides basic catering and ablution facilities.

A vehicle workshop, south of the ADR plant and north of the open pit, occupies more than 660 m2 and accommodates the off-road haul trucks, excavators and ancillary vehicles used in the open pit mining operation.

A general warehouse of approximately 200 m2, located north of the ADR plant, accommodates process reagents and mechanical spares. Bulk lime for the heap leach process is stored in a silo near the crushing plant.

A new building was completed in December, 2010, to house the exploration offices. This office space is approximately 150 m2, and provides adequate working space and basic ablution facilities. It is located east of the original ADR plant.

A 1,500 m2 core and sample storage facility (Figure 18.2, Figure 18.3 and Figure 18.4), north of the ADR plant, was completed in 2013. This facility provides permanent and secure storage for both the diamond drill core and pulp samples, as well as hosting the new sample preparation facilities for the exploration department. The rear half of the building is currently being used as a secure storage facility for reagents used in the ADR plants.

A 1,500 m2 general warehouse expansion, located north of the ADR plant, was completed in January, 2014. The facility accommodates mechanical spares and other consumables.

Figure 18.2
Exploration Sample Storage and Preparation Facility

Figure 18.3
Core Stored in the Exploration Sample Storage and Preparation Facility

Figure 18.4
Pulp Samples Stored in the Exploration Sample Storage and Preparation Facility

    18.1.3     Electrical Power Supply

Electrical power supply to the mine is delivered through a 33 kV overhead line from the utility company, Comisión Federal de Electricidad (CFE). From the main metering point, the power is distributed to the crushing and screening plant and other site infrastructure at 480/220/110 V. However, power for the new crushing circuit is supplied by diesel generators with approximately 2 MW of capacity. At the crushing and screening plant, separate transformers feed the principal equipment. Installed transformer capacity is summarized in Table 18.2.

A new electrical substation is being designed, with a capacity of 10 MW. It will be connected to a 145 kV electrical line from the Comision Federal de Electricidad. This is being added in order to have enough electrical capacity to operate the larger tertiary crushers being installed on the old crushing circuit. This power source will also be used for the new crushing circuit to be relocated west of the existing plant.

Table 18.2
Summary of the Installed Transformer Capacity

Area of Transformer	KVA
Primary Crushing (Gyratory Crusher)	1,000
Fine Crushing Circuit	3,000
New Crushing Circuit	1,500
Overland & grasshoppers conveyors	5,500
Leach solution ponds	1,500
Pumping Substation	2,500
ADR Plant	1,000
Assay & Met Laboratory	300
Exploration Assay Laboratory	500
Main office	75
Exploration office	45
Water well #1	75
Water well #2	45
Water well #3	150
Water well #4	225
Overall lighting	50
Mining contractor office	75
Mining contractor workshop	75
Mechanical maintenance workshop	75
Washer truck area	75
Geology warehouse	75
Liquid cyanide facility	30
Maintenance contractor office (Inpromine)	150
Main warehouse	15

Table provided by Alio Gold Inc.

The electrical power supply is sufficient for the current production rate of 22,000 t/d of ore, with some spare capacity.

    18.1.4     Water Supply

The current demand of fresh water is 3,296 m3/d, of which 1,841 m3/d are for the leach area and ADR plants, 988 m3/d for the irrigation of the roads inside both pits, 136 m3/d for crushing and offices, 58 m3/d for the mining contractor office and workshop and 273 m3/d for the irrigation of community roads.

Comisión Nacional del Agua (CONAGUA) has authorized 4 concession titles to exploit and use national water for a grand total of 1,900,000 m3/year. Alio has built and commissioned 4 water wells, each one with the following capacity:

  Water well #1: 300,000 m3/year.
  Water well #2: 300,000 m3/year.
  Water well #3: 400,000 m3/year.
  Water well #4: 900,000 m3/year.

All fresh water is conducted through pipelines and distributed to each point of usage, as shown in Figure 18.5.

Figure 18.5
Fresh Water Distribution Network at the San Francisco Mine

A new water tank and a pressure pump were installed to comply with regulation NOM–002–STPS of the Secretaría del Trabajo y Previsión Social (STPS) regarding the prevention of and protection against fire in the workplace, which states that water pressure for fire control should be at least 7 kg/cm2.

19.0       MARKET STUDIES AND CONTRACTS

Alio produces gold doré at the San Francisco mine which is further refined and readily sold on the world market. At the time of compiling this report, the price of gold ranged from USD 1,220.40/oz gold to USD 1,257.40/oz.

19.1      MARKET AND MARKET STUDIES

Gold is a metal that is traded on world markets, with benchmark prices generally based on the London market (London fix). Gold has two principal uses: product fabrication and bullion investment. Fabricated gold has a wide variety of end uses, including jewellery (the largest fabrication use), electronics, dentistry, industrial and decorative uses, medals, medallions and official coins. Gold bullion is held primarily as a store of value and as a safeguard against the depreciation of paper assets denominated in fiat currencies. Due to the size of the bullion market and the above-ground inventory of bullion, Alio’s activities will not influence gold prices. The doré produced by Alio at its mines is further refined by third parties before being sold as bullion (99.99% pure gold). To a large extent, gold bullion is sold at the spot price.

Table 19.1 summarizes the high and low average annual London PM gold and silver price per ounce from 2000 to May 19, 2017.

Table 19.1
Average Annual High and Low London PM Fix for Gold and Silver from 2000 to May 19, 2017
(prices expressed in USD/oz)

Year	Gold Price			Silver Price
	High (USD)	Low (USD)	Cumulative Average	High (USD)	Low (USD)	Cumulative Average
2000	312.70	263.80	279.11	5.45	4.57	4.95
2001	278.85	255.95	271.04	4.82	4.07	4.37
2002	349.30	277.75	309.73	4.85	4.20	4.60
2003	416.25	319.90	363.38	5.96	4.37	4.88
2004	454.20	375.00	409.72	7.83	5.49	6.67
2005	536.50	411.10	444.74	9.23	6.39	7.32
2006	725.00	524.75	603.46	14.94	8.83	11.55
2007	841.10	608.30	695.39	15.82	11.67	13.38
2008	1,011.25	712.50	871.96	20.92	8.88	14.99
2009	1,212.50	810.0	972.35	10.51	19.18	14.67
2010	1,421.00	1,058.00	1,224.53	15.14	28.55	20.19
2011	1,895.00	1,319.00	1,571.52	26.68	48.70	35.12
2012	1,791.75	1,540.00	1,668.98	37.23	26.67	31.15
2013	1,693.75	1,192.00	1,411.23	31.11	18.61	23.79
2014	1,385.00	1,142.00	1,266.40	22.05	15.28	19.08
2015	1,295.75	1,049.40	1,160.06	18.23	13.71	15.68
2016	1,366.25	1,077.00	1,250.74	20.71	13.58	17.14
2017*	1,284.15	1,151.00	1230.74	18.56	15.95	17.41

Source: www.kitco.com,, London PM Fix – USD.
* Data for 2017 is as of May 19, 2017

19.2       MINING CONTRACTS

     19.2.1      Contractor Requirements

Under the mining contract dated September 19, 2009, as amended on March 18, 2011, November 1, 2012, April 1, 2013, March 21, 2014, and in February and March, 2015, the contractor’s performance of mining operations at the San Francisco mine includes drilling and blasting, loading and transportation of waste rock and ore, pit drainage, building slopes and roads as needed, scaling of pit walls to design limits, maintenance of equipment, and providing safe and orderly working conditions.

Until the end of 2017, the base contract rate for mining is USD 1.59/t for the first 2.5 Mt mined in a given month, with reduced rates for the incremental tonnage mined in excess of 2.5 Mt, as summarized in Table 19.2. As part of Alio’s negotiations with the mining contractor to reduce the operating costs, it has been agreed that there will be a base rate of USD 1.59/t for the San Francisco pit and USD 1.30/t for the La Chicharra pit.

Table 19.2
Contract Mining Rates

Tonnage Range (Mt/y)	Base Rate (USD/t)	Incremental Rate (USD/t)
Monthly tonnage San Francisco pit	1.59	-
Monthly tonnage La Chicharra pit	1.30	-

Other terms of the mining contract include:

  The assumed powder factor is 0.200 kg of ANFO per tonne of rock blasted. The base cost per tonne of material blasted (including items such as explosives, supplies and accessories, drill service for blasting etc.), is USD 0.19/t.
  The drill pattern is 4.5 m by 5.0 m, using 6.5-inch diameter blast hole drills.
  The base cost of diesel fuel is USD 0.52 per litre.
  Design rock densities are ore 2.66 t/m3 and waste 2.77 t/m3.
  The work schedule is based on two shifts of 12 hours per day, 360 days per year.

     19.2.2      Owner Mining Requirements

Mining engineering and design services are provided by Alio. These services include:

  Obtaining of all permits and licences for mining.
  Mine design and planning, grade control and surveying services.
  Supply of electric power, water and telecommunications.

  Security services, safety plans and personnel and first aid stations.

19.3       REFINING AND SALES CONTRACTS

     19.3.1      Refining Agreement

Alio’s subsidiary Molimentales entered into an agreement with Asahi Refining USA Inc. (Asahi) to refine the gold and silver doré bars produced at the San Francisco mine, at Asahi’s Salt Lake City refinery in Utah, USA.

Some of the terms and conditions in the contract are as follows:

•	Shipments will consist of no less than 75 kg of material, in the form of doré bars weighing approximately 10 to 25 kg.

•	Each shipment will have full and complete documentation to permit importation into the United States.

•	The refiner will credit the following percentages of the final agreed assayed gold and silver content of the refined material in each shipment:

	o	99.925% of the assayed gold content.
	o	99.00% of the assayed silver content.

•

Delivery of the gold and silver components of the recoverable metals from each shipment will be made 5 working days after receipt of the material by the refiner, subject to the assay results being within the splitting limits as set forth in the agreement.

•	Treatment charges are USD 0.40 per troy ounce of material received.

•	If Alio elects to take an early settlement of the account, Asahi will levy a fee which is calculated according to the terms of the agreement.

•	Asahi may charge additional fees for refining or may reject any material containing in excess of the maximum limits of deleterious elements, as defined by the contract.

The first refining agreement between Molimentales and Asahi commenced on December 28, 2009 and remained in effect until December 31, 2011. It was renewed in 2012 and the term was extended until December 31, 2013. Thereafter, the agreement has been automatically renewed for 12 months. The current agreement was signed on December 12, 2016 and covers the period from January 1, 2017 to December 31, 2017.

    19.3.2      Master Purchase Contract and Bill of Sale and Trading Agreement

On June 23, 2010, Molimentales entered into a contract and sale agreement with Auramet Trading, LLC (Auramet), under which it agreed to sell the gold and silver output from the San Francisco mine to Auramet.

On June 23, 2010, Molimentales also entered into a trading agreement with Auramet, which set forth the terms and conditions that govern non-exchange traded, over-the-counter, spot, forward and option transactions, on a deliverable and non-deliverable basis, involving various metals, energy products and currencies. The trading agreement is part of the Master Purchase Contract and Bill of Sale agreement with Auramet.

    19.3.3      Blasting Services

Molimentales has an agreement, valid until October 31, 2017, with DUFIL, S.A. de C.V., to handle the explosives from the warehouse to the pit, to prepare the ANFO, to design the blasting grids and to load the explosives into the holes.

20.0       ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

Micon’s 2013 Technical Report discussed the environmental studies, permitting and social or community impact prior to and into the third quarter of 2013. This section will discuss the environmental, permitting and social or community impact studies conducted by Alio from the third quarter of 2013 until December, 2015. There have been no material changes to this section since the February, 2016, Technical Report was published.

20.1       ENVIRONMENTAL CONSIDERATIONS

On March 2, 2012, Molimentales submitted a request to the Secretary for the authorization of an additional land use of 70.00 ha for the Chicharra pit, 160.00 ha for a new waste dump, 100.00 ha for the new leach pads, 8.54 ha for a new crushing circuit and 9.18 ha for a new area in ADR plant, for the increase in production capacity to 25,000 t/d. The Secretary conditionally authorized the additional land on May 02, 2012.

On July 22, 2013, Molimentales submitted a request of A Technical Justification Study for the Change of Use of Land (Estudio Técnico Jusitificativo para el Cambio de Uso de Suelo) to the Secretary to grant authorization for 334.75 ha of new land use areas, based upon the inventory of the natural resources to be affected, and an environmental evaluation of the new areas. The Secretary authorized the additional land on October 16, 2013. At this time, the whole mine site is covered by the authorization.

Modifications to the Environmental Licence (Licencia Ambiental Única), authorized on March 17, 2010, were submitted on August 25, 2014, to request the authorization of the Secretary of Environment and Natural Resources to include new equipment and increased production capacity for the operating licence, new inventory and registration of emissions to the atmosphere, new inventory and registration of hazardous waste generation and, also to register modifications to the blasting program. The Secretary conditionally authorized the modifications on October 6, 2014.

Molimentales continues to comply with the conditions established by the Secretary of Environment and Natural Resources for all of the previous and newly authorized environmental permits. These conditions include programs for the recovery and relocation of flora, reforestation, recovery and relocation of fauna, monitoring of surface water quality, monitoring of air quality, and hazardous waste management.

Alio was certified in April, 2015 as a “Clean Industry”, which is granted by the Federal Attorney of Environmental Protection (PROFEPA). The certification was granted after an environmental audit process in the San Francisco mine and it is valid for 2 years. Alio is committed to maintaining excellent standards of environmental protection and care in all of its operations. Renewal of this certification is expected by the end of May, 2017.

20.2       COMMUNITY AND SOCIAL CONSIDERATIONS

Alio is an active participant in, and supporter of, a number of community activities in Estación Llano and the surrounding communities. These activities range from assisting with health issues, education, athletics, cultural, social service and public works. Between July, 2013 and April 1, 2017 Alio spent approximately USD 989,000 (54.50 million pesos) on community activities

Alio assisted the community with health-related activities, such as donations of medicine and medical supplies for the local health day and to the local health centre.

Alio is continuing with medical seminars, where it provides medical consultations by specialists and medicine free of charge to the local communities. In addition, Alio assists with a number of other health related activities such as:

  Awareness Program “Fight Against Breast Cancer”.

  Agreement with the Fire Department of Santa Ana for transfers for patients in the community.

  Management for the certification of the community canteens that are provided by the Secretariat of Health.

  Food assistance to the intern from the medical community, Estación Llano.

  Recently, a program to assist people with hearing devices was initiated by Alio. Alio provided hearing devices to 10 people in the community.

Alio has assisted educational activities in the community with donations of graduation gifts, cistern construction, school bus repairs and the purchase of trees for the purpose of reforestation in the community. In addition, Alio:

  Continues with the maintenance support for the infrastructure of the kindergarten at Estación Llano; air conditioners for Estación Llano, Ejido El Claro and Santa Ana schools were also provided.

  Equipped a chemistry laboratory in a high school in Santa Ana.

  In coordination with the municipality of Santa Ana, paid for the construction of a roof in a primary school.

  Donated and installed equipment in the Ejido El Claro community for it to be able to have internet service.

  Contributed to equipment for a bus for the Ministry of Education and Culture, for the transportation of students.

  Financed material for the construction of a perimeter fence around the high school in Estación Llano.

  Contributed to universities for the purchase of equipment for the Schools of Geology and Mines.

  Paid for advisers to develop high school open and basic education (ISEA).

  Assisted the local adult community, in coordination with the national employment service and the University of Sonora, in training 25 persons from the community for self-employment.

Alio is continuing to assist the community with financial contributions towards the purchase of athletic equipment and team uniforms, travel expenses for local teams, payment of instructor’s fees for summer camps in martial arts, music, art, sports and swimming lessons.

Alio continues to support cultural activities, such as funding for Mother’s Day, the Christmas festivities and party for the children of Estación Llano, support for the children’s or student’s day at the local schools, a water campaign conducted by the city’s water agency and payment of teachers for the summer camp.

Financial assistance of social services has included donation of a vehicle and mechanical service for the local Estación Llano police officer, funding training for the Fire Department of the Municipality of Santa Ana in the handling of hazardous materials, sponsoring training of a person for the prevention of drugs and alcoholism program, and ambulance support.

Public works support has included the donation of electrical cables for the local community’s water well, playground repair, construction of cattle fencing and payment for road safety signs. Alio has continued to contribute to public works by:

  Continuing support for drinking water services, by assisting with the necessary replacement of the engines and pumps for wells that provide water to the communities of Estación Llano, Ejido San Diego and Benjamin Hill.

  Supporting access to the communal lands by arranging for the construction of roads.

  Building a local municipal canteen for Estación Llano.

  Working with the city of Santa Ana for the approval of a drainage project, which will benefit of Estación Llano.

  Conducting the rehabilitation and renovation of the ballpark "Francisco Celaya and Jesus Bracamontes" of Estación Llano.

In addition to the above activities, Alio has:

  Made donations and dispensations of Christmas presents and other materials to benefit the municipalities of Santa Ana, Benjamin Hill and Magdalena.

  Provided dispensations to the public canteens of Benjamin Hill.

  Donated groceries to an orphanage located in Imuris, Sonora.

  Made a donation in accordance with an existing agreement with the State DIF.

  Assisted in the organization of festivities in Estación Llano.

  Implemented watering of the streets with greater traffic, to reduce dust contamination.

In 2016, due to its efforts in the area of corporate social responsibility, Alio was awarded for the fifth time with the Company emblem “Socially Responsible” (ESR®), which is granted by the Mexican Centre of the Philanthropy (CEMEFI) and the Alliance for Managerial Social Responsibility in Mexico. This recognition is awarded on an annual basis and recognizes companies that are leaders in setting social responsibility standards. Alio is currently working upon its application for 2017.

Alio has also received several other awards, such as:

  In June 2016, Alio obtained the “Mexico Without Child Labour” award granted by the Ministry of Labour (STPS), This award is given to companies that demonstrate the implementation of policies to prevent and eradicate child labour.

  In December, 2016, Alio obtained the “Inclusive Company” award which is granted by the Ministry of Labour to companies that demonstrate the implementation of policies designed to enhance the employment of members of minority groups.

  Also, in December, 2016, Alio obtained the renewal of the “Family Responsible Company” distinction, which is granted every two years by the ministry of Labour.

21.0       CAPITAL AND OPERATING COSTS

21.1       CAPITAL EXPENDITURES

Future capital expenditures over the mine life are estimated to total USD 70 million, as shown in Table 21.1.

Table 21.1
Estimated Future Capital Expenditures (USD)

Sustaining Capital Expenditure	2017	2018	2019	2020	2021	2022	2023	2024	LOM
Equipment	0.5	1.4	1.3	1.3	1.3	1.3	-	-	7.2
Leach pad	3.4	2.6	2.6	2.6	2.6	-	-	-	14.0
Other	4.3	-	-	-	-	-	-	-	4.3
Total	8.2	4.0	4.0	4.0	4.0	1.3	-	-	25.5
Expansionary Capital Expenditure
Pre-stripping	4.3	20.5	13.3	-	-	-	-	-	38.0
Crushing updates	2.1	2.6	0.2	-	-	-	-	-	4.9
Power upgrade	1.5	0.5	-	-	-	-	-	-	2.0
Total	7.8	23.6	13.5	-	-	-	-	-	44.9
Total Cost Expenditure	16.1	27.6	17.5	4.0	4.0	1.3	-	-	70.4

Sustaining capital expenditure includes equipment for crushing and conveying requirements, the continued expansion of leach pads for production purposes, and miscellaneous process equipment and plant improvements to generate efficiencies.

Expansionary capital expenditure includes pre-stripping to provide access to additional ore, crushing upgrades to enable finer crushing of ore to improve recoveries, power upgrade to provide more mains power to the crushing circuit and enable removal of the diesel generating plant.

Closure and reclamation costs are currently estimated to be USD 8.0 million. This amount includes physical reclamation and payments to employees. This cost is not included in the capital estimates as Alio believes they will not materially change.

Micon has reviewed Alio’s estimate of the future capital expenditures for the San Francisco Project and regards it as reasonable.

21.2       CASH COSTS

Alio’s projected production and average cash cost per ounce of gold from 2017 to 2024 is estimated to be as shown in Table 21.2.

Table 21.2
Estimated Future Production and Cash Costs (USD)

Total	2017	2018	2019	2020	2021	2022	2023	2024	LOM
Ore mined	8.0	8.0	8.0	8.0	8.0	8.0	1.2	-	49.4
Waste mined	17.6	24.6	27.6	34.7	31.9	34.5	2.2	-	173.0
Pre-stripping mined	2.8	12.0	7.8	-	-	-	-	-	22.5
Total mined	28.3	44.6	43.4	42.8	39.9	42.5	3.4	-	245.0
Strip ratio (Incl. pre-stripping)	2.5	4.6	4.4	4.3	4.0	4.3	1.8	-	4.0
Ore grade	0.513	0.561	0.620	0.576	0.578	0.601	0.335	-	0.539
Ounces deposited	131,820	144,919	160,167	148,600	149,227	155,158	86,424	3,382	979,698
Recovery LOM (includes dilution factor of 3%)									70.7%
Ounces produced from New Ore loaded									692,710
Residual leaching production									28,109
Total ounces produced	92,135	104,922	112,984	108,518	110,294	109,638	71,225	11,103	720,819
Cash cost per ounce	~900	822	852	968	952	1,012	691	1,200	900

Alio’s latest estimate of its life-of-mine production is between 670,000 and 720,000 ounces of gold at cash costs of USD 900 to USD 950 per ounce of gold. Cost per ounce of gold quoted is net of by-product credits.

Micon has reviewed Alio’s operating cost forecast for the life of the San Francisco Project and regards them as reasonable.

22.0       ECONOMIC ANALYSIS

Since the last Technical Report conducted on the San Francisco Project, as amended in November, 2016, Alio has continued to meet the requirements necessary to be considered a producing issuer, according to the definition contained in NI 43-101.

The investment of an incremental USD 45 million during 2017-2019 is expected by Alio to generate an additional 360,000 gold ounces, compared to the estimates in the prior Technical Report. The USD 38 million in capital stripping will provide access from the current phase 5 through to phase 8 of the San Francisco pit and phase 2 of La Chicharra pit, for a combined increase of approximately 265,000 ounces. The USD 5 million investment in crusher upgrades is expected to increase recoveries.

Closure and reclamation costs are currently estimated to be USD 8.0 million. This amount includes physical reclamation and payments to employees. These costs are not included in the economic analysis as they do not vary materially between alternate mine life scenarios.

Alio notes that the expansionary capital expenditure is phased smoothly over 2017-2019 which means the updated LOM doesn’t significantly depart from the 2016 technical report cash flows during the investment period. The planned capital investments are expected, by Alio, to generate an additional USD 85 million in after tax free cash flow, compared to the economic projections contained in the 2016 Technical Report.

23.0       ADJACENT PROPERTIES

The San Francisco property exists within the Sierra Madre Occidental metallogenic province and is known to host a number of separate zones or showings of anomalous gold mineralization. There are other metallic mineral deposits in the area, but very little information is available on those properties. There are no immediately adjacent properties which directly affect the interpretation and evaluation of the mineralization or anomalies found at San Francisco. However, the 1995 San Francisco Property Reserve and Resource document by Mine Development Associates of Reno, Nevada, listed a number of exploration possibilities in the immediate area of the mine that are not included on the San Francisco property

Among the targets which remain is the bedrock area surrounding the Arroyo La Perra, a placer deposit located approximately 2 km northwest of the San Francisco pit. The 1995 report mentions that seven holes had been drilled in bedrock to that point and that one of the holes intersected 8 m of 1.6 g/t gold at 42.5 m down-hole, while another intersected 18 m of 0.422 g/t gold at 4 m down-hole. Other targets mentioned with fair to good exploration potential for the discovery of significant gold deposits were La Desconocida, Casa de Piedras Oeste and La Trinchera, all of which are located between 2 km to 5 km northwest of the San Francisco pit.

Micon has not verified the information regarding the adjacent mineral deposits and showings described above that are outside the immediate area of the San Francisco and La Chicharra pits. The information contained in this section of the report, which was provided by Alio, is not necessarily indicative of the mineralization at the San Francisco Project.

24.0      OTHER RELEVANT DATA AND INFORMATION

All relevant data and information regarding Alio’s San Francisco Project are included in other sections of this Technical Report.

Micon is not aware of any other data that would make a material difference to the quality of this Technical Report or make it more understandable, or without which the report would be incomplete or misleading.

25.0      INTERPRETATION AND CONCLUSIONS

25.1      MINERAL RESOURCE ESTIMATE

Both the CIM and the JORC codes state that mineral resources must meet the condition of “a reasonable prospect for eventual economic extraction.” For open pit material, Alio utilized a Lerchs Grossman pit shell geometry at reasonable long term prices, and reasonable costs and recovery assumptions, as meeting this condition. The resource is based on a pit shell at a gold price of USD 1,350/oz and cost and recovery parameters developed by Alio which meet the conditions for classification of the material as a mineral resource.

Pit bench heights were set at 6 m (the block height of the 3-D block model) and the slope angles used for the pit optimization were based on inter-ramp angles recommended by Golder Associates in its December, 1996, report.

The pit shell adopted for reporting resources was estimated at a gold price of USD 1,350/troy ounce, using the drilling database as of March, 2017 and the topographic surface as of April 1, 2017. The mineral resource, as estimated by Alio and audited by Micon, is presented in Table 25.1. This resource estimate includes the material reported in the mineral reserve described subsequently, and has an effective date of April 1, 2017.

Table 25.1
Mineral Resource Estimate for the San Francisco Project (Inclusive of Mineral Reserves) as of April 1,
2017 at a Gold Price of USD 1,350/oz

Area	Cut-off (Au g/t)	Category	Tonnes	Au (g/t)	Gold (Oz)
San Francisco Mine OP	0.121	Measured	39,713,000	0.531	678,000
		Indicated	20,604,000	0.566	375,000
		Measured & Indicated	60,317,000	0.543	1,053,000
		Inferred*	483,000	0.596	9,000
La Chicharra Mine OP	0.115	Measured	6,918,000	0.550	122,000
		Indicated	6,068,000	0.500	98,000
		Measured & Indicated	12,986,000	0.527	220,000
		Inferred*	231,000	0.488	4,000
La Chicharra Pit NW OP	0.115	Measured	673,000	0.550	12,000
		Indicated	558,000	0.616	11,000
		Measured & Indicated	1,231,000	0.580	23,000
		Inferred*	2,000	0.473	20
La Chicharra Pit North OP	0.115	Measured	186,000	0.676	4,000
		Indicated	92,000	0.628	2,000
		Measured & Indicated	278,000	0.660	6,000
		Inferred*	5,000	1.240	200
Total Resources		Measured	47,490,000	0.535	816,000
		Indicated	27,322,000	0.553	485,000
		Measured & Indicated	74,813,000	0.541	1,302,000
		Inferred*	721,000	0.566	13,000

*Inferred resources in this table only includes material within the limits of the USD 1,350/oz Au pit shell and does not include material outside of the pits limit.

Micon recommends that Alio use the April 1, 2017 mineral resource estimate contained in Table 25.1 as the stated mineral resource estimate for the San Francisco Project, as this estimate recognizes the use of a cut-off of 0.121 g/t gold for the San Francisco deposit and 0.115 g/t gold the for La Chicharra deposit, as the grades at which the mineralization would meet the parameters for potential economic extraction.

Micon believes that no environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues exist which would adversely affect the mineral resources estimated above. However, mineral resources that are not mineral reserves do not have demonstrated economic viability. The figures in Table 25.1 have been rounded to reflect that they are an estimate.

The mineral resource estimate has been reviewed and audited by Micon. It is Micon’s opinion that the April 1, 2017 mineral resource estimate has been prepared in accordance with the CIM standards and definitions for mineral resource estimates, and that Alio can use this estimate as a basis for further exploration and economic evaluation of the San Francisco Project. The April 1, 2017 mineral resource estimate supersedes the July 1, 2016 estimate reported in the September, 2016 Technical Report, which was amended in November, 2016.

25.2      MINERAL RESERVE ESTIMATE

The mineral reserve estimate completed by Alio on July 1, 2016 and audited by Micon in May, 2017, is compliant with the current CIM standards and definitions specified by NI 43-101, and supersedes the July 1, 2016 reserve estimate for the San Francisco mine. In addition, Alio has carried out a reserve estimate for its second deposit, La Chicharra, which has also been audited by Micon and is presented in this report.

The gold price used for estimating the reserves at the San Francisco Project was USD 1,250 per ounce. Mining recovery has been estimated at 98% for both the San Francisco and La Chicharra deposits. Micon agrees with this estimate, as it is based on actual experience at the mine. Dilution for the San Francisco and La Chicharra deposits varies, up to 4%, depending on the pit phases.

Table 25.2 presents the total reserves estimated within the pit design outline, including the mine recovery and dilution factors.

Table 25.2
Mineral Reserves within the San Francisco and La Chicharra Pit Design (April 1, 2017) after Mining
Recovery and Dilution

PIT	Classification	Metric tonnes	Gold (g/t)	Contained Gold Ounces
San Francisco Pit	Proven	27,048,000	0.578	502,500
	Probable	12,083,000	0.579	224,700
	Total	39,131,000	0.578	727,200
La Chicharra Pit	Proven	2,329,000	0.471	35,200
	Probable	5,328,000	0.551	94,300
	Total	7,657,000	0.526	129,600
La Chicharra Pit NW OP	Proven	170,000	0.434	2,400
	Probable	363,000	0.431	5,000
	Total	533,000	0.432	7,400
La Chicharra Pit North OP	Proven	72,000	0.638	1,500
	Probable	200,000	0.437	2,800
	Total	272,000	0.490	4,300
Total Pits	Proven	29,619,000	0.569	541,600
	Probable	17,974,000	0.566	326,900
	Total	47,593,000	0.568	868,500
San Francisco Mine	Low Grade Stockpile	7,199,000	0.26	60,178
San Francisco Mine	Total Pits + Stockpile	54,792,000	0.527	928,678

The proven and probable reserves in Table 25.2 have been derived from the measured and indicated mineral resources summarized in Table 25.1 and account for mining recovery and dilution. The figures in Table 25.2 have been rounded to reflect that they are an estimate.

25.3      CONCLUSIONS

Micon has audited the resource and reserve estimates and concludes that these were conducted to the standard necessary to meet the CIM standards and definitions for mineral resources and reserves.

Micon has reviewed the mine design, the mining schedule, the mining contract terms and the ability of the contractor to meet the mining schedule, and concludes that the estimations and designs have been properly carried out and that the contractor is capable of meeting the schedule.

Micon has reviewed the crushing, heap leach and ADR facilities and concludes that they are adequate for the treatment of the scheduled process feed material and the recovery of gold in doré, as forecast in the production plan. Micon also believes that the crusher modifications and capital spend by Alio are justified to improve recovery.

Micon has reviewed the economics of the San Francisco operation and concludes that it is viable and meets the criteria for publication of a mineral reserve and the reserves are appropriate.

26.0      RECOMMENDATIONS

All of the drilling performed from July, 2016 to March, 2017 was focused on confirming the gold mineralization both within the existing San Francisco and La Chicharra pits on benches for which previous drilling was widely spaced, and in the areas of the secondary pits at both San Francisco and La Chicharra. Alio conducted no true exploration drilling on any other of its regional or San Francisco property targets during the last year and a half.

Micon recommends that Alio proceed with the following program of drilling which, in Micon’s opinion, has the potential to strengthen and increase the Project resources.

  Infill Drilling – Additional in-fill drilling has the potential to increase the confidence in the resource estimate of the deposit and increase overall gold grade, reducing the drilling spacing between holes along the sections. Alio is planning to drill approximately 42,000 m of in-fill drilling at an approximate cost of USD 2.73 million.

  San Francisco Mine Potential – additional to the in-fill drill program, Alio is considering continuing to drill in the down dip projections of the mineralized zones within the San Francisco pit and La Chicharra pit, and exploring the northeastern and southeastern portion of the San Francisco pit to locate possible additional resources. Previous drilling along the northern pit wall to the north and down below of the existing crushing facilities has encountered shallow mineralization. Further drilling will test for extensions of these near surface zones. Alio is planning to drill approximately 20,000 m of in-fill drilling at an approximate cost of USD 1.3 million.

Given the prospective nature of the property, it is Micon’s opinion that the San Francisco Project merits further exploration. Micon recommends that Alio continues to hold its existing mineral concessions and that Alio’s drilling program of in-fill and down dip drilling program of approximately USD 4 million is both warranted and appropriate as the first stage of further work to be conducted on the San Francisco property.

Micon also recommends that Alio proceed with implementing the proposed upgrades to the crushing circuits, with the objective of increasing the average gold recovery.

27.0      DATE AND SIGNATURE PAGE

MICON INTERNATIONAL LIMITED

“William J. Lewis” {signed and sealed as of the report date}

William J. Lewis, P.Geo.	Report Date: May 25, 2017
Senior Geologist	Effective Date: April 1, 2017

“Alan J. San Martin” {signed as of the report date}

Ing. Alan J. San Martin, MAusIMM (CP)	Report Date: May 25, 2017
Mineral Resource Modeller	Effective Date: April 1, 2017

“Mani Verma” {signed and sealed as of the report date}

Mani M. Verma, P.Eng.	Report Date: May 25, 2017
Associate Mining Engineer	Effective Date: April 1, 2017

“Richard Gowans” {signed and sealed as of the report date}

Richard M. Gowans, P.Eng.	Report Date: May 25, 2017
President	Effective Date: April 1, 2017

28.0      REFERENCES

28.1      TECHNICAL REPORTS, PAPERS AND OTHER SOURCES

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Golder and Associates, (1996), Final Pit Wall Stability Evaluation, San Francisco Mine Project Draft Report prepared for Geomaque De Mexico, 39 p.

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Lewis, W.J., (2005), Technical Report on the San Francisco Mine Property, Estación Llano, Sonora, Mexico, 68 p.

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Perez Segura, E., (1992), The Au-Te Mineralogy of the San Francisco Deposit, Sonora, Mexico, in Clark, K.F. et al., editors, Geology and Mineral Resources of Northern Sierra Madre Occidental, Mexico, Guidebook for the 1992 Field Conference, El Paso Geological Society, 479 p.

Prenn, N.B., et al., (1995), San Francisco Property Resource and Reserve Sonora, Mexico prepared by Mine Development Associates for Geomaque Exploration Ltd., 46 p.

Salas, G.P., et al, (1991), Economic Geology, Mexico, Volume P-3 of the Geology of North America, in The Decade of North American Geology Project series by The Geological Society of America, Inc., 438 p.

Silberman, M., (1992), Characteristics and Complex History of Gold-Bearing Quartz veins along the Mojave-Sonora Megashear Zone, northern Sonora, Mexico, in Clark, K.F. et al., editors, Geology and Mineral Resources of Northern Sierra Madre Occidental, Mexico, Guidebook for the 1992 Field Conference, El Paso Geological Society, 479 p.

Silver, L.T., and Anderson, T.H., (1974), Possible Left-lateral Early to Middle Mesozoic Disruption of the Southwestern North American Craton Margin, in Geological Society of America, Abstracts with Programs, v. 6, 955 p.

Sol & Adobe Ingenieros Asociado S.A. de C.V. (2006) San Francisco Scoping Study, 9-1 to 9 7 p.

Telluris Consulting Ltd., (2009), Structural Review of the San Francisco Deposit, Sonora Mexico, Prepared for Timmins Gold Corp. Molimentales del Noroeste S.A. de C.V., 35 p.

Timmins Gold Corp., (January, 2011), Exploration Report, 209 p. Timmins Gold Corp., (January-February, 2012) Exploration report, 229. Timmins Gold Corp., (January, 2013), Report of Exploration, 212 p.

Timmins Gold Corp., (May, 2011), Press Release: Timmins Gold sells 65,784 ounces of gold during first year of commercial operations at the San Francisco mine.

Timmins Gold Corp., (September, 2011), Press Release: Timmins Gold Corp Announces Updated Reserve and Resource Estimates for the San Francisco Gold Project.

Timmins Gold Corp., (October, 2011), Press Release: Timmins Gold Reports Second Quarter Production Results.

Timmins Gold Corp., (November, 2011), Press Release: Timmins Gold to commence Trading on NYSE Amex on November 4, 2011.

Timmins Gold Corp., (January, 2012), Press Release: Timmins Gold reports record production of 21,524 gold ounces in final quarter of 2011.

Timmins Gold Corp., (March, 2012), Press Release: Timmins Gold Corp Announces Updated Resource Estimate for the San Francisco Gold Project.

Timmins Gold Corp., (April, 2012), Press Release: Timmins Gold Reports Record Gold Production of 21,532 Ounces of Gold and Record Gold Recovery Ratio of 69% during Q1 2012.

Timmins Gold Corp., (July, 2012), Press Release: Timmins Gold reports record production of 23,203 ounces of gold and 14,453 ounce of silver during Q2 2012.

Timmins Gold Corp., (October, 2012), Press Release: Timmins Gold reports record production of 25,153 ounces of gold and 13,857 ounce of silver during Q3 2012.

Timmins Gold Corp., (January, 2013), Press Release: Timmins Gold reports record production of 94,444 ounces of gold for 2012.

Timmins Gold Corp., (April, 2013), Press Release: Timmins Gold reports record production of 28,328 ounces of gold for the first quarter of 2013.

Timmins Gold Corp., (April, 2013), Press Release: Timmins Gold intersects 72 meters of 1.6 gpt gold, 15 meters of 4.2 gpt gold and 14 meters of 3.2 gpt gold at San Francisco Pit.

Timmins Gold Corp., (July, 2013), Press Release: Timmins Gold reports production of 28,024 gold ounces for the second quarter of 2013.

Timmins Gold Corp., (October, 2013), Press Release: Timmins Gold reports record production of 29,139 gold ounces for the third quarter of 2013.

Timmins Gold Corp., (November, 2013), Press Release: Timmins Gold Announces Updated Reserve and Resource Estimates for the San Francisco Gold Mine.

Timmins Gold Corp., (November, 2013), Press Release: Updated Mine Plan for the San Francisco Mine.

Timmins Gold Corp., (December, 2013), Press Release: Timmins Files Updated NI 43-101 Technical Report for its San Francisco Gold Mine.

Timmins Gold Corp., (January, 2014), Press Release: Timmins Gold surpasses guidance with record production of 120,900 AuEq ozs in 2013 and 34,563 ozs for the fourth quarter of 2013.

Timmins Gold Corp., (April, 2014), Press Release: Timmins Gold reports record production of 35,684 AuEq* ounces for the first quarter of 2014.

Timmins Gold Corp., (May, 2014), Press Release: Timmins announces USD5 million 2014 exploration program focusing on three high potential targets.

Timmins Gold Corp., (July, 2014), Press Release: Timmins Gold reports production of 32,932 gold ounces for the second quarter of 2014.

Timmins Gold Corp., (October, 2014), Press Release: Timmins Gold reports production of 27,013 gold equivalent ounces for the third quarter of 2014.

Timmins Gold Corp., (December, 2014), Press Release: Timmins Gold to Purchase Caballo Blanco Gold Project.

Timmins Gold Corp., (December, 2014), Press Release: Timmins Gold completes acquisition of Caballo Blanco Gold Project.

Timmins Gold Corp., (January, 2015), Press Release: Timmins Gold reports record production of 121,573 AuEq ozs in 2014 and 25,304 AuEq ozs for the fourth quarter of 2014.

Timmins Gold Corp., (February, 2015), Press Release: Timmins Gold Identifies Potential Satellite Deposits North of San Francisco Mine Drills 33.85 m of 1.29 g/t Au and 10.2 m of 5.52 g/t Au.

Timmins Gold Corp., (February, 2015), Press Release: Timmins Gold Corp. Identifies High Grade Mineralization Adjacent to San Francisco Mine; Drills 14 metres of 8.0 g/t gold and 29 metres of 3.5 g/t gold.

Timmins Gold Corp., (February, 2015), Press Release: Timmins Gold to Combine with Newstrike Capital to Create an Emerging, Mexican-Focused Intermediate Gold Producer.

Timmins Gold Corp., (April, 2015), Press Release: Timmins Gold reports production of 24,374 AuEq ounces for the first quarter of 2015.

Timmins Gold Corp., (May, 2015), Press Release: Timmins Gold Completes Acquisition of Newstrike Capital.

Timmins Gold Corp., (July, 2015), Press Release: Timmins Gold Commences Underground Pilot Phase at its San Francisco Mine.

Timmins Gold Corp., (March, 2016), Press Release: Timmins Gold Updates San Francisco Technical Report.

Timmins Gold Corp., (August, 2016), Press Release: Timmins Gold Extends Operations at San Francisco Gold Mine into 2023.

Timmins Gold Corp., (Undated), Exploration Drilling Update on San Francisco Property, Internal Letter Report, unpagenated 19 p.

Timmins Gold Corp., (Undated), Infill Drilling at San Francisco Gold Mine 2014 – 2015, Exploracion on the San Francisco Mine, Internal Letter Report, unpagenated 18 p.

Timmins Gold Corp., (2005), Promotional Information Brochure, 2 p.

Timmins Gold Corp., (2005), San Francisco Gold Mine, Sonora Mexico, May, 2005, Power Point Presentation, 13 p.

Tosdal, R.M., Haxel, G.B., and Wright, J.E., (1989), Jurassic Geology of the Sonoran Desert Region, Southern Arizona, Southeastern California and Northwestern Sonora: Construction of a Continental-Margin Magmatic Arc, in J.P. Jenny, and S.H. Reynolds (editors), Geological Evolution of Arizona, Tucson, Arizona Geological Society Digest.

Vargas, J.C., et al, (1994), Geological – Mining Monograph of the State of Sonora, M-8E, published by the Consejo de Recursos Minerales, 220 p.

Zonge Engineering and Research Organization Inc., (2007), Processing and Interpretation of High Resolution Aeromagnetic and Radiometric Data for the San Francisco and Pima Project Areas, Sonora, Mexico, for Timmins Gold Corporation, 19 p.

28.2      INTERNET SOURCES

Kitco website, www.kitco.com

SEDAR website, www.sedar.com

Timmins Gold Corp., website www.timminsgold.com, (2005 to 2016) Press Releases.

29.0      CERTIFICATES OF AUTHORS

CERTIFICATE OF AUTHOR
William J. Lewis

As the co-author of this report for Alio Gold Inc. entitled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project Sonora, Mexico” dated May 25, 2017 with an effective date of April 1, 2017, I, William J. Lewis do hereby certify that:

1.

I am employed by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail wlewis@micon-international.com;

2.

This certificate applies to the Technical Report titled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project in Sonora, Mexico” dated May 25, 2017 with an effective date of April 1, 2017;

3.	I hold the following academic qualifications:

B.Sc. (Geology)	University of British Columbia	1985

4.

I am a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of Manitoba (membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:

•	Association of Professional Engineers and Geoscientists of British Columbia (Membership # 20333)
•	Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Membership # 1450)
•	Professional Association of Geoscientists of Ontario (Membership # 1522)
•	The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 94758)

5.	I have worked as a geologist in the minerals industry for over 30 years;

6.

I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 15 years as a surficial geologist and consulting geologist on precious and base metals and industrial minerals;

7.	I have read NI 43-101 and this Technical Report has been prepared in compliance with the instrument;

8.

I visited the San Francisco mine project on numerous previous occasions since 2005 and most recently between May 15 and 17, 2017 to review the resource/reserve estimates and in-fill drilling programs on the property and discuss the ongoing QA/QC program;

9.	I have written or co-authored previous Technical Reports for the mineral property that is the subject of this Technical Report;

10.	I am independent Alio Gold Inc. and its subsidiaries according to the definition described in NI 43-101 and the Companion Policy 43-101 CP;

11.	I am responsible for Sections 1 to 12 (except 12.3), 14.1, 14.2, 19, 20 and 23 to 26 of this Technical Report;

12.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading;

Report Dated this 25th day of May, 2017 with an effective date of April 1, 2017.

“William J. Lewis” {signed and sealed as of the report date}

William J. Lewis, B.Sc., P.Geo.

CERTIFICATE OF AUTHOR
Ing. Alan J. San Martin, MAusIMM (CP)

As the co-author of this report for Alio Gold Inc. entitled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project Sonora, Mexico” dated May 25, 2017 with an effective date of April 1, 2017, I, Alan J. San Martin do hereby certify that:

1)

I am employed as a Mineral Resource Modeller by Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail
asanmartin@micon-international.com.

2)	I hold a Bachelor Degree in Mining Engineering (equivalent to B.Sc.) from the National University of Piura, Peru, 1999.

3)	I am a member in good standing of the following professional entities:

•	The Australasian Institute of Mining and Metallurgy, accredited Chartered Professional in Geology, Membership #301778.
•	Canadian Institute of Mining, Metallurgy and Petroleum, Member ID 151724.
•	Colegio de Ingenieros del Perú (CIP), Membership # 79184.

4)

I have continuously worked in my profession since 1999, my experience includes mining exploration, mineral deposit modelling, mineral resource estimation and consulting services for the mineral industry.

5)

I am familiar with NI 43-101 and form 43-101F1 regulations and by reason of education, experience and professional registration with AusIMM (CP), I fulfill the requirements of a Qualified Person as defined in NI 43-101.

6)	I visited the San Francisco mine between August 12 and 16, 2013.

7)	I have been involved in preparing a number of prior Technical Reports on the property.

8)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading.

9)	I have read NI 43-101 and this Technical Report has been prepared in compliance with the instrument;

10)	I am independent Alio Gold Inc. and its subsidiaries according to the definition described in NI 43-101 and the Companion Policy 43-101 CP.

11)	I am responsible for the preparation of Section 12.3 and 14.3 of this Technical Report.

Report Dated this 25th day of May 25, 2017 with an effective date of April 1, 2017.

“Alan J. San Martin” {signed as of the report date}

Ing. Alan J. San Martin, MAusIMM (CP)
Mineral Resource Modeller
Micon International Limited

CERTIFICATE OF AUTHOR
Mani Verma

As the co-author of this report for Alio Gold Inc. entitled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project Sonora, Mexico” dated May 25, 2017 with an effective date of April 1, 2017, I, Mani M. Verma do hereby certify that:

1)	I am an associate of, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, M5H 2Y2 tel. (416) 362-5135 fax (416) 362-5763.

2)	I hold the following academic qualifications:

B.Eng. Mining Sheffield University, UK 1963.

M.Eng. (Mineral Economics) McGill University, Montreal, Quebec 1981

3)	I am a registered Professional Engineer with the Association of Professional Engineers of Ontario (Membership #48070015), I am a member in good standing of

•	The Canadian Institute of Mining, Metallurgy and Petroleum

4)	I have worked as a mining engineer in the minerals industry for over 30 years;

5)

I have read National Instrument NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43- 101. My work experience includes open pit and underground mining, engineering, project evaluation, due diligence reviews and consulting services.

6)	I am responsible for preparation of Sections 15, 16, 18, 21 and 22 of this Technical Report.

7)

I visited the San Francisco mine during 2010, in connection with a prior Technical Report on the property and again between August 12 and 16, 2013, with the latest visit occurring between May 15 and 17, 2017.

8)	I have been involved in preparing a number of prior Technical Reports on the property.

9)	I have read NI 43-101 and this Technical Report has been prepared in compliance with the instrument;

10)	I am independent of Alio Gold Inc. and related entities, other than providing consulting services;

11)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

Report Dated this 25th day of May, 2017 and Effective Report Date: April 1, 2017.

“Mani Verma” {signed and sealed as of the report date}

Mani Verma P.Eng.

CERTIFICATE OF AUTHOR
Richard M. Gowans

As the co-author of this report for Alio Gold Inc. entitled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project Sonora, Mexico” dated May 25, 2017 with an effective date of April 1, 2017, I, Richard Gowans do hereby certify that:

1.	I am employed by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail
rgowans@micon-international.com.

2.	I hold the following academic qualifications:

B.Sc. (Hons) Minerals Engineering, The University of Birmingham, U.K. 1980.

3.	I am a registered Professional Engineer of Ontario (membership number 90529389); as well, I am a member in good standing of the Canadian Institute of Mining, Metallurgy and Petroleum.

4.	I am familiar with NI 43-101 and by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes over 30 years of the management of technical studies and design of numerous metallurgical testwork programs and metallurgical processing plants.

5.	I have read NI 43-101 and this Technical Report has been prepared in compliance with the instrument.

6.	I have not visited the mine site.

7.	I have participated in the preparation of a number of prior Technical Reports on the San Francisco property.

8.	I am independent of Alio Gold Inc. and related entities.

9.	I am responsible for Sections 13 and 17 of this Technical Report.

10.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading.

Report Dated this 25th day of May, 2017 and Effective Report Date: April 1, 2017.

“Richard Gowans” {signed and sealed as of the report date}

Richard Gowans P.Eng.

APPENDIX 1

GLOSSARY OF MINING AND OTHER RELATED TERMS

GLOSSARY AND DEFINED TERMS

The following is a glossary of certain mining terms that may be used in this Technical Report.

A

Ag	Symbol for the element silver.

Alio or ALO	Alio Gold Inc., including, unless the context otherwise requires, the Company's subsidiaries.

Assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

Au	Symbol for the element gold.

B

Base metal	Any non-precious metal (e.g. copper, lead, zinc, nickel, etc.).

Bulk mining	Any large-scale, mechanized method of mining involving many thousands of tonnes of ore being brought to surface per day.

Bulk sample

A large sample of mineralized rock, frequently hundreds of tonnes, selected in such a manner as to be representative of the potential orebody being sampled. The sample is usually used to determine metallurgical characteristics.

Bullion	Precious metal formed into bars or ingots.

By-product	A secondary metal or mineral product recovered in the milling process.

C

Channel sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.

Chip sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.

CIM Standards	The CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council from time to time. The most recent update adopted by the CIM Council is effective as of May 10, 2014.

CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.

Concentrate	A fine, powdery product of the milling process containing a high percentage of valuable metal.

Contact	A geological term used to describe the line or plane along which two different rock formations meet.

Core	The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

Core sample	One or several pieces of whole or split parts of core selected as a sample for analysis or assay.

Cross-cut

A horizontal opening driven from a shaft and (or near) right angles to the strike of a vein or other orebody. The term is also used to signify that a drill hole is crossing the mineralization at or near right angles to it.

Cut-off grade

The lowest grade of mineralized rock that qualifies as ore grade in a given deposit, and is also used as the lowest grade below which the mineralized rock currently cannot be profitably exploited. Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production.

D

Dacite	The extrusive (volcanic) equivalent of quartz diorite.

Deposit	An informal term for an accumulation of mineralization or other valuable earth material of any origin.

Development drilling	Drilling to establish accurate estimates of mineral resources or reserves usually in an operating mine or advanced project.

Dilution	Rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the grade of the ore.

Diorite	An intrusive igneous rock composed chiefly of sodic plagioclase, hornblende, biotite or pyroxene.

Dip	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

Doré

A semi refined alloy containing sufficient precious metal to make recovery profitable. Crude precious metal bars, ingots or comparable masses produced at a mine which are then sold or shipped to a refinery for further processing.

E

Epithermal	Hydrothermal mineral deposit formed within one kilometre of the earth’s surface, in the temperature range of 50 to 200°C.

Epithermal deposit	A mineral deposit consisting of veins and replacement bodies, usually in volcanic or sedimentary rocks, containing precious metals or, more rarely, base metals.

Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

F

Face	The end of a drift, cross-cut or stope in which work is taking place.

Fault	A break in the Earth's crust caused by tectonic forces which have moved the rock on one side with respect to the other.

Flotation	A milling process in which valuable mineral particles are induced to become attached to bubbles and float as others sink.

Fold	Any bending or wrinkling of rock strata.

Footwall	The rock on the underside of a vein or mineralized structure or deposit.

Fracture

A break in the rock, the opening of which allows mineral-bearing solutions to enter. A "cross-fracture" is a minor break extending at more-or-less right angles to the direction of the principal fractures.

G

g/t	Abbreviation for gram(s) per metric tonne.

Galena	Lead sulphide, the most common ore mineral of lead.

g/t	Abbreviation for gram(s) per tonne.

Grade

Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of its relative mass. With gold, this term may be expressed as grams per tonne (g/t) or ounces per tonne (opt).

Gram	One gram is equal to 0.0321507 troy ounces.

H

Hanging wall	The rock on the upper side of a vein or mineral deposit.

Heap Leaching

A process used for the recovery of copper, uranium, and precious metals from weathered low-grade ore. The crushed material is laid on a slightly sloping, impervious pad and uniformly leached by the percolation of the leach liquor trickling through the beds by gravity to ponds. The metals are recovered by conventional methods from the solution.

High grade	Rich mineralization or ore. As a verb, it refers to selective mining of the best ore in a deposit.

Host rock	The rock surrounding an ore deposit.

Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.

I

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Intrusive	A body of igneous rock formed by the consolidation of magma intruded into other

K

km	Abbreviation for kilometre(s). One kilometre is equal to 0.62 miles.

L

Leaching	The separation, selective removal or dissolving-out of soluble constituents from a rock or ore body by the natural actions of percolating solutions.

Level	The horizontal openings on a working horizon in a mine; it is customary to work mines from a shaft, establishing levels at regular intervals, generally about 50 m or more apart.

Limestone	A bedded, sedimentary deposit consisting chiefly of calcium carbonate.

M

m	Abbreviation for metre(s). One metre is equal to 3.28 feet.

Marble	A metamorphic rock derived from the recrystallization of limestone under intense heat and pressure.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Metallurgy	The science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes.

Metamorphic	Affected by physical, chemical, and structural processes imposed by depth in the earth’s crust.

Mill	A plant in which ore is treated and metals are recovered or prepared for smelting; also a revolving drum used for the grinding of ores in preparation for treatment.

Mine	An excavation beneath the surface of the ground from which mineral matter of value is extracted.

Mineral	A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favourable conditions, a definite crystal form.

Mineral Claim

That portion of public mineral lands which a party has staked or marked out in accordance with federal or state mining laws to acquire the right to explore for and exploit the minerals under the surface.

Mineralization	The process or processes by which mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit.

Mineral Resource

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals. The term mineral resource used in this report is a Canadian mining term as defined in accordance with NI 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM), Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on December 11, 2005 and recently updated as of May 10, 2014 (the CIM Standards).

Mineral Reserve

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

N

Net Smelter Return

A payment made by a producer of metals based on the value of the gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

NI 43-101

National Instrument 43-101 is a national instrument for the Standards of Disclosure for Mineral Projects within Canada. The Instrument is a codified set of rules and guidelines for reporting and displaying information related to mineral properties owned by, or explored by, companies which report these results on stock exchanges within Canada. This includes foreign-owned mining entities who trade on stock exchanges overseen by the Canadian Securities Administrators (CSA), even if they only trade on Over The Counter (OTC) derivatives or other instrumented securities. The NI 43-101 rules and guidelines were updated as of June 30, 2011.

O

Open Pit/Cut

A form of mining operation designed toextract mineralsthat lie near the surface. Waste or overburden is first removed, and the mineral is broken and loaded for processing. The mining of metalliferous ores by surface- mining methods is commonly designated as open-pit mining as distinguished from strip mining of coal and the quarrying of other non- metallic materials, such as limestone and building stone.

Outcrop	An exposure of rock or mineral deposit that can be seen on surface, that is, not covered by soil or water.

Oxidation	A chemical reaction caused by exposure to oxygen that results in a change in the chemical composition of a mineral.

Ounce	A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.2 grams as distinct from an imperial ounce which weigh 28.4 grams.

oz	Abbreviation for ounce.

P

Plant

A building or group of buildings in which a process or function is carried out; at a mine site it will include warehouses, hoisting equipment, compressors, maintenance shops, offices and the mill or concentrator.

Probable Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

Proven Reserve	A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Pyrite

A common, pale-bronze or brass-yellow, mineral composed of iron and sulphur. Pyrite has a brilliant metallic luster and has been mistaken for gold. Pyrite is the most wide-spread and abundant of the sulfide minerals and occurs in all kinds of rocks.

Q

Qualified Person

Conforms to that definition under NI 43-101 for an individual: (a) to be an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geoscience, or engineering, related to mineral exploration or mining; (b) has at least five years' experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice; (c) to have experience relevant to the subject matter of the mineral project and the technical report; (d) is in good standing with a professional association; and (e) in the case of a professional association in a foreign jurisdiction, has a membership designation that (i) requires attainment of a position of responsibility in their profession that requires the exercise of independent judgement; and (ii) requires (A.) a favourable confidential peer evaluation of nthe individual’s character, professional judgement, experience, and ethical fitness; or (B.) a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining.

R

Reclamation	The restoration of a site after mining or exploration activity is completed.

S

Shoot	A concentration of mineral values; that part of a vein or zone carrying values of ore grade.

Skarn	Name for the metamorphic rocks surrounding an igneous intrusive where it comes in contact with a limestone or dolostone formation.

Stockpile	Broken ore heaped on surface, pending treatment or shipment.

Strike	The direction, or bearing from true north, of a vein or rock formation measure on a horizontal surface.

Stringer	A narrow vein or irregular filament of a mineral or minerals traversing a rock mass.

Sulphides	A group of minerals which contains sulphur and other metallic elements such as copper and zinc. Gold and silver are usually associated with sulphide enrichment in mineral deposits.

T

Tonne	A metric ton of 1,000 kilograms (2,205 pounds).

V

Vein	A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.

W

Wall rocks	Rock units on either side of an orebody. The hanging wall and footwall rocks of a mineral deposit or orebody.

Waste	Unmineralized, or sometimes mineralized, rock that is not minable at a profit.

Working(s)	May be a shaft, quarry, level, open-cut, open pit, or stope etc. Usually noted in the plural.

Z

Zone	An area of distinct mineralization.